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TABLE OF CONTENTS
INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on May 10, 2006

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pinnacle Gas Resources, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number)	30-0182582 (I.R.S. Employer Identification Number)

1 E. Alger Street
Sheridan, Wyoming 82801
(307) 673-9710
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Peter G. Schoonmaker
President and Chief Executive Officer
Pinnacle Gas Resources, Inc.
1 E. Alger Street
Sheridan, Wyoming 82801
(307) 673-9710
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
David C. Buck Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 (713) 220-4200	Mark Zvonkovic Akin Gump Strauss Hauer & Feld LLP 590 Madison Avenue New York, New York 10022-2524 (212) 872-8008

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this registration statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)

Common Stock, par value $0.01 per share	25,104,031	$276,114,341	$29,548

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933. No exchange or over-the-counter market exists for the registrant's common stock. The last sale of the registrant's common stock of which the registrant is aware occurred as part of the closing of the registrant's private placement on April 26, 2006 at a price of $11.00 per share.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, dated May 10, 2006

The information in this prospectus is not complete and may be changed. These securities may not be sold pursuant to the registration statement of which this prospectus is a part until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

25,104,031 Shares of
Common Stock

        This prospectus relates to up to 25,104,031 shares of the common stock of Pinnacle Gas Resources, Inc., which may be offered for sale by the selling stockholders named in this prospectus. The selling stockholders acquired the shares of common stock offered by this prospectus in private transactions exempt from registration under the Securities Act of 1933, as amended. We are registering the offer and sale of the shares of common stock to satisfy registration rights we have granted.

        We are not selling any shares of common stock under this prospectus and will not receive any proceeds from the sale of common stock by the selling stockholders. The shares of common stock to which this prospectus relates may be offered and sold from time to time directly by the selling stockholders or alternatively through underwriters, broker-dealers or agents. The shares of common stock may be sold in one or more transactions, at fixed prices, prevailing market prices at the time of sale, or negotiated prices. Because all of the shares of common stock being offered under this prospectus are being offered by selling stockholders, we cannot currently determine the price or prices at which our shares of common stock may be sold under this prospectus. We are aware that prior to the date of this prospectus, shares of our common stock have been sold in private resale transactions. We understand that those sales have been reported to the PORTAL® Market. To our knowledge, the most recent price at which shares of our common stock were resold was $            per share on                        , 2006. Future prices will likely vary from that price and these sales may not be indicative of prices at which our shares of common stock will trade in the future. Please see "Plan of Distribution."

        If shares of our common stock purchased in our private placement are sold by any selling stockholder to a transferee pursuant to Rule 144A or Regulation S and such transferee notifies us of such transfer and provides us with certain information for inclusion herein, then we will file a post-effective amendment to the registration statement that includes this prospectus or a prospectus supplement, amending the list of selling stockholders to include the transferee as a selling stockholder. Upon being notified by a selling stockholder that it intends to use an agent or principal to sell its shares, a post-effective amendment to the registration statement that includes this prospectus will be filed, naming the agent or principal as an underwriter and disclosing the compensation arrangement. All selling stockholders are subject to Regulation M and are precluded from engaging in any short selling activities prior to effectiveness and for as long as they are participants in the offering. Please see "Plan of Distribution."

        Prior to this offering, there has been no public market for our common stock.

        Investing in our common stock involves risks. You should read the section entitled "Risk Factors" beginning on page 15 for a discussion of risk factors that you should consider before investing in our common stock.

        You should rely only on the information contained in this prospectus or any prospectus supplement or amendment. We have not authorized anyone to provide you with different information. The selling stockholders are not making an offer of these securities in any state where the offer is not permitted.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2006

i

ABOUT THIS PROSPECTUS

        This prospectus is part of a resale registration statement. The selling stockholders may sell some or all of their shares in one or more transactions from time to time.

        This prospectus highlights selected information about us and our common stock but does not contain all information that you should consider before investing in the shares. You should read this entire prospectus carefully, including the "Risk Factors" beginning on page 15.

        You should rely only on the information contained in this prospectus. We have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus, as well as the information we file with the Securities and Exchange Commission, is accurate only as of the date of the documents containing the information.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC, under the Securities Act of 1933, as amended (the Securities Act), a registration statement on Form S-1 with respect to the common stock offered in this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. Statements made in this prospectus regarding the contents of any contract or other document are summaries of the material terms of the contract or document. With respect to each contract or document filed as an exhibit to the registration statement, reference is made to the corresponding exhibit. For further information pertaining to us and to the common stock offered by this prospectus, reference is made to the registration statement, including the exhibits and schedules thereto, copies of which may be inspected, without charge, at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained from the SEC at prescribed rates. Information on the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site that contains reports, proxy and information statements, and other information that is filed electronically with the SEC. The web site can be accessed at www.sec.gov.

        After effectiveness of the registration statement, which includes this prospectus, we will be required to comply with the informational requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and, accordingly, will file current reports on Form 8-K, quarterly reports on Form 10-Q, annual reports on Form 10-K, proxy statements and other information with the SEC. Those reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and on the SEC web site referred to above.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        We are including the following discussion to inform you of some of the risks and uncertainties that can affect our company and to take advantage of the "safe harbor" protection for forward-looking statements that applicable federal securities law affords. Various statements in this prospectus, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, are forward-looking statements. These include statements relating to such matters as:

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  projections and estimates concerning the timing and success of specific projects;

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  our financial position or operating results;

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  our business strategy;

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  our budgets;

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  the amount, nature and timing of capital expenditures;

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  the drilling of wells;

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  the development of recently acquired natural gas and oil properties, including our recent acquisition of Green River Basin assets;

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  the timing and amount of future production of natural gas and oil;

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  our operating costs and other expenses;

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  our estimated future net revenues from natural gas and oil reserves and the present value thereof;

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  our cash flow and anticipated liquidity; and

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  our other plans and objectives for future operations.

        When we use the words "believe," "intend," "expect," "may," "will," "should," "anticipate," "could," "estimate," "plan," "predict," "project," their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties, we are making forward-looking statements. The forward-looking statements in this prospectus speak only as of the date of this prospectus. We disclaim any obligation to update these statements unless required by securities law, and we caution you not to rely on them unduly. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the following:

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  our ability to implement our business strategy;

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  the extent of our success in discovering, developing and producing reserves, including the risks inherent in exploration and development drilling, well completion and other development activities;

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  fluctuations in the commodity prices for natural gas and crude oil;

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  engineering, mechanical or technological difficulties with operational equipment, in well completions and workovers, and in drilling new wells;

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  the effects of government regulation and permitting and other legal requirements;

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  labor problems;

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  environmental-related problems;

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  the uncertainty inherent in estimating future natural gas and oil production or reserves;

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  production variances from expectations;

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  the substantial capital expenditures required for construction of pipelines and the drilling of wells and the related need to fund such capital requirements through commercial banks and/or public securities markets;

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  disruptions, capacity constraints in or other limitations on our or others' pipeline systems;

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  our ability to effectively market our production;

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  land issues and the costs associated with perfecting title for natural gas rights in some of our properties;

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  our ability to develop and replace reserves;

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  dependence upon key personnel;

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  the lack of liquidity of our equity securities;

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  operating hazards attendant to the natural gas and oil business, including down-hole drilling and completion risks that are generally not recoverable from third parties or insurance;

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  potential mechanical failure or under-performance of significant wells;

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  climatic conditions or natural disasters;

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  acts of terrorism;

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  the availability and cost of materials and equipment;

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  delays in anticipated start-up dates;

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  our ability to find and retain skilled personnel;

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  the availability of capital;

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  competition from, and the strength and financial resources of, our competitors; and

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  general economic conditions.

        When you consider these forward-looking statements, you should keep in mind these factors and the other factors discussed under "Risk Factors."

SUMMARY

        This summary highlights information contained elsewhere in this prospectus but does not contain all the information you should consider before investing in our shares of common stock. You should read the entire prospectus carefully, including the risks discussed in the "Risk Factors" section, the historical financial statements and the notes to those financial statements.

        In April 2006, we completed a private placement, exempt from registration under the Securities Act, of 12,835,230 shares of our common stock to qualified institutional buyers, non-U.S. persons and accredited investors at a price of $11.00 per share, or $10.23 per share net of the initial purchaser's discount and placement fee. Unless otherwise indicated, all information in this prospectus, including numbers of shares and per share amounts, give effect to: (i) the 25-for-1 stock split effected as a stock dividend which occurred on March 31, 2006, immediately prior to the pricing of our private placement, (ii) the exchange of all outstanding warrants and the cashless exercise of all outstanding non-management options into an aggregate of 8,062,584 shares of our common stock immediately prior to the initial closing of our private placement, (iii) the issuance of 12,835,230 shares of common stock in our private placement, (iv) the redemption of all outstanding shares of our Series A Redeemable Preferred Stock, including the payment of accrued and unpaid dividends and a redemption premium, following the initial closing of our private placement, (v) the repurchase by us of an aggregate of 1,593,783 shares of common stock from certain of our initial stockholders at a price of $10.23 per share following the final closing of our private placement, and (vi) the issuance by us of an aggregate of 36,360 shares of restricted common stock to our non-employee directors following the final closing of our private placement.

        In April 2006, we also acquired undeveloped assets located in the Green River Basin of Wyoming. Unless otherwise stated, information regarding our reserves, properties and other assets does not include these recently acquired Green River Basin assets which are summarized under "—Recent Developments—Acquisition of Assets in the Green River Basin of Wyoming."

        All references in this prospectus to "we," "us," "our" and "Pinnacle" refer to Pinnacle Gas Resources, Inc. We have included as Appendix A to this prospectus a glossary of certain technical terms and abbreviations used in this prospectus that are important to an understanding of our business.

PINNACLE GAS RESOURCES, INC.

Overview

        We are an independent energy company engaged in the acquisition, exploration and development of domestic onshore natural gas reserves. We currently focus our efforts on the development of coalbed methane, or CBM, properties located in the Rocky Mountain region. We have assembled a large, predominantly undeveloped CBM leasehold position, which we believe positions us for significant long-term growth in production and proved reserves. In addition, we own over 99% of the rights to develop conventional and unconventional oil and gas in zones below our existing CBM reserves. Substantially all our undeveloped acreage as of December 31, 2005 was located on the northern end of the Powder River Basin in northeastern Wyoming and southern Montana. On April 20, 2006, we also acquired CBM acreage in the Green River Basin of southern Wyoming. Please see "—Recent Developments—Acquisition of Assets in the Green River Basin of Wyoming."

        We are one of the largest holders of CBM acreage in the Powder River Basin. As of December 31, 2005, we owned natural gas and oil leasehold interests in approximately 418,000 gross (272,000 net) acres, approximately 96% of which are undeveloped. Our acquisition in the Green River Basin added approximately 30,000 gross (29,000 net) acres, none of which are developed. As of December 31, 2005, we had identified approximately 5,000 CBM drilling locations on our existing acreage, primarily on 80-acre well spacing, targeting an average of three coal seams per location. As of December 31, 2005, we had estimated net proved reserves of 27 Bcf, with a PV-10 value of $58.5 million. Our estimated net proved reserves are located on approximately 4% of our net acreage. Based on our drilling results to date, analysis of core samples and third-party results in adjacent areas, we believe that our remaining undeveloped CBM acreage in the Powder River Basin has substantial commercial potential. None of our acreage or producing wells is associated with coal mining operations.

        As of December 31, 2005, we owned interests in 404 gross (203 net) producing wells and we currently operate 100% of these wells. During 2005 we drilled 137 gross (66 net) wells and produced an average of 6.0 MMcf per day net to our interest. We exited the year producing 7.4 MMcf per day net to our interest. We incurred capital expenditures for drilling and completion of $10.1 million in 2005. For 2006, we currently have a total capital expenditure budget (excluding future acquisitions) of approximately $36.3 million to drill and complete 444 gross (323 net) wells and to construct related infrastructure. Our current 2006 capital expenditure budget includes $6.1 million in development costs related to our Green River Basin assets, which we acquired from Kennedy Oil in April 2006, and $1.0 million related to leasehold and geological costs.

Powder River Basin and Green River Basin CBM Projects

        During the period from our formation in June 2003 to December 31, 2005, we completed over 99% of the 383 gross (187 net) CBM wells we drilled in the Powder River Basin. Our acreage position on the northern end of the Powder River Basin is generally contiguous, providing us with critical mass and the ability to execute large-scale development projects in our operating areas.

  Powder River Basin

        Our Powder River Basin properties are located in Wyoming and Montana.

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  Wyoming. Our principal Wyoming properties are located in two distinct project areas: Recluse and Cabin Creek. All of our natural gas production to date has come from the Recluse area. As of December 31, 2005, we held approximately 96,000 gross (53,000 net) acres in Wyoming for prospective CBM development. We operate in excess of 98% of this acreage. We have 444 approved drilling permits for our Wyoming properties and are in the process of applying for an additional 354 drilling permits which we expect to be approved during 2006. We anticipate drilling 182 gross (114 net) wells on our Wyoming properties in 2006.

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  Montana. Our Montana properties are located in four project areas: Kirby, Deer Creek, Bear Creek and Bradshaw. As of December 31, 2005, we held approximately 321,000 gross (219,000 net) acres in Montana for prospective CBM development and we currently operate 100% of this acreage. We have begun active development in both the Deer Creek and Kirby areas, and in 2005, we drilled 34 wells. We have 227 approved drilling permits for our Montana properties, of which 164 remain to be drilled. We are in the process of applying for an additional 1,252 drilling permits which we expect to be approved during 2006 and 2007. Of these additional permits, 498 are on fee and state land and 754 are on federal land. We anticipate drilling 239 gross (186 net) wells on our Montana properties in 2006.

  Green River Basin

        On April 20, 2006, we acquired property and assets located in the Green River Basin in the northeast area of Sweetwater County, Wyoming. The property consists of approximately 30,000 gross (29,000 net) undeveloped acres for prospective CBM development in the Fort Union formation. We operate 100% of this acreage. As part of the acquisition, we also acquired 20 shut-in wells and 23 approved drilling permits. In 2006, we anticipate drilling and completing 5 gross (5 net) wells and completing 18 gross (18 net) previously-drilled wells. We have identified 159 drilling locations, based on 160-acre spacing, in excess of the wells already covered by our 2006 drilling plans. Please see "—Recent Developments—Acquisition of Assets in the Green River Basin of Wyoming" for further information about this acquisition.

Summary of Powder River Basin Properties and 2006 Capital Budget

	Producing Wells as of December 31, 2005		2006 Capital Budget(1)
						Estimated Potential Drilling Locations (Approximate)
			Gross Wells	Net Wells	Capital Expenditures		Estimated Total Net Acres (Approximate)
	Gross	Net
	(in millions)
Recluse	395	198	72	34	$2.9	400	17,000
Cabin Creek	0	0	110	80	7.4	500	31,000
Kirby	9	5	92	52	5.0	1,650	49,000
Deer Creek	0	0	104	91	9.3	700	47,000
Bear Creek	0	0	1	1	0.1	700	52,000
Bradshaw	0	0	42	42	4.5	1,000	71,000
Other	0	0	0	0	0.0	50	5,000

Total	404	203	421	300	$29.2	5,000	272,000

(1)
Excludes capital for future acquisitions, $6.1 million in development costs related to our Green River Basin assets, which we acquired from Kennedy Oil in April 2006, and $1.0 million related to leasehold and geological costs.

Strategy

        The principal elements of our business strategy are designed to generate growth in natural gas reserves, production volumes and cash flows at an attractive return on invested capital. We seek to achieve these goals through the application of the following strategies:

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  Accelerating the development of our acreage position by increasing the level of our drilling activity;

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  Maintaining operational control over our assets in order to control the costs and timing of our exploration, development and production activities;

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  Constructing and maintaining control over our low-pressure gas gathering systems that collect and transport our production;

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  Maintaining a low-cost and efficient operating environment by exploiting the economies of scale that arise from developing our large contiguous acreage position;

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  Proactively managing legal, regulatory and environmental issues to ensure the efficient and timely development of our asset base;

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  Pursuing selective acquisitions that add attractive exploitation and development opportunities and also enhance the critical mass of our asset base;

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  Pursuing selective acquisition opportunities that would allow us to apply our CBM development expertise in other areas in the Rocky Mountain region; and

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  Exploring the potential of the deeper lease rights below the Fort Union formation coal seams on our existing acreage position.

Competitive Strengths

        We have a number of strengths that we believe will help us successfully implement our strategy.

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  Experienced Management Team. Our key personnel have significant experience managing CBM operations, particularly in the Powder River Basin. Our management team has an average of 19 years of experience in acquiring, developing and operating oil and gas properties, primarily in the Rocky Mountain region.

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  Significant Reserve Potential. According to the U.S. Department of Energy 2002 Powder River Basin Coalbed Methane Development and Produced Water Management Study, the Powder River Basin has an estimated 61 Tcf of CBM in place, of which 39 Tcf is estimated as recoverable. There are an estimated 12 Tcf of recoverable CBM reserves in the Montana portion of the Powder River Basin. We hold a significant portion of the acreage that is prospective for CBM development in the Montana portion of the Powder River Basin.

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  Low Geological Risk. The coal seams in the Powder River Basin that we target have been extensively mapped as a result of a variety of natural resource development that has occurred in the region. Industry data from over 23,500 wellbores drilled through the Fort Union formation allows us to determine the aerial extent, thickness, gas saturation, formation pressure and relative permeability of the coal seams we target for development, which reduces our dry hole risk.

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  Low Development Risk and Predictable Results. We have completed over 99% of the 383 gross CBM wells that we have drilled on our acreage. Our overall drilling program is relatively predictable on an average well basis in terms of recoverable reserves, production rates and decline curves, which results in lower development risk.

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  Large, Contiguous Acreage Position. Our acreage position of approximately 418,000 gross (272,000 net) acres is one of the largest contiguous acreage positions in the Powder River Basin. Our leases are in large blocks generally along the Wyoming and Montana border, adjacent to newly established areas of development activities. We believe the contiguous nature of our properties gives us the necessary critical mass to better manage operating and development costs and surface issues, obtain pipeline access and execute our plan of development.

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  Extensive Inventory of Drilling Locations. Our net acreage position is only 4% developed. As of December 31, 2005, we had identified approximately 5,000 CBM drilling locations on our existing acreage, primarily on 80-acre well spacing, targeting an average of three coal seams per location.

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  Large Inventory of Drilling Permits. We currently have 444 approved drilling permits for our Wyoming acreage and are in the process of applying for an additional 354 permits in Wyoming which we expect to be approved during 2006. We currently have three plans of development approved for our Montana acreage allowing us to drill 227 wells and are in the process of applying for an additional 1,252 permits. We believe that in the near future, we will have sufficient permits to support at least two years of our planned drilling activity.

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  Technological Innovation. Our drilling, completion and production practices utilize technological advances in cementing, multiple zone completions and programmable submersible pumps. We have developed drilling and cementing techniques that minimize the damage to coal zones, preserve the potential of coals behind pipe and reduce cementing costs. Multiple zone completions allow for the successful perforation of multiple zones which reduces costs and gives us the ability to sustain production from coals less than ten feet in thickness. Programmable submersible pumps and telemetry allow us to implement aggressive production management programs on our wells and projects.

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  Attractive Cost Structure. We believe our cost structure is attractive due to the low geological risk, high completion rates, shallow drilling depths and low-cost completions, including multiple zone completions, associated with developing our CBM acreage position. We expect that our unit cost structure will benefit from economies of scale as we grow, our maintaining high operatorship of our reserves and production, and our continuing cost management initiatives.

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  Control of Low-Pressure Gas Gathering Infrastructure. We own and operate approximately 200 miles of low-pressure gas gathering pipelines that collect and transport our production in the Recluse area of Wyoming. We intend to construct, own and operate the additional low-pressure gas gathering system assets required to fully develop our acreage position.

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  Marketing Flexibility. Production from our acreage has access to several regional and interstate pipelines, providing sufficient takeaway capacity from our operating region and access to major gas demand centers in the United States.

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  Local Presence. We are headquartered in Sheridan, Wyoming, which is the center of our project areas in the Powder River Basin. Our local presence gives us insight into the issues associated with Powder River Basin CBM development and the ability to quickly and effectively communicate with landowners, mineral owners and regulatory agencies.

Powder River Basin CBM Production

        The Powder River Basin is located in northeastern Wyoming and southeastern Montana. The Powder River Basin is rich in natural resources with significant reserves of oil and gas as well as some of the world's thickest coal seams. The Powder River Basin holds the distinction of being the leading coal-producing area in the United States, and in recent years, has become one of the most active areas for oil and gas drilling. Our CBM development in the Powder River Basin is a relatively predictable natural gas exploitation and development process compared to the exploitation of many types of natural gas.

        On 80-acre spacing, we have approximately 5,000 drilling locations in the Powder River Basin and gross reserves averaging 220 MMcf per location. We target an average of three coal seams per location and have up to five coal seams that we believe are capable of commercial production. We expect that many of our wells will be completed to more than one coal seam, and thus we may drill less than three wells per location. The coal seams that we target are part of the Fort Union formation and include the Canyon, Cook, Wall, Pawnee and Flowers-Goodale (the Roberts equivalent) coals, which are found at depths ranging from 200 to 1,500 feet and are each approximately 15 to 60 feet thick. We plan to drill 400 to 600 wells annually.

        Netherland, Sewell & Associates, Inc. has identified over 16,000 economic wells across our approximately 5,000 drilling locations, assuming one coal seam per well. Our wells generally reach total depth in one day and cost an average of approximately $68,000 per well to drill and complete. Hook-up, infrastructure and water management costs average approximately $35,000 per well. Powder River CBM wells are drilled with small truck mounted water well rigs and are completed as either single or multiple zone producers. In a single coal completion, we top set the casing in the first foot of coal and complete the well by under-reaming the coal with a 12-inch diameter tool. In a multiple zone completion, we typically top set and under-ream the deepest coal seam and perforate the upper coal seams sequentially. Our general production profile for a CBM well shows production of water for 30 to 90 days prior to initial gas production. The lowering of the static water level reduces the coal formation pressure and allows the gas to desorb from the coal and migrate to the well bore. Gas production typically inclines steeply for an average of nine months, peaking at an average of over 100 Mcf per day. A period of relatively flat production at peak continues for three to four months and then declines at an annual rate of approximately 35% over a five to seven year period. Produced water is handled by discharging it through one or more of several regulatory-approved methods.

        Our CBM wells that we have drilled in the Powder River Basin have all been drilled and cemented in anticipation of completing more than one coal seam per well bore. In our project areas, depending on the thickness of and horizontal separation between coal seams, we generally complete several coals in one well upon initial hook-up. Coal seams thicker than 25 feet are initially drilled as stand alone wells. Coal seams with less than 100 feet of vertical separation are completed simultaneously at initial hook-up. Our development activities include an active program to sequentially complete upper coal seams in wells that are producing from a single coal seam since being initially drilled and completed. Presently we have over 150 wells that have been identified in the Recluse area for further completions in upper coals. Our completion strategy generally is to wait for the lower coal zones' measured pressure to reach or equal the measured pressure of the upper zones. Once the measured pressures are determined to be equal, the upper zones are perforated and completed. Sequential completion of upper coal seams typically costs $12,000 per coal seam. We expect that multiple zone completions can increase the economic life of a well, increase previously unbooked behind pipe reserves from several thinner coal seams and enhance our rate of return.

Green River Basin CBM Production

        The Green River Basin is primarily located in southwestern Wyoming, and our assets are located in the eastern half of the Wyoming portion of the Green River Basin. According to the U.S. Department of Energy 2004 Coal Bed Methane Primer, the Green River Basin has potential CBM reserves of 314 Tcf of natural gas in place. The Green River Basin is an increasingly active basin for natural gas and CBM exploration and drilling. An Environmental Impact Statement is currently being prepared by the Wyoming Bureau of Land Management for the drilling and development of up to approximately 9,000 natural gas wells, including up to 500 CBM wells, on a 1.1 million acre project area. Our Green River Basin acreage position is offset by multiple fields producing from conventional reservoirs in the Lance, Lewis and Almond sandstones. In 2005, there were approximately 31 coalbed methane projects in the eastern half of the Green River Basin with a total of 176 coalbed methane wells drilled. These projects are currently being developed by 13 operators targeting coals in the Mesaverde, Fort Union and Wasatch formations.

        The Fort Union Big Red Coal, which we are targeting, is found at depths between 2,500 to 6,500 feet. The Fort Union coals, including the Big Red Coal, aggregate approximately 100 feet in thickness. The Big Red Coal accounts for up to 50 feet of the thickness. The Fort Union coals on our acreage have excellent permeability and gas saturation of generally 200 to 400 scf per ton of coal. Local core data suggests the Big Red Coal may contain ten times as much natural gas in terms of scf per ton of coal as the other Fort Union coals of the Powder River Basin. In addition to the Big Red Coal, CBM potential exists in other coals of the Fort Union formation and in coals in the Wasatch and Mesaverde formations.

        We anticipate developing the Green River Basin CBM reserves on 160-acre spacing. The 20 wells drilled to date on the acreage have generally reached total depth in five days. We estimate that future wells will cost an average of $496,000 to drill, complete and hook up. We intend to complete the wells by under-reaming the coal or drilling through the coal and perforating the coal formation. Based on a reserve report prepared by Netherland, Sewell & Associates, Inc., we estimate that a typical Big Red Coal well has gross reserves of 1.2 Bcf. Our estimated production profile assumes little gas production for three to five months as the well is dewatered and the formation pressure lowered, a steep incline in production for the following 12 months, peak production of an average of over 450 Mcf per day for 18 to 24 months and then a slow decline in production of approximately 10% per year over a 20 to 25 year period. We estimate the standard economic life of a well will be approximately 25 years.

Our History

        We were formed in June 2003 by funds affiliated with DLJ Merchant Banking III, Inc., which we refer to collectively as DLJ Merchant Banking, and subsidiaries of Carrizo Oil & Gas, Inc., or Carrizo, and U.S. Energy Corporation, or U.S. Energy. DLJ Merchant Banking III, Inc. is an affiliate of Credit Suisse's asset management business. Carrizo and U.S. Energy contributed oil and gas reserves and leasehold interests in approximately 81,000 gross (40,000 net) acres in exchange for shares of our common stock and options to purchase shares of our common stock. DLJ Merchant Banking completed several cash investments in us in exchange for shares of our common stock and Series A Redeemable Preferred Stock and warrants to purchase additional shares of our common stock, and has been instrumental in providing capital to drive our growth. Immediately prior to the initial closing of our private placement, DLJ Merchant Banking exchanged all of its warrants for 6,894,380 shares of common stock in a tax-free reorganization and each of Carrizo and U.S. Energy entered into a cashless exercise of all its options for 584,102 shares of common stock, in each case based on the private placement price of $11.00 per share. Following the initial closing of our private placement, we redeemed all of the outstanding shares of Series A Redeemable Preferred Stock held by DLJ Merchant Banking with a portion of the proceeds we received in the private placement. In addition, following the final closing of our private placement, we used a portion of the proceeds we received in the private placement to repurchase an aggregate of 1,587,598 shares of common stock from DLJ Merchant Banking at a price per share equal to the private placement price of $11.00 per share less the initial purchaser's discount and placement fee. Following the private placement and as of May 1, 2006, DLJ Merchant Banking, Carrizo and U.S. Energy beneficially owned approximately 29.1%, 9.8% and 9.8%, respectively, of our outstanding common stock.

        We have completed two significant acquisitions since our inception, not including the Green River Basin acquisition discussed below:

  •
  In June 2003, we acquired approximately 57,000 gross (22,000 net) acres along with 210 gross (96 net) producing wells and shut-in wells in Wyoming from Gastar Exploration, Ltd. and certain of its affiliates.

  •
  In March 2005, we acquired approximately 223,000 gross (196,000 net) undeveloped acres for prospective CBM development in Montana and Wyoming from a subsidiary of Marathon Oil Corporation.

Recent Developments

        Private Placement of Common Stock.    In April 2006, we completed a private placement of 12,835,230 shares of our common stock to qualified institutional buyers, non-U.S. persons and accredited investors at a price of $11.00 per share, or $10.23 net of the initial purchaser's discount and placement fee. Out of the aggregate of approximately $130.6 million of net proceeds (after estimated expenses) we received in the private placement, we used (i) approximately $53.6 million to redeem all of the outstanding shares of our Series A Redeemable Preferred Stock, including the payment of all accrued and unpaid dividends and a redemption premium, (ii) approximately $27.0 million for our acquisition of the Green River Basin assets and (iii) approximately $16.3 million to repurchase an aggregate of 1,593,783 shares of common stock at a price of $10.23 per share from DLJ Merchant Banking and Gary W. Uhland, our former President. We intend to use the remaining approximate $33.7 million of net proceeds to fund our development drilling program and for general corporate purposes.

        Acquisition of Assets in the Green River Basin of Wyoming.    On April 20, 2006, we purchased undeveloped natural gas properties, including related interests and assets, located in the Green River Basin of Wyoming from Kennedy Oil for an aggregate purchase price of approximately $27.0 million in cash. The undeveloped leasehold is located in Sweetwater County in the Hay Reservoir area of the Green River Basin, one of the most active regions for drilling natural gas and oil in the Rocky Mountain region. In addition, we acquired a 65% working interest in existing deep rights below the base of the Fort Union formation. We funded the acquisition with a portion of the net proceeds from our private placement.

        25-for-1 Stock Split.    On March 31, 2006, immediately prior to the pricing of the private placement, we effected a 25-for-1 stock split on our shares of common stock in the form of a stock dividend.

The Offering

Common stock offered by selling stockholders	25,104,031 shares
Common stock outstanding after this offering	25,140,391(1)
Use of proceeds	We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.
Dividend Policy	We do not expect to pay dividends in the near future.
Risk factors	Please see "Risk Factors" in this prospectus for a discussion of factors that you should carefully consider before deciding to invest in shares of our common stock.

(1)
The number of shares of our common stock outstanding after this offering does not include 707,500 shares issuable upon exercise of options granted as of May 1, 2006 under our stock incentive plans but does include 36,360 shares of restricted common stock issued and outstanding as of May 1, 2006 under our stock incentive plan.

Summary of Financial Data

        The following tables set forth a summary of our historical financial data for, and as of the end of, each of the periods indicated. The statement of operations data for the period from inception (June 23, 2003) to December 31, 2003 and for the years ended December 31, 2004 and 2005 and the balance sheet data as of December 31, 2004 and 2005 is derived from our audited financial statements included elsewhere in this prospectus. The pro forma, as adjusted balance sheet data gives effect to:

        (i)    the issuance of 12,835,230 shares of common stock in our private placement at the price of $11.00 per share, or $10.23 per share net of the initial purchaser's discount and placement fee;

        (ii)   our receipt of net proceeds (after estimated expenses) from the private placement of approximately $130.6 million;

        (iii)  the exchange of all outstanding warrants and the cashless exercise of all outstanding non-management options into an aggregate of 8,062,584 shares of our common stock;

        (iv)  the redemption of all outstanding shares of our Series A Redeemable Preferred Stock, including the payment of accrued and unpaid dividends and a redemption premium, for an aggregate of approximately $53.6 million;

        (v)   our acquisition of the Green River Basin assets for approximately $27.0 million;

        (vi)  the repurchase by us of an aggregate of 1,593,783 shares of common stock from certain of our initial stockholders for an aggregate of approximately $16.3 million; and

        (vii) the issuance by us of an aggregate of 36,360 shares of restricted common stock to our non-employee directors,

in each case as if they had occurred on December 31, 2005.

        Our historical results are not necessarily indicative of the results that may be expected for any future period. The following data should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the financial statements and related notes included elsewhere in this prospectus.

	Period from Inception (June 23) to December 31, 2003	Year Ended December 31,
		2004	2005
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues
Gas sales	$1,679	$7,393	$14,136
Income from EIJV cash flow sharing agreement	41	368	1,629
(Losses) on derivatives	—	(766)	(4,815)

	1,720	6,995	10,950
Cost of revenues
Lease operating expenses	772	1,445	1,781
Production taxes	186	838	1,637
Marketing and transportation	299	1,218	1,582

	1,257	3,501	5,000

Gross profit	463	3,494	5,950

Operating expenses
General and administrative, net	729	1,552	2,267
Organization costs	311	—	—
Depreciation, depletion, amortization and accretion	850	3,328	5,622

	1,890	4,880	7,889

Operating (loss)	(1,427)	(1,386)	(1,939)
Other income (expense)
Interest income	33	61	17
Other income	3	4	129
Interest expense	—	(2)	(47)

	36	63	99

Net (loss)	(1,391)	(1,323)	(1,840)
Preferred dividend, related party	(719)	(2,623)	(5,409)

Net (loss) attributable to common stockholders	$(2,110)	$(3,946)	$(7,249)

Net (loss) per common share
Basic	$(0.42)	$(0.79)	$(1.42)
Diluted	$(0.42)	$(0.79)	$(1.42)
Weighted average shares outstanding
Basic	5,000,000	5,000,000	5,094,800
Diluted(1)	5,000,000	5,000,000	5,094,800

(1)
Fully diluted shares of common stock include weighted average shares outstanding for 2003, 2004 and 2005. Additional common stock equivalents were 4,965,000, 9,187,500 and 13,676,200 for the years ended December 31, 2003, 2004 and 2005, respectively.

	Period from Inception (June 23) to December 31, 2003	Year Ended December 31,
		2004	2005
	(in thousands)
Cash Flow Statement Data:
Net cash provided by operating activities	$1,315	$1,350	$8,792
Net cash used in investing activities	(14,313)	(14,017)	(25,301)
Net cash provided by financing activities	17,524	11,740	15,582
Other Financial Data:
Capital expenditures—exploration and production	$13,977	$13,149	$20,866
EBIT(1)	(1,414)	(691)	1,464
EBITDA(1)	(574)	2,584	7,016

(1)
EBIT is defined as earnings before deducting net interest expense (interest expense less interest income), income taxes, cumulative effect of accounting change, change in derivative fair value, asset retirement obligation accretion and gains on sale of assets. EBITDA is defined as earnings before deducting net interest expense (interest expense less interest income), income taxes and depreciation, depletion and amortization, cumulative effect of accounting change, change in derivative fair value, asset retirement obligation accretion and gains on sale of assets. Although EBIT and EBITDA are not measures of performance calculated in accordance with generally accepted accounting principles, management believes that they are useful to an investor in evaluating our company because they are used as measures to evaluate a company's operating performance before debt expense and cash flow. EBIT and EBITDA do not purport to represent cash generated by operating activities and should not be considered in isolation or as substitute for measures of performance in accordance with generally accepted accounting principles. In addition, because EBIT and EBITDA are not calculated identically by all companies, the presentation here may not be comparable to other similarly titled measures of other companies. Management's discretionary use of funds depicted by EBIT and EBITDA may be limited by working capital, debt service and capital expenditure requirements, and by restrictions related to legal requirements, commitments and uncertainties. A reconciliation of EBIT and EBITDA to net income is as follows:

	Period from Inception (June 23) to December 31, 2003	Year Ended December 31,
		2004	2005
	(in thousands)
Net loss	$(1,391)	$(1,323)	$(1,840)
Add: Interest expense	—	2	47
Less: Interest income	33	61	17
Add: Income tax expense	—	—	—
Add: Cumulative effect of accounting change	—	—	—
Add: Change in derivative value	—	638	3,204
Add: Asset retirement obligation accretion	10	53	70
Less: Gains on sale of assets	—	—	—

Earnings before interest and income taxes (EBIT)	(1,414)	(691)	1,464
Add: Depreciation, depletion and amortization	840	3,275	5,552

Earnings before interest, taxes and depreciation, depletion and amortization (EBITDA)	$(574)	$2,584	$7,016

	As of December 31,		Pro Forma, As Adjusted December 31, 2005(3)
	2004	2005
			(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$3,599	$2,672	$36,324
Property and equipment, net	43,054	63,529	90,575
Total assets	54,504	77,081	137,779
Long-term debt (including current portion)(1)	345	926	926
Total liabilities	13,817	23,897	22,484
Redeemable preferred stock(2)	18,338	31,400	0
Total stockholders' equity	$22,349	$21,784	$115,295

(1)
Long-term debt does not include fair value of derivatives and asset retirement obligation.

(2)
On April 11, 2006, we used approximately $53.6 million of the net proceeds from our private placement to redeem all of the outstanding shares of our Series A Redeemable Preferred Stock, all of which were held by DLJ Merchant Banking.

(3)
Reflects pro forma adjustments for the payment of accrued dividends on the Series A Redeemable Preferred Stock at December 31, 2005 of approximately $1,213,000, which were paid-in-kind with the issuance of 12,132 shares of Series A Redeemable Preferred Stock, and the payment of accrued dividends of approximately $1,397,000 for the period from January 1, 2006 through April 11, 2006, the initial closing date of our private placement and the date on which all of our outstanding shares of Series A Redeemable Preferred Stock were redeemed.

Summary Historical Reserve and Operating Data

        The following tables present summary information regarding our estimated net proved reserves as of December 31, 2003, 2004 and 2005, and our historical operating data for the period from inception (June 23, 2003) to December 31, 2003 and for the years ended December 31, 2004 and 2005. All calculations of estimated net proved reserves have been made in accordance with the rules and regulations of the SEC, and, except as otherwise indicated, give no effect to federal or state income taxes. The estimates of net proved reserves are based on the reserve report prepared by Netherland, Sewell & Associates, Inc., our independent petroleum consultants. The estimates below do not include reserves related to the Green River Basin assets which we acquired on April 20, 2006. For additional information regarding our reserves (excluding our Green River Basin assets), please see "Business—Operations" and Note 23 to our audited financial statements.

	As of December 31,
	2003	2004	2005
Reserve Data:
Estimated net proved reserves:
Proved developed producing (MMcf)	1,653	5,154	5,522
Proved developed non-producing (MMcf)	3,279	2,277	2,690

Total proved developed (MMcf)	4,932	7,431	8,212
Proved undeveloped (MMcf)	13,212	17,346	18,827

Total proved reserves (MMcf)	18,144	24,777	27,039

Future cash flows before income taxes (in millions)	$35.1	$49.4	$84.4
Future cash flows at PV-10 before income taxes (in millions)(1)	$24.6	$34.8	$58.5
Standardized measure (in millions)(2)	$18.7	$28.4	$43.7
Price used for proved reserve PV-10 value (CIG Index Price per Mcf as of December 31)	$5.575	$5.515	$7.715

(1)
The present value of estimated future net revenues attributable to our reserves was prepared using constant prices, as of the calculation date, discounted at 10% per year on a pre-tax basis, and was determined based on the market prices for natural gas on December 31 of each year.

(2)
The standardized measure of discounted future net cash flows represents the present value of future cash flows attributable to our proved reserves discounted at 10% after giving effect to income taxes, and as calculated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 69.

	Period from Inception (June 23) to December 31, 2003	Year Ended December 31,
		2004	2005
Operating Data:
Gross Wells:
Drilled	124	122	137
Completed	101	155	93
Producing(1)	149	312	404
Net Wells:
Drilled	62	59	66
Completed	51	70	38
Producing(1)	89	166	203
Net Production Data:
Net gas sales volume (MMcf)	423	1,508	2,207
Average daily volumes (MMcf)	2.2	4.1	6.0
Average Sales Price:
Average sales price excluding effects of financial settlements ($ per Mcf)	$3.97	$4.90	$6.41
Average sales price including effects of financial settlements ($ per Mcf)	$3.97	$4.82	$5.68
Expenses (per Mcf):
Lease operating expenses	$1.83	$0.96	$0.81
Production and ad valorem taxes	$0.44	$0.56	$0.74
Marketing and transportation	$0.71	$0.81	$0.72
General and administrative net of overhead reimbursement	$1.72	$1.03	$1.03
Depreciation, depletion, amortization and accretion	$2.01	$2.21	$2.55

(1)
Producing wells include wells producing gas or dewatering at year end. Wells producing gas were 121 gross (72 net), 261 gross (141 net) and 364 gross (183 net) wells at year end 2003, 2004 and 2005, respectively.

Principal Executive Offices and Internet Address

        We were formed as a Delaware corporation in June 2003. Our principal executive offices are located at 1 E. Alger, Sheridan, WY 82801 and our telephone number at that location is (307) 673-9710. Our website is located at www.pinnaclegas.com. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

RISK FACTORS

        Investing in our common stock will provide you with equity ownership in us. As one of our stockholders, you will be subject to risks inherent in our business. The value of our common stock will be affected by the performance of our business in light of, among other things, our competition, industry conditions and general economic and market conditions. The value of your investment in us may decrease, resulting in a loss. You should carefully consider the following factors as well as the other information contained in this prospectus before deciding to invest in our common stock. The risk factors set forth in this prospectus are those risk factors that we deem to be the most significant at this time, although factors other than those set forth in this prospectus may ultimately affect the value of your investment in us.

Risks Related to Our Business

        The volatility of natural gas and oil prices could have a material adverse effect on our business.

        Our revenues, profitability and future growth and the carrying value of our natural gas and oil properties depend to a large degree on prevailing natural gas and oil prices. Our ability to maintain or increase our borrowing capacity and to obtain additional capital on attractive terms also substantially depends upon natural gas and oil prices. Prices for natural gas and oil are subject to large fluctuations in response to relatively minor changes in the supply and demand for natural gas and oil, uncertainties within the market and a variety of other factors in large part beyond our control, such as:

  •
  the domestic and foreign supply of natural gas and oil;

  •
  the activities of the Organization of Petroleum Exporting Companies and state-owned oil companies relating to oil price and production controls;

  •
  overall domestic and global economic conditions;

  •
  the consumption pattern of industrial consumers, electricity generators and residential users;

  •
  weather conditions;

  •
  natural disasters;

  •
  acts of terrorism;

  •
  political stability in the Middle East and elsewhere;

  •
  domestic and foreign governmental regulations;

  •
  the price and quantity of foreign imports; and

  •
  the price and availability of alternative fuels.

        A sharp decline in the price of natural gas and oil prices would result in a commensurate reduction in our revenues, income and cash flows from the production of natural gas and could have a material adverse effect on the carrying value of our proved reserves and our borrowing base. In the event prices fall substantially, we may not be able to realize a profit from our production and would operate at a loss, and even relatively modest drops in prices can significantly affect our financial results and impede our growth. In recent decades, there have been periods of both worldwide overproduction and underproduction of hydrocarbons and periods of both increased and relaxed energy conservation efforts. Such conditions have resulted in periods of excess supply of, and reduced demand for, crude oil on a worldwide basis and for natural gas on a domestic basis. These periods have been followed by periods of short supply of, and increased demand for, crude oil and natural gas. The excess or short supply of natural gas and crude oil has placed pressures on prices and has resulted in dramatic price fluctuations even during relatively short periods of seasonal market demand. For example, for the year ended December 31, 2005, the NYMEX natural gas index price ranged from a high of $15.38 per

MMBtu to a low of $5.79 per MMBtu while the CIG natural gas index price ranged from a high of $13.53 per MMBtu to a low of $4.94 per MMBtu.

        Lower natural gas and oil prices may not only decrease our revenues on a per unit basis, but also may reduce the amount of natural gas and oil that we can produce economically. This may result in our having to make substantial downward adjustments to our estimated proved reserves. If this occurs or if our estimates of development costs increase, production data factors change or our exploration results deteriorate, accounting rules may require us to write down, as a non-cash charge to earnings, the carrying value of our natural gas and oil properties for impairments. We are required to perform impairment tests on our assets whenever events or changes in circumstances lead to a reduction of the estimated useful life or estimated future cash flows that would indicate that the carry amount may not be recoverable or whenever management's plans change with respect to those assets. We may incur impairment charges in the future, which could have a material adverse effect on our results of operations in the period taken.

  Approximately 80% of our total proved reserves as of December 31, 2005 consist of undeveloped and developed non-producing reserves, and those reserves may not ultimately be developed or produced.

        As of December 31, 2005, approximately 70% of our total proved reserves were undeveloped and approximately 10% were developed non-producing. While we plan to develop and produce all of our proved reserves, these reserves may not ultimately be developed or produced. Furthermore, not all of our undeveloped or developed non-producing reserves may be ultimately produced at the time periods we have planned, at the costs we have budgeted, or at all.

  Because we face uncertainties in estimating proven recoverable natural gas reserves, you should not place undue reliance on such reserve information.

        This prospectus contains estimates of natural gas reserves, and the future net cash flows attributable to those reserves, prepared by Netherland, Sewell & Associates, Inc., our independent petroleum and geological engineers. There are numerous uncertainties inherent in estimating quantities of proved reserves and cash flows from such reserves, including factors beyond our control and the control of Netherland, Sewell & Associates, Inc. Reserve engineering is a subjective process of estimating underground accumulations of natural gas and oil that cannot be measured in an exact manner. The accuracy of an estimate of quantities of reserves, or of cash flows attributable to these reserves, is a function of: (1) the available data; (2) assumptions regarding future natural gas and oil prices; (3) expenditures for future development and exploitation activities; and (4) engineering and geological interpretation and judgment. Reserves and future cash flows may also be subject to material downward or upward revisions based upon production history, development and exploitation activities and natural gas and oil prices. Actual future production, revenue, taxes, development expenditures, operating expenses, quantities of recoverable reserves and value of cash flows from those reserves may vary significantly from the assumptions and estimates in this prospectus. Any significant variance between these assumptions and actual figures could greatly affect our estimates of reserves, the economically recoverable quantities of natural gas attributable to any particular group of properties, the classification of reserves based on risk of recovery, and estimates of future net cash flows. In addition, reserve engineers may make different estimates of reserves and cash flows based on the same available data. The estimated quantities of proved reserves and the discounted present value of future net cash flows attributable to those reserves included in this prospectus were prepared by Netherland, Sewell & Associates, Inc. in accordance with the rules of the SEC, and are not intended to represent the fair market value of such reserves.

        The present value of future net cash flows from our proved reserves is not necessarily the same as the current market value of our estimated natural gas reserves. We base the estimated discounted future net cash flows from our proved reserves on prices and costs. However, actual future net cash flows from our natural gas and oil properties also will be affected by factors such as:

  •
  geological conditions;

  •
  changes in governmental regulations and taxation;

  •
  assumptions governing future prices;

  •
  the amount and timing of actual production;

  •
  future operating costs; and

  •
  the capital costs of drilling new wells.

        The timing of both our production and our incurrence of expenses in connection with the development and production of natural gas properties will affect the timing of actual future net cash flows from proved reserves, and thus their actual present value. In addition, the 10% discount factor we use when calculating discounted future net cash flows may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the natural gas and oil industry in general. In addition, if natural gas prices decline by $0.10 per Mcf, then the pre-tax PV-10 of our proved reserves as of December 31, 2005 would decrease from $58.5 million to $57.0 million.

  We may not be able to find, develop and acquire additional natural gas reserves that are economically recoverable.

        The rate of production from natural gas and oil properties declines as reserves are depleted. As a result, we must locate and develop or acquire new natural gas and oil reserves to replace those being depleted by production. We must do this even during periods of low natural gas and oil prices when it is difficult to raise the capital necessary to finance activities. Our future natural gas reserves and production and, therefore, our cash flow and income are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves. We may not be able to find and develop or acquire additional reserves at an acceptable cost or have necessary financing for these activities in the future.

  The development of natural gas properties involves substantial risks that may result in a total loss of investment.

        The business of exploring for, developing and operating natural gas and oil properties involves a high degree of business and financial risks, and thus a substantial risk of investment loss that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The cost of drilling, completing and operating wells is often uncertain, and a number of factors can delay or prevent drilling operations or production, including:

  •
  unexpected drilling conditions;

  •
  pressure or irregularities in geologic formations;

  •
  equipment failures or repairs;

  •
  title problems;

  •
  fires, explosions, blowouts, cratering, pollution and other environmental risks or other accidents;

  •
  compliance with governmental regulations;

  •
  adverse weather conditions;

  •
  reductions in natural gas and oil prices;

  •
  pipeline ruptures;

  •
  unavailability or high cost of drilling rigs, other field services, equipment and labor; and

  •
  limitations in the market for oil and gas.

        A productive well may become uneconomic in the event that unusual quantities of water or other deleterious substances are encountered, which impair or prevent the production of natural gas and/or oil from the well. In addition, production from any well may be unmarketable if it is contaminated with unusual quantities of water or other deleterious substances. We may drill wells that are unproductive or, although productive, do not produce natural gas and/or oil in economic quantities. Unsuccessful drilling activities could result in higher costs without any corresponding revenues. Acquisition and completion decisions generally are based on subjective judgments and assumptions that are speculative. It is impossible to predict with certainty the production potential of a particular property or well. Furthermore, a successful completion of a well does not ensure a profitable return on the investment.

  Currently the vast majority of our properties are located in a five-county region in the northern end of the Powder River Basin in northeastern Wyoming and southern Montana, making us vulnerable to risks associated with having our production concentrated in one area.

        The vast majority of our properties are geographically concentrated in a five-county region in the northern end of the Powder River Basin in northeastern Wyoming and southern Montana. As a result of this concentration, we may be disproportionately exposed to the impact of delays or interruptions of production from these wells caused by significant governmental regulation, transportation capacity constraints, curtailment of production, natural disasters, adverse weather conditions, interruption of transportation of natural gas produced from the wells in this basin or other events which impact this area.

  Our natural gas sales are dependent on two customers and the loss of either customer would adversely affect our ability to market our gas.

        We market our natural gas to two purchasers. For 2005, Enserco Energy, Inc. and Western Gas Resources, Inc. purchased 76% and 24% of our gas sold, respectively. In the event that Enserco Energy or Western Gas Resources were to experience financial difficulties or were to no longer purchase our natural gas, we could, in the short-term, experience difficulty in our marketing of natural gas, which could adversely affect our results of operations.

  We may be adversely affected by natural gas prices in the Rocky Mountain region.

        The vast majority of our properties are geographically concentrated in the Rocky Mountain region. The prices received by us for the natural gas production from these properties are determined mainly by factors affecting the regional supply of and demand for natural gas, as well as the general availability of pipeline capacity to deliver natural gas to the market. Based on recent experience, regional differences could cause a negative basis differential between the published indices generally used to establish the price received for regional natural gas production and the actual price we receive for natural gas production.

  We may suffer losses or incur liability for events for which we or the operator of a property have chosen not to obtain insurance.

        Our operations are subject to hazards and risks inherent in producing and transporting natural gas and oil, such as fires, natural disasters, explosions, pipeline ruptures, spills, and acts of terrorism, all of which can result in the loss of hydrocarbons, environmental pollution, personal injury claims and other damage to our and others' properties. As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses. In addition, pollution and environmental risks generally are not fully insurable. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially, and in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. As a result, we may not be able to renew our existing insurance policies or procure other desirable insurance on commercially reasonable terms, if at all. In addition, we believe any operators of our properties or properties in which we may acquire an interest will maintain similar insurance coverage. The occurrence of an event that is not covered, or not fully covered, by insurance could have a material adverse effect on our business, financial condition and results of operations.

  Our use of hedging arrangements could result in financial losses or reduce our income.

        We currently engage in hedging arrangements to reduce our exposure to fluctuations in the prices of natural gas for a significant portion of our current natural gas production. These hedging arrangements expose us to risk of financial loss in some circumstances, including when production is less than expected, the counterparty to the hedging contract defaults on its contract obligations, or there is a change in the expected differential between the underlying price in the hedging agreement and the actual prices received. In addition, these hedging arrangements may limit the benefits we would otherwise receive from increases in prices for natural gas. Please see "Management's Discussion and Analysis of Results of Operations and Financial Condition—Quantitative and Qualitative Disclosures About Market Risk—Hedging Activities" and "Business—Operations—Hedging Activities."

  Our ability to market our natural gas may be materially adversely affected by factors beyond our control.

        Our ability to market our natural gas may be materially adversely affected by factors beyond our control. These factors include the proximity, capacity and availability of natural gas and oil pipelines and processing equipment, the level of domestic production and imports of natural gas and oil, the demand for natural gas and oil by utilities and other end users, the availability of alternative fuel sources, the effect of inclement weather, state and federal regulation of natural gas and oil marketing, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection. The extent of these factors cannot be accurately predicted, but any one or a combination of these factors may result in our inability to sell our natural gas at prices that would result in an adequate return on our invested capital.

  Our business depends on gathering and transportation facilities owned by others. Any limitation in the availability of those facilities would interfere with our ability to market the natural gas we produce.

        The marketability of our natural gas production depends in part on the availability, proximity and capacity of gathering and pipeline systems owned by third parties. The amount of natural gas that can be produced and sold is subject to curtailment in certain circumstances, such as pipeline interruptions due to scheduled and unscheduled maintenance, excessive pressure, physical damage to the gathering or transportation system, or lack of contracted capacity on such systems. The curtailments arising from these and similar circumstances may last from a few days to several months. In many cases, we are provided only with limited, if any, notice as to when these circumstances will arise and their duration. In addition, some of our wells are drilled in locations that are not serviced by gathering and transportation pipelines, or the gathering and transportation pipelines in the area may not have sufficient capacity to transport the additional production. As a result, we may not be able to sell the natural gas production from these wells until the necessary gathering and transportation systems are constructed. Any significant curtailment in gathering system or pipeline capacity, or significant delay in the construction of necessary gathering and transportation facilities, would have an adverse effect on our business.

  Shortages of drilling rigs and equipment and experienced personnel could delay our operations.

        Higher natural gas prices generally increase the demand for drilling rigs and equipment, field services and personnel with drilling or other oil and gas operational experience, and can lead to shortages of, and increasing costs or wages for, such equipment, services and personnel. Shortages of, or increasing costs for, experienced operational personnel and oil field equipment and services could restrict our ability to drill the wells and conduct the operations which we currently have planned. Any delay in the drilling of new wells or significant increase in wages or drilling or other operational costs could reduce our revenues.

  We incur risks in acquiring properties.

        We constantly evaluate opportunities to acquire additional natural gas properties and frequently engage in bidding and negotiation for these acquisitions. If successful in this process, we may alter or increase our capitalization through the issuance of additional debt or equity securities, the sale of production payments or other measures. Any change in capitalization affects our risk profile. A change in capitalization, however, is not the only way acquisitions affect our risk profile. Acquisitions may alter the nature of our business. This could occur when the character of acquired properties is substantially different from our existing properties in terms of operating or geologic characteristics.

  We may incur losses as a result of title deficiencies in the properties in which we invest.

        If an examination of the title history of a property that we have purchased reveals that a natural gas or oil lease has been purchased in error from a person who is not the owner of the mineral interest desired, our interest would be worthless. In such an instance, the amount paid for such natural gas or oil lease or leases would be lost.

        It is our practice, in acquiring natural gas and oil leases, or undivided interests in natural gas and oil leases, not to undergo the expense of retaining lawyers to examine the title to the mineral interest to be placed under lease or already placed under lease. Rather, we will rely upon the judgment of natural gas and oil lease brokers or landmen who perform the fieldwork in examining records in the appropriate governmental office before attempting to acquire a lease in a specific mineral interest.

        Prior to the drilling of a natural gas or oil well, however, it is the normal practice in the natural gas and oil industry for the person or company acting as the operator of the well to obtain a preliminary title review of the spacing unit within which the proposed natural gas or oil well is to be drilled to ensure there are no obvious deficiencies in title to the well. Frequently, as a result of such examinations, certain curative work must be done to correct deficiencies in the marketability of the title, and such curative work entails expense. The work might include obtaining affidavits of heirship or causing an estate to be administered. Our failure to obtain these rights may adversely impact our ability in the future to increase production and reserves.

  We must obtain governmental permits and approvals for drilling operations, which can be a costly and time consuming process and result in restrictions on our operations.

        Regulatory authorities exercise considerable discretion in the timing and scope of permit issuances in the Rocky Mountain region. Requirements imposed by these authorities can be costly and time consuming and may result in delays in the commencement or continuation of our exploration or production operations. For example, we are often required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that proposed exploration for or production of natural gas and oil may have on the environment, threatened and endangered species, and cultural and archaeological artifacts. Further, the public may comment on and otherwise engage in the permitting process, including through intervention in the courts. Accordingly, the permits we need may not be issued, or if issued, may not be issued in a timely fashion, or may involve requirements that restrict our ability to conduct our operations or to do so profitability.

  The issuance of permits for CBM development relating to leases on federal land in Montana is subject to the approval of a Supplemental Environmental Impact Statement.

        Approximately 59% of our gross acreage in Montana is on U.S. federal land. Federal leases in Montana are regulated by the Montana division of the U.S. Bureau of Land Management, or Montana BLM. Because CBM development in Montana is in its early stages, the permitting process is not as streamlined for Montana federal lands as it is in Wyoming. In addition, the Montana BLM has been subject to several lawsuits from various environmental groups in an attempt to block permit issuances for CBM development. In particular, the Ninth Circuit Court of Appeals has issued a blanket injunction which prohibits the Montana BLM from approving any CBM drilling permits on federal lands in the Powder River Basin of Montana until a Supplemental Environmental Impact Statement, or SEIS, is approved. We have intervened in several of the federal cases to protect our interests in these proceedings. While these cases have been progressing toward resolution, we cannot predict how or when the courts will resolve these matters, nor can we foresee future challenges which may arise. Please see "Business—Regulations—Permitting Issues for Federal Lands" for further discussion on these issues.

  We are subject to environmental regulation that can materially adversely affect the timing and cost of our operations.

        Our exploration and proposed production activities are subject to certain federal, state and local laws and regulations relating to environmental quality and pollution control. These laws and regulations increase the costs of these activities and may prevent or delay the commencement or continuance of a given operation. Specifically, we are subject to legislation regarding the acquisition of permits before drilling, restrictions on drilling activities in restricted areas, emissions into the environment, water discharges, and storage and disposition of hazardous wastes. In addition, legislation has been enacted which requires well and facility sites to be abandoned and reclaimed to the satisfaction of state authorities. However, such laws and regulations have been frequently changed in the past, and we are unable to predict the ultimate cost of compliance as a result of any future changes. The adoption or enforcement of stricter regulations could have a significant impact on our operating costs, as well as on the natural gas and oil industry in general. Our internal procedures and policies exist to ensure that our operations are conducted in substantial compliance with all such environmental laws and regulations. However, while we intend to fully comply with all such environmental laws and regulations in the future, such compliance can be very complex, and therefore, no assurances can be given that such environmental laws and regulations will not have a material adverse effect on our business, financial condition and results of operations.

        Our operations could result in liability for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean up costs and other environmental damages. We could also be liable for environmental damages caused by previous property owners. As a result, substantial liabilities to third parties or governmental entities may be incurred which could have a material adverse effect on our financial condition and results of operations. We maintain insurance coverage for our operations, but we do not believe that insurance coverage for environmental damages that occur over time, or complete coverage for sudden and accidental environmental damages, is available at a reasonable cost. Accordingly, we may be subject to liability or may lose the privilege to continue exploration or production activities upon substantial portions of our properties if certain environmental damages occur.

  We are subject to complex governmental regulations which may materially adversely affect the cost of our business.

        Natural gas and oil exploration, development and production are subject to various types of regulation by local, state and federal agencies. We may be required to make large expenditures to comply with these regulatory requirements. Legislation affecting the natural gas and oil industry is under constant review for amendment and expansion. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the natural gas and oil industry and its individual members, some of which carry substantial penalties for failure to comply. Any increases in the regulatory burden on the natural gas and oil industry created by new legislation would increase our cost of doing business and, consequently, adversely affect our profitability. A major risk inherent in drilling is the need to obtain drilling permits from local authorities. Delays in obtaining drilling permits, the failure to obtain a drilling permit for a well or the inability to obtain a permit without unreasonable conditions or costs could have a materially adverse effect on our ability to effectively develop our properties.

        In addition, from time to time we may be subject to legal proceedings and claims as a result of these regulations. Please see "Business—Legal Proceedings" for a description of material pending litigation.

  We operate in a highly competitive environment and our competitors may have greater resources than us.

        The natural gas and oil industry is intensely competitive and we compete with other companies from various regions of the United States and may compete with foreign companies for domestic sales, many of whom are larger and have greater financial, technological, human and other resources. Many of these companies not only explore for and produce crude oil and natural gas but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis. Such companies may be able to pay more for productive natural gas and oil properties and exploratory prospects or define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. In addition, such companies may have a greater ability to continue exploration activities during periods of low oil and gas market prices. Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. If we are unable to compete, our operating results and financial position may be adversely affected.

  The coal beds from which we produce methane gas contain water that may hamper our ability to produce gas in commercial quantities.

        Coal beds contain water that must be reduced in order for the gas to desorb from the coal and flow to the well bore. Where groundwater produced from our coal bed methane projects fails to meet the quality requirements of applicable regulatory agencies or our wells produce water in excess of the applicable volumetric permit limit, we may have to explore alternative methods of disposal such as re-injections or water treatment facilities. The costs to dispose of this produced water may increase if any of the following occur:

  •
  we cannot obtain future permits from applicable regulatory agencies;

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  water of lesser quality is produced;

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  our wells produce excess water; or

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  new laws or regulations require water to be disposed of in a different manner.

        Our ability to remove and dispose of sufficient quantities of water from the coal seam will determine whether or not we can produce gas in commercial quantities. The cost of water disposal may affect our profitability.

  Our business is difficult to evaluate because we have a limited operating history.

        In considering whether to invest in our common stock, you should consider that we were formed in June 2003 and have a limited operating history. As a result, there is only limited historical financial and operating information available on which to base your evaluation of our performance.

  We may have difficulty managing growth in our business.

        Because of our small size, growth in accordance with our business plan, if achieved, will place a significant strain on our financial, technical, operational and management resources. As we expand our activities and increase the number of projects we are evaluating or in which we participate, there will be additional demands on our financial, technical and management resources. The failure to continue to upgrade our technical, administrative, operating and financial control systems or the occurrence of unexpected expansion difficulties, including the failure to recruit and retain experienced managers, geoscientists and engineers, could have a material adverse effect on our business, financial condition and results of operations and our ability to timely execute our business plan.

  Our success depends on our key management personnel, the loss of any of whom could disrupt our business.

        The success of our operations and activities is dependent to a significant extent on the efforts and abilities of our management. The loss of services of any of our key managers could have a material adverse effect on our business. We have not obtained "key man" insurance for any of our management. Mr. Peter G. Schoonmaker is our Chief Executive Officer and President, and Mr. Ronald T. Barnes is our Chief Financial Officer, Senior Vice President and Secretary. The loss of the services of either of these individuals may adversely affect our business and prospects. We currently do not have employment agreement or non-competition agreements with any of the members of our management other than Mr. Schoonmaker.

  Some of our directors may have conflicts of interest because they are also currently affiliates, directors or officers of entities that make investments in the energy sector and/or may compete with us. The resolution of these conflicts of interest may not be in our or our stockholders' best interests.

        Steven A. Webster, the Chairman of our board of directors, is the Co-Managing Partner of Avista Capital Holdings, L.P., or Avista, a private equity firm that makes investments in the energy sector, and is also Chairman of Carrizo Oil & Gas, Inc. Robert L. Cabes, Jr. and Jeffrey P. Gunst, two of our directors, serve as Principal and Vice President of Avista, respectively. Messrs. Webster, Cabes and Gunst provide consulting services to certain DLJ Merchant Banking portfolio companies through arrangements with MB Advisory Partners, LLC, an affiliate of Avista. In addition, Sylvester P. Johnson, IV serves as President, Chief Executive Officer and a director of Carrizo, Keith G. Larsen serves as Chief Executive Officer and Chairman of U.S. Energy and Co-Chairman of Crested Corp., and Mark J. Larsen serves as President and Chief Operating Officer of U.S. Energy. F. Gardner Parker is a director of Carrizo and Susan Schnabel is a Managing Director of DLJ Merchant Banking. These relationships may create conflicts of interest regarding corporate opportunities and other matters. The resolution of any such conflicts may not always be in our or our stockholders' best interest.

  Acquisition of entire businesses may be a component of our growth strategy in the future and our failure to complete and integrate future acquisitions successfully could reduce our earnings and slow our growth.

        We might acquire entire businesses in the future. Potential risks involved in the acquisition of such businesses include the inability to continue to identify business entities for acquisition or the inability to make acquisitions on terms that we consider economically acceptable. Furthermore, there is intense competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions. Our strategy of completing acquisitions is dependent upon, among other things, our ability to obtain debt and equity financing and, in some cases, regulatory approvals. Our ability to pursue our growth strategy may be hindered if we are not able to obtain such financing or regulatory approvals. Our ability to grow through acquisitions and manage growth will require us to continue to invest in operational, financial and management information systems and to attract, retain, motivate and effectively manage our employees. The inability to effectively manage the integration of acquisitions could reduce our focus on subsequent acquisitions and current operations, which, in turn, could negatively impact our earnings and growth. Our financial position and results of operations may fluctuate significantly from period to period, based on whether or not significant acquisitions are completed in particular periods.

  Properties we acquire may not produce as projected, and we may be unable to determine reserve potential, identify liabilities associated with the properties or obtain protection from sellers against such liabilities.

        Properties we acquire may not produce as expected, may be in an unexpected condition and may subject us to increased costs and liabilities, including environmental liabilities. Although we review acquired properties prior to acquisition in a manner consistent with industry practices, such reviews are not capable of identifying all potential conditions. Generally, it is not feasible to review in depth every individual property involved in each acquisition. Ordinarily, we will focus our review efforts on the higher value properties or properties with known adverse conditions and will sample the remainder. However, even a detailed review of records and properties may not necessarily reveal existing or potential problems or permit a buyer to become sufficiently familiar with the properties to assess fully their condition, any deficiencies, and development potential. Inspections may not always be performed on every well, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken.

  Substantial development activities could require significant outside capital, which could change our risk profile and which may not be available.

        We expect to make substantial capital expenditures in the development of natural gas reserves. For 2006, we currently have a total capital expenditure budget of approximately $36.3 million. We intend to finance our capital expenditures in the future through cash flow from operations and the incurrence of additional indebtedness under our existing credit facility. Our business may not continue to generate cash flow at or above current levels. Future cash flows and the availability of financing will be subject to a number of variables such as:

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  the level of production from existing wells;

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  prices of natural gas and oil;

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  our results in locating and producing new reserves;

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  the success and timing of development of proved undeveloped reserves; and

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  general economic, financial, competitive, legislative, regulatory and other factors beyond our control.

        If we are unable to fund our planned activities with the combination of cash flow from operations and availability under our existing line of credit, we may have to obtain additional financing through the issuance of debt and/or equity. Any additional financing may not be available to us on acceptable terms. Issuing equity securities to satisfy our financing requirements could cause substantial dilution to our stockholders. The level of our debt financing could also materially affect our operations and significantly affect our financial risk profile.

        If our revenues were to decrease due to lower natural gas and oil prices, decreased production or other reasons, and if we could not obtain capital through our credit facility or otherwise, our ability to execute our development and acquisition plans, replace our reserves or maintain production levels could be greatly limited.

  If we incur indebtedness, we will face the risks of leverage.

        As of December 31, 2005, we had incurred approximately $828,000 of indebtedness in the form of a mortgage on our office building and had no indebtedness outstanding under our credit facility. We anticipate that we may in the future incur additional debt for financing our growth. Our ability to borrow funds will depend upon a number of factors, including the condition of the financial markets. Under certain circumstances, the use of leverage may provide a higher return to you on your investment, but will also create a greater risk of loss to you than if we did not borrow. The risk of loss in such circumstances is increased because we would be obligated to meet fixed payment obligations on specified dates regardless of our revenue. If we do not make our debt service payments when due, we may sustain the loss of our equity investment in any of our assets securing such debt, upon the foreclosure on such debt by a secured lender. The interest payable under our credit facility varies with the movement of interest rates charged by financial institutions. An increase in our borrowing costs due to a rise in interest rates in the market may reduce the amount of income and cash available for the payment of dividends to the holders of our common stock.

  Our credit facility imposes restrictions on us that may affect our ability to successfully operate our business.

        Our credit facility imposes certain operational and financial restrictions on us. These restrictions, among other things, limit our ability to:

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  incur additional indebtedness;

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  create liens;

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  sell our assets or consolidate or merge with or into other companies;

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  make investments and other restricted payments, including dividends; and

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  engage in transactions with affiliates.

        These limitations are subject to a number of important qualifications and exceptions. In addition, our credit facility requires us to maintain certain financial ratios and to satisfy certain financial conditions which may require us to reduce our debt or to take some other action in order to comply with them. These restrictions could also limit our ability to obtain future financings, make needed capital expenditures, withstand a downturn in our business or the economy in general, or otherwise conduct necessary corporate activities. We also may be prevented from taking advantage of business opportunities that arise because of the limitations imposed on us by the restrictive covenants under our credit facility. Please see "Management's Discussion and Analysis of Results of Operations and Financial Condition—Liquidity and Capital Resources—Credit Facility" for a discussion of our credit facility.

  Because we are relatively small, management expects that we will be disproportionately negatively impacted by recently enacted changes in the securities laws and regulations, which are likely to increase our costs and require additional management resources.

        The Sarbanes-Oxley Act of 2002, or the Act, which became law in July 2002, has required changes in the corporate governance, securities disclosure and compliance practices of public companies. In response to the requirements of that Act, the SEC has promulgated new rules covering a variety of subjects, including corporate governance guidelines. Compliance with these new rules is expected to significantly increase our legal, financial and accounting costs. In addition, the requirements are expected to take a significant amount of the time and resources of management and the board of directors. Likewise, these developments may make it more difficult for us to attract and retain qualified members of the board of directors, particularly independent directors, or qualified executive officers. Because we are a small company with relatively few employees, management expects to be disproportionately negatively impacted by these changes in securities laws and regulations which will increase our costs, require additional management resources and may, in the event that we receive anything other than an unqualified report on our internal control over financial reporting, result in greater difficulty in raising funding for our operations and a negative impact on our stock price.

        As directed by Section 404 of the Act, the SEC adopted rules requiring public companies to include a report of management on the company's internal control over financial reporting in their annual reports on Form 10-K that contains an assessment by management of the effectiveness of the company's internal control over financial reporting. In addition, the public accounting firm auditing the company's financial statements must attest to and report on management's assessment of the effectiveness of the company's internal control over financial reporting. This requirement will first apply to our annual report on Form 10-K for the fiscal year ended December 31, 2007. If management is unable to conclude that we have effective internal control over financial reporting, or if our independent auditors are unable to provide us with an unqualified report as to the effectiveness of our internal control over financial reporting, as of December 31, 2007 and future year ends as required by Section 404 of the Act, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our securities. We are a small company with limited resources. The number and qualifications of our finance and accounting staff are limited, and we have limited monetary resources. We experience difficulties in attracting qualified staff with requisite expertise due to our profile and a generally tight market for staff with expertise in these areas. Furthermore, guidance from relevant regulatory bodies and others in the field is evolving and being refined on an ongoing basis, creating difficulties in attempting to assure all matters are addressed in a timely manner. We have retained a consultant to assist us in the process of testing and evaluating the internal control over financial reporting. A key risk is that management will not timely remediate any deficiencies that may be identified as part of the review process.

Risks Related to our Relationship with DLJ Merchant Banking and Other Initial Stockholders

  Our founding stockholders have substantial influence over the outcome of certain stockholder votes and may exercise this voting power in a manner adverse to our other stockholders.

        DLJ Merchant Banking currently beneficially owns approximately 29.1% of our outstanding common stock. Accordingly, DLJ Merchant Banking is in a position to have a substantial influence on the outcome of certain matters requiring a stockholder vote, including the election of directors and the adoption of certain amendments to our certificate of incorporation. The interests of DLJ Merchant Banking may differ from those of our other stockholders, and DLJ Merchant Banking may vote its common stock in a manner that may adversely affect our other stockholders. Please see "Security Ownership of Certain Beneficial Owners and Management" for a discussion of DLJ Merchant Banking's ownership interests in us and "Certain Relationships and Related Party Transactions—Transactions with Our Founders" for a description of our relationship with DLJ Merchant Banking.

        In addition, Carrizo and U.S. Energy each currently beneficially owns approximately 9.8% of our outstanding common stock. This ownership, when combined with that of DLJ Merchant Banking, constitutes slightly less than a majority of our common stock and could have the effect of delaying or preventing a change in control of or otherwise discouraging a potential acquirer from attempting to obtain control of us.

Risks Relating to Our Common Stock

  There is no existing market for our common stock, and a trading market that will provide you with adequate liquidity may not develop.

        Prior to this offering, there has been no public market for our common stock. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your shares of our common stock above the price you paid for such shares or at all. Because of this potentially limited liquidity, it is unlikely that shares of our common stock will be accepted as collateral for loans. We cannot assure you as to:

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  the likelihood that an active market will develop for the shares of our common stock;

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  the liquidity of any such market;

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  the ability of our stockholders to sell their shares of our common stock; or

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  the price that our stockholders may obtain for their shares of our common stock.

  We may not be accepted for listing or inclusion on The Nasdaq National Market or an exchange.

        We will use our commercially reasonable efforts to satisfy the criteria for listing and to list or include (if we meet the criteria for listing on such exchange or market) our common stock on the New York Stock Exchange, or the NYSE, The American Stock Exchange or The Nasdaq National Market as soon as practicable (including seeking to cure in our listing and inclusion application any deficiencies cited by such exchange or market), and thereafter maintain the listing on such exchange or market. We do not believe that we will meet the NYSE's requirements for listing. The American Stock Exchange and The Nasdaq National Market have initial listing criteria, including criteria related to minimum bid price, public float, market makers, minimum number of round lot holders and board independence requirements, that we can give no assurance that we will meet. Our inability to list or include our common stock on The American Stock Exchange or The Nasdaq National Market could adversely affect the ability of purchasers in this offering to sell their shares and the value of the shares. In such case, our stockholders would find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our common stock. In addition, we would have more difficulty attracting the attention of market analysts to cover us in their research.

        If our common stock is approved for listing or inclusion on The American Stock Exchange or The Nasdaq National Market, we will have no prior trading history, and thus there is no way to determine the prices or volumes at which our common stock will trade. We can give no assurances as to the development of liquidity or any trading market for our common stock. You may not be able to resell your shares at or near the price paid for such shares or at any price.

  The price of our common stock may be volatile and you may not be able to resell your shares at a favorable price.

        Regardless of whether an active trading market for our common stock develops, the market price of our common stock may be volatile and you may not be able to resell your shares at or above the price you paid for such shares. The following factors could affect our stock price:

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  our operating and financial performance and prospects;

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  quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

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  changes in revenue or earnings estimates or publication of research reports by analysts about us or the exploration and production industry;

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  potentially limited liquidity;

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  actual or anticipated variations in our reserve estimates and quarterly operating results;

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  changes in natural gas and oil prices;

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  speculation in the press or investment community;

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  sales of our common stock by significant stockholders;

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  actions by institutional investors before disposition of our common stock;

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  increases in our cost of capital;

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  changes in applicable laws or regulations, court rulings and enforcement and legal actions;

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  changes in market valuations of similar companies;

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  adverse market reaction to any increased indebtedness we incur in the future;

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  additions or departures of key management personnel;

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  actions by our stockholders;

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  general market conditions, including fluctuations in and the occurrence of events or tends affecting the price of natural gas and oil; and

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  domestic and international economic, legal and regulatory factors unrelated to our performance.

  We do not intend to pay, and are restricted in our ability to pay, any dividends on our common stock.

        We anticipate that we will retain all future earnings and other cash resources for the future operation and development of our business. Accordingly, we do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. Payment of any future dividends will be at the discretion of our board of directors after taking into account many factors, including our operating results, financial condition, current and anticipated cash needs and plans for expansion. The declaration and payment of any dividends on our common stock are also restricted by the terms of our credit facility.

  The percentage ownership evidenced by the common stock is subject to dilution.

        We are authorized to issue up to 100,000,000 shares of common stock and are not prohibited from issuing additional shares of such common stock. Moreover, to the extent that we issue any additional common stock, a holder of the common stock is not necessarily entitled to purchase any part of such issuance of stock. The holders of the common stock do not have statutory "preemptive rights" and therefore are not entitled to maintain a proportionate share of ownership by buying additional shares of any new issuance of common stock before others are given the opportunity to purchase the same. Accordingly, you must be willing to assume the risk that your percentage ownership, as a holder of the common stock, is subject to change as a result of the sale of any additional common stock or other equity interests in us subsequent to this offering.

  Anti-takeover provisions in our certificate of incorporation, our bylaws and Delaware law could prohibit a change of control that our stockholders may favor and which could negatively affect our stock price.

        Provisions in our second amended and restated certificate of incorporation, our amended and restated bylaws, and applicable provisions of the Delaware General Corporation Law may make it more difficult and expensive for a third party to acquire control of us, even if a change of control would be beneficial to the interests of our stockholders. These provisions could discourage potential takeover attempts and could adversely affect the market price of our common stock. Our certificate of incorporation and bylaws:

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  authorize the issuance of blank check preferred stock that could be issued by our board of directors to thwart a takeover attempt;

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  classify the board of directors into staggered, three-year terms, which may lengthen the time required to gain control of our board of directors;

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  prohibit cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of stock to elect some directors;

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  require super-majority voting by our stockholders to effect amendments to provisions of our certificate of incorporation concerning the number of directors;

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  require super-majority voting by our stockholders to effect any stockholder-initiated amendment to any provision of our bylaws;

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  limit who may call special meetings of our stockholders;

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  prohibit stockholder action by written consent, thereby requiring all actions to be taken at a meeting of the stockholders;

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  establish advance notice requirements for stockholder nominations of candidates for election to the board of directors or for stockholder proposals that can be acted upon at annual meetings of stockholders; and

  •
  require that vacancies on the board of directors, including newly-created directorships, be filled only by a majority vote of directors then in office.

        In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of the shares of common stock offered by this prospectus. Any proceeds from the sale of the shares offered by this prospectus will be received by the selling stockholders.

DIVIDEND POLICY

        We do not expect to pay dividends on our common stock in the foreseeable future. In addition, our credit facility contains restrictions on the payment of dividends to stockholders. Our board of directors has the authority to issue preferred stock and to fix dividend rights that may have preference to our common stock.

CAPITALIZATION

The following table presents our capitalization as of December 31, 2005:

  •
  on an actual basis;

  •
  on a pro forma, as adjusted basis giving effect to:

          (i)    the issuance of 12,835,230 shares of common stock in our private placement and the receipt of net proceeds of approximately $130.6 million, net of the initial purchaser's discount, placement fee and estimated expenses;

          (ii)   the exchange of all outstanding warrants and cashless exercise of all outstanding non-management options into an aggregate of 8,062,584 shares of common stock;

          (iii)  the redemption of all shares of our Series A Redeemable Preferred Stock outstanding as of March 30, 2006, including the payment of accrued and unpaid dividends through April 11, 2006, the initial closing date of our private placement, and a redemption premium, for an aggregate of approximately $53.6 million;

          (iv)  the acquisition of the Green River Basin assets for approximately $27.0 million;

          (v)   the repurchase by us of an aggregate of 1,593,783 shares of common stock from certain of our initial stockholders for an aggregate of approximately $16.3 million; and

          (vi)  the issuance by us of an aggregate of 36,360 shares of restricted stock to our non-employee directors.

You should read this table in conjunction with our consolidated financial statements included in this prospectus.

	As of December 31, 2005
	Actual	Pro Forma, As Adjusted(4)
		(unaudited)
	(in thousands)
Cash and cash equivalents	$2,672	$36,324

Long-term debt(1)	807	807
Preferred stock, $0.01 par value, 25,000,000 authorized shares(2); 462,189 outstanding shares of Series A Redeemable Preferred Stock (liquidation value of $100.00 per share) actual(3); none outstanding pro forma, as adjusted	31,400	0
Common stock, $0.01 par value, 100,000,000 authorized shares(2); 5,800,000 shares issued and outstanding actual; 25,140,391 outstanding pro forma, as adjusted	58	251
Additional paid-in capital	10,852	119,598
Warrants and options	15,428	0
Retained earnings (accumulated deficit)	(4,554)	(4,554)

Total capitalization	$53,991	$116,102

(1)
We also have a $30 million revolving credit facility with a borrowing base of $7.5 million as of December 31, 2005. As of May 1, 2006, we had no indebtedness outstanding under this credit facility.

(2)
1,000,000 authorized shares of preferred stock and 2,000,000 authorized shares of common stock as of December 31, 2005, which increased to 25,000,000 and 100,000,000 shares, respectively, pursuant to the Second Amended and Restated Certificate of Incorporation.

(3)
As of March 30, 2006, we had 474,321 outstanding shares of Series A Redeemable Preferred Stock, all of which were redeemed following the initial closing of our private placement.

(4)
Reflects pro forma adjustments for the payment of accrued dividends on the Series A Redeemable Preferred Stock at December 31, 2005 of approximately $1,213,000 which were paid-in-kind with the issuance of 12,132 shares of Series A Redeemable Preferred Stock and the payment of accrued dividends of approximately $1,397,000 for the period from January 1, 2006 through April 11, 2006, the initial closing date of our private placement and the date on which all of our outstanding shares of Series A Redeemable Preferred Stock were redeemed.

DILUTION

        After giving effect to the 25-for-1 stock split on our common stock effected as a stock dividend on March 31, 2006, and pro forma for (i) the exchange of all outstanding warrants and the cashless exercise of all outstanding non-management options into an aggregate of 8,062,584 shares of our common stock immediately prior to the initial closing of our private placement, (ii) the issuance of 12,835,230 shares of our common stock in our private placement, (iii) the repurchase by us of an aggregate 1,593,783 shares of our common stock from certain stockholders following the final closing of our private placement, and (iv) the issuance by us of an aggregate 36,360 shares of restricted common stock to our non-employee directors, our pro forma net tangible book value as of December 31, 2005 would have been $115.3 million, or $4.59 per share of common stock, based upon 25,140,391 shares of common stock outstanding. Our net tangible book value per share is determined by dividing our tangible net worth by the total number of outstanding shares of common stock. After giving effect to the sale of the shares of our common stock in this offering at the assumed offering price of $11.00 per share, which represents the price per share in our private offering, our pro forma as adjusted net tangible book value as of December 31, 2005 would have been $4.59 per share. This represents an immediate increase in the net tangible book value of $6.41 per share to our existing stockholders and an immediate dilution (i.e., the difference between the assumed offering price and the pro forma as adjusted net tangible book value after this offering) to new investors purchasing shares in this offering. The following table illustrates the per share dilution to new investors purchasing shares in this offering:

Assumed price per share in this offering		$11.00
Net tangible book value per share before pro forma adjustments	$3.76
Increase in net tangible book value per share due to pro forma adjustments	$0.83

Pro forma net tangible book value per share before this offering	$4.59

Increase per share attributable to new investors	$0.00

Pro forma as adjusted net tangible book value per share after this offering		$4.59

Dilution in net tangible book value per share to new investors		$6.41

        As of May 1, 2006, we had options outstanding to purchase 707,500 shares of our common stock, with vested outstanding options to purchase 121,250 shares of our common stock. To the extent the market value of our common stock is greater than our assumed offering price per share of $11.00 and any of these options are exercised, there may be further dilution to new investors.

INSTITUTIONAL TRADING AND HOLDERS OF OUR COMMON STOCK

Institutional Trading

        Prior to the date of this prospectus, there has been no public market for our common stock. However, certain qualified institutional buyers of our common stock in the private placement have traded our common stock on the PORTAL® Market, which facilitates the listing of unregistered securities to be resold under Rule 144A of the Securities Act among qualified institutional buyers. After the date of this prospectus, these qualified institutional buyers may continue to trade in our common stock on The PORTAL® Market. The last trade of our common stock on The PORTAL® Market of which we are aware was reported on                        , 2006 at a price of $                      per share, which may not be indicative of the prices at which our stock will trade in the future.

Holders of Our Stock

        At the close of business on May 1, 2006, there were approximately 14 stockholders of record of our common stock.

SELECTED FINANCIAL AND OPERATING DATA

        The following tables set forth our selected historical financial data as of and for the periods indicated. The statement of operations data for the period from inception (June 23, 2003) to December 31, 2003 and for the years ended December 31, 2004 and 2005 and the balance sheet data as of December 31, 2004 and 2005 is derived from our audited financial statements included elsewhere in this prospectus. The pro forma, as adjusted balance sheet data gives effect to:

        (i)    the issuance of 12,835,230 shares of common stock in our private placement at the price of $11.00 per share, or $10.23 per share net of the initial purchaser's discount and placement fee;

        (ii)   our receipt of net proceeds (after estimated expenses) from the private placement of approximately $130.6 million;

        (iii)  the exchange of all outstanding warrants and the cashless exercise of all outstanding non-management options into an aggregate of 8,062,584 shares of our common stock;

        (iv)  the redemption of all outstanding shares of our Series A Redeemable Preferred Stock, including the payment of accrued and unpaid dividends and a redemption premium, for an aggregate of approximately $53.6 million;

        (v)   our acquisition of the Green River Basin assets for approximately $27.0 million;

        (vi)  the repurchase by us of an aggregate of 1,593,783 shares of common stock from certain of our initial stockholders for an aggregate of approximately $16.3 million; and

        (vii) the issuance by us of an aggregate of 36,360 shares of restricted common stock to our non-employee directors,

in each case as if they had occurred on December 31, 2005.

        Our historical results are not necessarily indicative of the results that may be expected for any future period. The selected historical financial data should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and our financial statements and related notes included elsewhere in this prospectus.

	Period from Inception (June 23) to December 31, 2003
		Year Ended December 31,
		2004	2005
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues
Gas sales	$1,679	$7,393	$14,136
Income from EIJV cash flow sharing agreement	41	368	1,629
(Losses) on derivatives	—	(766)	(4,815)

	1,720	6,995	10,950
Cost of revenues
Lease operating expenses	772	1,445	1,781
Production taxes	186	838	1,637
Marketing and transportation	299	1,218	1,582

	1,257	3,501	5,000

Gross profit	463	3,494	5,950

Operating expenses
General and administrative, net	729	1,552	2,267
Organization costs	311	—	—
Depreciation, depletion, amortization and accretion	850	3,328	5,622

	1,890	4,880	7,889

Operating (loss)	(1,427)	(1,386)	(1,939)
Other income (expense)
Interest income	33	61	17
Other income	3	4	129
Interest expense	—	(2)	(47)

	36	63	99

Net (loss)	(1,391)	(1,323)	(1,840)
Preferred dividend, related party	(719)	(2,623)	(5,409)

Net (loss) attributable to common stockholders	$(2,110)	$(3,946)	$(7,249)

Net (loss) per common share
Basic	$(0.42)	$0.79)	$(1.42)
Diluted	$(0.42)	$(0.79)	$(1.42)
Weighted average shares outstanding
Basic	5,000,000	5,000,000	5,094,800
Diluted(1)	5,000,000	5,000,000	5,094,800

(1)
Fully diluted shares of common stock include weighted average shares outstanding for 2003, 2004 and 2005. Additional common stock equivalents were 4,965,000, 9,187,500 and 13,676,200 for the years ended December 31, 2003, 2004 and 2005, respectively.

	Period from Inception (June 23) to December 31, 2003	Year Ended December 31,
		2004	2005
	(in thousands)
Other Financial Data:
Net cash provided by operating activities	$1,315	$1,350	$8,792
Net cash used in investing activities	(14,313)	(14,017)	(25,301)
Net cash provided by financing activities	17,524	11,740	15,582
Other Financial Data:
Capital expenditures—exploration and production	$13,977	$13,149	$20,866
EBIT(1)	(1,414)	(691)	1,464
EBITDA(1)	(574)	2,584	7,016

(1)
EBIT is defined as earnings before deducting net interest expense (interest expense less interest income), income taxes, cumulative effect of accounting change, change in derivative fair value, asset retirement obligation accretion and gains on sale of assets. EBITDA is defined as earnings before deducting net interest expense (interest expense less interest income), income taxes and depreciation, depletion and amortization, cumulative effect of accounting change, change in derivative fair value, asset retirement obligation accretion and gains on sale of assets. Although

  EBIT and EBITDA are not measures of performance calculated in accordance with generally accepted accounting principles, management believes that they are useful to an investor in evaluating our company because they are used as measures to evaluate a company's operating performance before debt expense and cash flow. EBIT and EBITDA do not purport to represent cash generated by operating activities and should not be considered in isolation or as substitute for measures of performance in accordance with generally accepted accounting principles. In addition, because EBIT and EBITDA are not calculated identically by all companies, the presentation here may not be comparable to other similarly titled measures of other companies. Management's discretionary use of funds depicted by EBIT and EBITDA may be limited by working capital, debt service and capital expenditure requirements, and by restrictions related to legal requirements, commitments and uncertainties. A reconciliation of EBIT and EBITDA to net income is as follows:

	Period from Inception (June 23) to December 31, 2003	Year Ended December 31,
		2004	2005
	(in thousands)
Net loss	$(1,391)	$(1,323)	$(1,840)
Add: Interest expense	—	2	47
Less: Interest income	33	61	17
Add: Income tax expense	—	—	—
Add: Cumulative effect of accounting change	—	—	—
Add: Change in derivative value	—	638	3,204
Add: Asset retirement obligation accretion	10	53	70
Less: Gains on sale of assets	—	—	—

Earnings before interest and income taxes (EBIT)	(1,414)	(691)	1,464
Add: Depreciation, depletion and amortization	840	3,275	5,552

Earnings before interest, taxes and depreciation, depletion and amortization (EBITDA)	$(574)	$2,584	$7,016

	As of December 31,		Pro Forma, As Adjusted December 31, 2005(3)
	2004	2005
			(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$3,599	$2,672	$36,324
Property and equipment, net	43,054	63,529	90,575
Total assets	54,504	77,081	137,779
Long-term debt (including current portion)(1)	345	926	926
Total liabilities	13,817	23,897	22,484
Redeemable preferred shares(2)	18,338	31,400	0
Total stockholders' equity	$22,349	$21,784	$115,295

(1)
Long-term debt does not include fair value of derivatives and asset retirement obligation.

(2)
On April 11, 2006, we used approximately $53.6 million of the net proceeds from our private placement to redeem all of the outstanding shares of our Series A Redeemable Preferred Stock, all of which were held by DLJ Merchant Banking.

(3)
Reflects pro forma adjustments for the payment of accrued dividends on the Series A Redeemable Preferred Stock at December 31, 2005 of approximately $1,213,000, which were paid-in-kind with the issuance of 12,132 shares of Series A Redeemable Preferred Stock, and the payment of accrued dividends of approximately $1,397,000 for the period from January 1, 2006 through April 11, 2006, the initial closing date of our private placement and the date on which all of our outstanding shares of Series A Redeemable Preferred Stock were redeemed.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

        The discussion and analysis that follows should be read together with the "Selected Financial Data" and the accompanying financial statements and notes related thereto that are included elsewhere in this prospectus. It includes forward-looking statements that may reflect our estimates, beliefs, plans and expected performance. The forward-looking statements are based upon events, risks and uncertainties that may be outside our control. Our actual results could differ significantly from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include but are not limited to, market prices for natural gas and oil, regulatory changes, estimates of proved reserves, economic conditions, competitive conditions, development success rates, capital expenditures and other uncertainties, as well as those factors discussed below and elsewhere in this prospectus, including in "Risk Factors" and "Cautionary Statement Concerning Forward-Looking Statements," all of which are difficult to predict. As a result of these assumptions, risks and uncertainties, the forward-looking matters discussed may not occur.

Overview

        We are an independent energy company engaged in the acquisition, exploration and development of domestic onshore natural gas reserves. We currently focus our efforts on the development of CBM properties located in the Powder River Basin in northeastern Wyoming and southern Montana. As of December 31, 2005, we owned natural gas and oil leasehold interests in approximately 418,000 gross (272,000 net) acres, approximately 96% of which are undeveloped. Our estimated net proved reserves are located on approximately 4% of our net acreage.

        In June 2003, we were formed as a Delaware corporation through a contribution of interests in approximately 81,000 gross (40,000 net) acres, including proved producing properties and undeveloped leaseholds, from subsidiaries of Carrizo and U.S. Energy and a cash contribution from DLJ Merchant Banking. In exchange for the contributed assets, Carrizo and U.S. Energy each received 1,875,000 shares of our common stock and options to purchase an additional 1,250,000 shares of our common stock. In exchange for its initial cash contribution of approximately $17.6 million, DLJ Merchant Banking received 1,250,000 shares of our common stock as well as 130,000 shares of our Series A Redeemable Preferred Stock, with detachable warrants to purchase an additional 3,250,000 shares of common stock. Through three subsequent financings totaling approximately $26.5 million, DLJ Merchant Banking purchased an additional 270,000 shares of our Series A Redeemable Preferred Stock and additional detachable warrants to purchase 7,500,000 shares of our common stock.

        In April 2006, we completed a private placement, exempt from registration under the Security Act, of 12,835,230 shares of our common stock to qualified institutional buyers, non-U.S. persons and accredited investors at a price of $11.00 per share, or $10.23 net of the initial purchaser's discount and placement fee. Immediately prior to the initial closing of our private placement, DLJ Merchant Banking exchanged all of its warrants for 6,894,380 shares of our common stock in a tax-free reorganization and each of Carrizo and U.S. Energy entered into a cashless exercise of all of its options for 584,102 shares of common stock, in each case based on the private placement price of $11.00 per share. Following the initial closing of our private placement, we redeemed all of the outstanding shares of our Series A Redeemable Preferred Stock with a portion of the proceeds received in the private placement. In addition, following the final closing of our private placement, we used a portion of the proceeds we received in the private placement to repurchase an aggregate of 1,593,783 shares of common stock from DLJ Merchant Banking and Gary W. Uhland, our former President, at a price per share equal to the private placement price of $11.00 per share less the initial purchaser's discount and placement fee. Please see "—Liquidity and Capital Resources—Cash Flow from Financing Activities—Sales and Issuances of Equity" and "Certain Relationships and Related Party Transactions—Transactions with Our Founders" for further information regarding issuances of our capital stock, options and warrants to our initial stockholders.

Critical Accounting Policies

  Oil and Gas Properties

        We use the full cost method of accounting for oil and gas producing activities. Under this method, all costs associated with property acquisition, exploration and development, including costs of unsuccessful exploration, costs of surrendered and abandoned leaseholds, delay lease rentals and the fair value of estimated future costs of site restoration, dismantlement and abandonment activities, are capitalized within a cost center. Our oil and gas properties are all located within the United States, which constitutes a single cost center. We have not capitalized any overhead costs. No gain or loss is recognized upon the sale or abandonment of undeveloped or producing oil and gas properties unless the sale represents a significant portion of gas properties and the gain significantly alters the relationship between capitalized costs and proved gas reserves of the cost center. Expenditures for maintenance and repairs are charged to lease operating expense in the period incurred.

        Depreciation, depletion and amortization of oil and gas properties is computed on the unit-of-production method based on proved reserves. Amortizable costs include estimates of future development costs of proved undeveloped reserves and asset retirement obligations. We invest in unevaluated oil and gas properties for the purpose of exploration for proved reserves. The costs of such assets, including exploration costs on properties where a determination of whether proved oil and gas reserves will be established is still under evaluation, and any capitalized interest, are included in unproved oil and gas properties at the lower of cost or estimated fair market value and are not subject to amortization. On an annual basis, such costs are evaluated for inclusion in the costs to be amortized resulting from the determination of proved reserves, impairments, or reductions in value. To the extent that the evaluation indicates these properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized. Abandonment of unproved properties are accounted for as an adjustment to capitalized costs related to proved oil and gas properties, with no losses recognized. We recorded an impairment of unevaluated properties of $0, $695,000 and $0, respectively, during the years ended December 31, 2005 and 2004 and the period from June 23, 2003 (inception) to December 31, 2003. Substantially all of such unproved property costs are expected to be developed and included in the amortization base ratably over the next three to five years. Salvage value is taken into account in determining depletion rates and is based on our estimate of the value of equipment and supplies at the time the well is abandoned. The estimated salvage value of equipment included in determining the depletion rate was $3,306,000, $741,000, and $556,000 as of December 31, 2005 and 2004, and the period from June 23, 2003 (inception) through December 31, 2003, respectively.

        Under the full cost method of accounting, capitalized oil and gas property costs, net of accumulated depreciation, depletion and amortization and related deferred income taxes, may not exceed a "ceiling" value comprised of the total of the present value of future net revenues from proved reserves, using current costs and prices, including the effects of derivative instruments accounted for at the fair value but excluding the future cash outflow associated with settling asset retirement obligations that have been accrued on the balance sheet, discounted at 10%, plus the lower of cost or market value of unproved properties and unevaluated properties excluded from costs being amortized, net of related income tax effects related to differences in the book and tax basis of oil and gas properties.

  Gas Sales

        We use the sales method for recording natural gas sales. Sales of gas applicable to our interest in producing natural gas and oil leases are recorded as revenues when the gas is metered and title transferred pursuant to the gas sales contracts covering our interest in gas reserves. During such times as our sales of gas exceed our pro rata ownership in a well, such sales are recorded as revenues unless total sales from the well have exceeded our share of estimated total gas reserves underlying the property at which time such excess is recorded as a gas imbalance liability. At December 31, 2005 and 2004, there was no such liability recorded.

  Asset Retirement Obligations

        We follow the provisions of Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for the Asset Retirement Obligations." SFAS No. 143 generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. SFAS No. 143 requires us to recognize an estimated liability for costs associated with the abandonment of its oil and gas properties.

        A liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long-lived asset is recorded at the time a well is completed or acquired. The increased carrying value is depleted using the units of production method, and the discounted liability is increased through accretion over the remaining life of the respective oil and gas properties.

        The estimated liability is based on historical gas industry experience in abandoning wells, including estimated economic lives, external estimates as to the cost to abandon the wells in the future and federal and state regulatory requirements. Our liability is discounted using our best estimate of our credit-adjusted risk-free rate. Revisions to the liability could occur due to changes in estimated abandonment costs, changes in well economic lives or if federal or state regulators enact new requirements regarding the abandonment of wells.

        Changes in the carrying amount of the asset retirement obligations are as follows:

	Period from Inception (June 23) to December 31, 2003
		December 31,
		2004	2005
	(in thousands)
Beginning balance of asset retirement obligations	$—	$404	$554
Additional obligation added during the period	394	128	186
Obligations settled during the period	—	(31)	(3)
Revisions in estimates	—	—	470
Accretion expense	10	53	70

Ending balance of asset retirement obligations	$404	$554	$1,277

  Inventory

        We acquired inventory of oil and gas equipment, primarily tubulars, in 2004 and 2005, to take advantage of quantity pricing and to secure a readily available supply. Inventory is valued at the lower of average cost or market. Inventory is used in the development of gas properties and to the extent it is estimated that it will be billed to other working interest owners during the next year, it is included in current assets. Otherwise, it is recorded in other assets.

  Property and Equipment

        Property and equipment is comprised primarily of a building, computer hardware and software, vehicles and equipment, and is recorded at cost. Renewals and betterments that substantially extend the useful lives of the assets are capitalized. Maintenance and repairs are expensed when incurred. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets, ranging as follows: buildings—30 years, computer hardware and software—3 to 5 years, machinery, equipment and vehicles—5 years, and office furniture and equipment—3 to 5 years.

  Long-Lived Assets

        Long-lived assets to be held and used in our business are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When the carrying amounts of long-lived assets exceed the fair value, which is generally based on discounted expected future cash flows, we record an impairment. No impairments were recorded during the years ended December 31, 2005 and 2004, and the period from June 23, 2003 (inception) through December 31, 2003.

  General and Administrative Expenses

        General and administrative expenses are reported net of amounts allocated and billed to working interest owners of gas properties operated by us.

  Income Taxes

        We use the asset and liability method of accounting for income taxes, in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities. If appropriate, deferred tax assets are reduced by a valuation allowance which reflects expectations of the extent to which such assets will be realized. As of December 31, 2005 and 2004, we had recorded a full valuation allowance for our net deferred tax asset.

  Derivatives

        We use derivative instruments to manage our exposure to fluctuating natural gas prices through the use of natural gas swap and option contracts. We account for derivative instruments or hedging activities under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires us to record derivative instruments at their fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income (loss) and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges, if any, are recognized in earnings. Changes in the fair value of derivatives that do not qualify for hedge treatment are recognized in earnings. Please see Note 8 of the notes to our audited financial statements for additional discussions of derivatives.

        We periodically hedge a portion of our oil and gas production through swap and collar agreements. The purpose of the hedges is to provide a measure of stability to our cash flows in an environment of volatile oil and gas prices and to manage the exposure to commodity price risk. Our management decided not to use hedge accounting for these agreements. Therefore, in accordance with the provisions of SFAS No. 133, the changes in fair market value are recognized in earnings.

  Stock-Based Compensation

        We follow SFAS No. 123, (SFAS 123) "Accounting for Stock-Based Compensation," which encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans based on the fair market value of options granted. We have chosen to account for stock based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, because the grant price equals the market price on the date of grant for options issued by us, no compensation expense is recognized for stock options issued to employees. Had compensation cost for our stock options been recognized based upon the estimated fair value on the grant date under the fair value methodology prescribed by SFAS 123, our net loss would have been as follows:

	Period from Inception (June 23) to December 31, 2003
		December 31,
		2004	2005
	(in thousands, except for per share amounts)
Net loss attributable to common stockholders, as reported	$(2,110)	$(3,946)	$(7,249)
Deduct: Total stock-based compensation expense determined under fair value based method, net of tax effects	—	(19)	(38)

Pro forma net loss	$(2,110)	$(3,965)	$(7,287)

Basic and diluted loss per common share, as reported	$(0.42)	$(0.79)	$(1.42)

Basic and diluted loss per common share, as pro forma	$(0.42)	$(0.79)	$(1.43)

        For options granted during the years ended December 31, 2005 and 2004, and for the period from June 23, 2003 (inception) through December, 31, 2003, the estimated fair value of the options granted utilizing the Black-Scholes pricing model under our plan was based on weighted average risk-free interest rates ranging from 3.46% to 4.44%, 2.71% to 3.90%, and 2.24% to 3.25%, respectively, expected option life of 5 years, expected volatility of 0% and no expected dividends.

  Cash and Cash Equivalents

        Cash in excess of daily requirements is generally invested in money market accounts and commercial paper with maturities of three months or less. Such investments are deemed to be cash equivalents for purposes of the financial statements. The carrying amount of cash equivalents approximates fair value due to the short maturity and high credit quality of those investments. At times we maintain deposits in financial institutions in excess of federally insured limits. Management monitors the soundness of the financial institutions and believes our risk is negligible.

  Accounts Receivable

        Our revenue producing activities are conducted primarily in Wyoming. We grant credit to qualified customers, which potentially subjects us to credit risk resulting from, among other factors, adverse changes in the industry in which we operate and the financial condition of our customers. We continuously monitor collections and payments from our customers and if necessary, record an allowance for doubtful accounts based upon historical experience and any specific customer collection issues identified. As of December 31, 2005 and 2004, no allowance was deemed necessary.

  Capitalized Interest

        We capitalize interest costs to unproved oil and gas properties on expenditures made in connection with exploration and development projects that are not subject to current depletion. Interest is capitalized only for the period that activities are in progress to bring these projects to their intended use. Interest costs capitalized in 2005, 2004 and 2003 were $148,000, $0 and $0, respectively.

  Restricted Assets

        We hold a certificate of deposit, which expires in July 2006, totaling $138,000. The certificate of deposit is collateral on bonding requirements. Because we intend to renew the certificate of deposit in order to maintain our bonding requirements, we have included the certificate of deposit in other noncurrent assets as of December 31, 2005 and 2004.

  Transportation Costs

        We account for transportation costs under Emerging Issues Task Force Issues 00-10, "Accounting for Shipping and Handling Fees and Costs," whereby amounts paid for transportation are classified as operating expenses.

  Per Share Information

        Basic earnings per share is computed by dividing net losses from continuing operations attributable to common stock by the weighted average number of common shares outstanding during each period. Diluted earnings per share is computed by adjusting the average number of common shares outstanding for the dilutive effect, if any, of common stock equivalents such as stock options and warrants.

  New Accounting Pronouncements

        In December 2004, the FASB issued SFAS No. 123R "Share-Based Payment." SFAS No. 123R, is a revision of SFAS No. 123, "Accounting for Stock Based Compensation," and supersedes APB 25. Among other items, SFAS No. 123R eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. Pro forma disclosure is no longer an alternative under the new standard. We adopted SFAS No. 123R January 1, 2006, using the modified prospective method.

        SFAS No. 123R permits companies to adopt its requirements using either a "modified prospective" method, or a "modified retrospective" method. Under the "modified prospective" method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS No. 123R for all share-based payments granted after that date, and based on the requirements of SFAS No. 123 for all unvested awards granted prior to the effective date of SFAS No. 123R. Under the "modified retrospective" method, the requirements are the same as under the "modified prospective" method, but also permit entities to restate financial statements of previous periods based on proforma disclosures made in accordance with SFAS No. 123.

        We currently utilize the Black-Scholes option pricing model to measure the fair value of stock options granted to employees and directors. While SFAS No. 123R permits entities to continue to use such a model, the standard also permits the use of a more complex binomial, or "lattice" model. Based upon the type and number of stock options expected to be issued in the future, we have determined that we will continue to use the Black-Scholes model for option valuation.

        SFAS No. 123R includes several modifications to the way that income taxes are recorded in the financial statements. The expense for certain types of option grants is only deductible for tax purposes at the time that the taxable event takes place, which could cause variability in our effective tax rates recorded throughout the year. SFAS No. 123R does not allow companies to "predict" when these taxable events will take place. Furthermore, it requires that the benefits associated with the tax deductions in excess of recognized compensation cost be reported as a financing cash flow. These future amounts cannot be estimated, because they depend on, among other things, when the stock options are exercised.

        Subject to a complete review of the requirements of SFAS No. 123R, based on stock options granted through December 31, 2005, we expect that the adoption of SFAS No. 123R on January 1, 2006, will reduce first quarter net earnings by approximately $46,000 prior to any other first quarter option issuances.

        In March 2005, the FASB issued FASB Interpretation No. 47 ("FIN 47") "Accounting for Conditional Asset Retirement Obligations," which clarifies the impact that uncertainty surrounding the timing or method of settling an obligation should have on accounting for that obligation under SFAS No. 143. As the term is used in SFAS No. 143, a contingent asset retirement obligation refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. For example, a company may have an obligation to retire an offshore facility, where neither the life of the facility nor the method of retirement is known. We do not currently have any assets with a contingent asset retirement obligation. Accordingly, this interpretation has not had any impact on our financial statements. FIN 47 is effective no later than the end of the fiscal year ending after December 15, 2005, or December 31, 2005, for calendar year companies.

        In June 2005, the FASB issued FASB Statement No. 154, "Accounting Changes and Error Corrections" (SFAS No. 154), which will require entities that voluntarily make a change in accounting principle to apply that change retrospectively to prior periods' financial statements, unless this would be impracticable. SFAS No. 154 supersedes APB No. 20, "Accounting Changes," which previously required that most voluntary changes in accounting principle be recognized by including in the current period's net income the cumulative effect of changing to the new accounting principle. SFAS No. 154 also makes a distinction between "retrospective application" of an accounting principle and the "restatement" of financial statements to reflect the correction of an error.

        Another significant change in practice under SFAS No. 154 will be that if an entity changes its method of depreciation, amortization, or depletion for long-lived, non-financial assets, the change must be accounted for as a change in accounting estimate. Under APB 20, such a change would have been reported as a change in accounting principle. SFAS No. 154 applies to accounting changes and error corrections that are made in fiscal years beginning after December 15, 2005. Management has not completed its assessment of the impact of SFAS No. 154, but does not anticipate any material impact from implementation of this accounting standard.

        In February 2006, SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140" was issued. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." SFAS No. 155 will become effective for our fiscal year after September 15, 2006. The impact of SFAS No. 155 will depend on the nature and extent of any new derivative instruments entered into after the effective date.

Results of Operations

  Year Ended December 31, 2005 Compared To Year Ended December 31, 2004

  Gas sales volume.

        Gas sales volume increased 46% in 2005 from 1,508 MMcf in 2004 to 2,207 MMcf in 2005. Daily sales volume was 6.0 MMcf for 2005 as compared to 4.1 MMcf for 2004, a 1.9 MMcf per day increase.

  Gas sales revenue.

        Revenue from gas sales increased $6.7 million in 2005 to $14.1 million, a 91% increase compared to 2004. This increase was due to increased volume resulting from wells dewatering to the point of commercial gas production, the connection of producing wells to gathering and processing infrastructure and increased drilling and completions. In addition, the average realized price per Mcf increased 31% from $4.90 to $6.41 in 2005.

  Derivatives.

        The loss of fair valuation of hedges increased $2.6 million in 2005 to $3.2 million. The fair valuation is a noncash expense based on the Black-Scholes model for valuing future cash flows utilizing price volatility with a normal discount rate. Hedge losses settled in 2005 were $1.6 million compared to hedge losses of $0.1 million in 2004. The increased hedge losses were primarily due to a $1.4 million loss in the fourth quarter due to higher prices.

  Lease operating expenses.

        Lease operating expenses increased $0.3 million in 2005 to $1.8 million, a 23% increase compared to 2004. This increase resulted from an increase in the number of wells in the productive cycle during 2005. On an Mcf basis, lease operating expenses decreased 16% from $0.96 in 2004 to $0.81 in 2005.

  Production taxes.

        Production taxes increased $0.8 million in 2005 to $1.6 million, a 95% increase from 2004. The increase in production tax is directly correlated to gross sales revenue because production taxes in Wyoming are based on a percentage of sales value. The percentage averages 11% to 13%, depending on rates in effect for the respective year. On an Mcf basis, production taxes were $0.56 for 2004 and $0.74 for 2005, a 32% increase, which correlates to the increase in the price per Mcf received in 2005 from 2004.

  Marketing and transportation.

        Marketing and transportation expenses increased $0.4 million in 2005 to $1.6 million, a 30% increase from 2004. The increase relates primarily to the increased sales volume in 2005 together with a slight increase in transportation fees and compression due to inflationary adjustments in the applicable contracts along with additional compression, which enabled us to move gas on additional high-pressure transportation systems. On an Mcf basis, marketing and transportation decreased 11% to $0.72 per Mcf in 2005 from $0.81 per Mcf in 2004.

  General and administrative expenses, net.

        General and administrative expenses are offset by operating income from drilling and production activities for which we can charge an overhead fee to nonoperating working interest owners. Operating income increased 33% in 2005, from $0.6 million to $0.8 million, due to increased productive wells which we operate and for which we charge an overhead fee. General and administrative expenses, net increased $0.7 million in 2005 to $2.3 million from $1.6 million in 2004. This increase during 2005 was due primarily to a full year of expenses combined with increased staffing and administrative costs pertaining to the support of our drilling and production activities. On an Mcf basis, general and administrative expenses, net did not change and were $1.03 in 2004 and 2005.

  Depreciation, depletion, amortization and accretion.

        Depreciation, depletion, amortization and accretion expense increased $2.3 million for 2005 to $5.6 million, a 69% increase compared to 2004. This increase was due to an increase in capital expenditures that were added into the full cost pool used for the computation of depletion, as well as increased production. On an Mcf basis, the depreciation, depletion, amortization and accretion rate increased 15% to $2.55 in 2005 from $2.21 in 2004.

  Year Ended December 31, 2004 Compared To Period from Inception to December 31, 2003

  Gas sales volume.

        Gas sales volume increased 257% in 2004 from 423 MMcf in 2003 to 1,508 MMcf in 2004. Daily sales volume was 4.1 MMcf for 2004, as compared to 2.2 MMcf for 2003, a 1.9 MMcf per day increase.

  Gas sales revenue.

        Revenue from gas sales increased $5.7 million in 2004 to $7.4 million, a 340% increase compared to 2003. This increase was due to a full year of gas sales in 2004 and increased volume resulting from wells dewatering to the point of commercial gas production, the connection of producing wells to gathering and processing infrastructure and increased drilling and completions. In addition, the average realized price per Mcf increased 24% from $3.97 in 2003 to $4.90 in 2004.

  Derivatives.

        Hedge losses increased from $0 in 2003 to approximately $0.1 million in 2004. A non-cash loss of $0.6 million was incurred in 2004 due to the fair valuation of hedges in place.

  Lease operating expenses.

        Lease operating expenses increased $0.7 million in 2004 to $1.4 million, a 87% increase compared to 2003. This increase resulted from a full year of production and lease operating expense costs in 2004 along with an increase in the number of wells in the productive cycle during 2004. On an Mcf basis, lease operating expense decreased 48% from $1.83 in 2003 to $0.96 in 2004.

  Production taxes.

        Production taxes increased $0.7 million in 2004 to $0.8 million, a 351% increase from 2003. The increase in production tax is directly correlated to gross sales revenue because production taxes in Wyoming are based on a percentage of sales value. The percentage averages 11% to 13%, depending on rates in effect for the respective year. On an Mcf basis, production taxes were $0.44 for 2003 and $0.56 for 2004, a 27% increase, which correlates to the increase in the price per Mcf received in 2004 from 2003.

  Marketing and transportation.

        Marketing and transportation expenses increased $0.9 million in 2004 to $1.2 million, a 307% increase from 2003. The increase relates primarily to the increased sales volume in 2004 along with a slight increase in transportation fees and compression due to inflationary adjustments in the applicable contracts together with additional compression, which enabled us to move gas on additional high-pressure transportation systems. On an Mcf basis, marketing and transportation increased 14% to $0.81 in 2004 from $0.71 in 2003.

  General and administrative expenses, net.

        General and administrative expenses, net increased $0.8 million in 2004 to $1.6 million compared to $0.7 million in 2003. This increase during 2004 was due primarily to a full year of expenses combined with increased staffing and administrative costs pertaining to the support of our drilling and production activities. On an Mcf basis, general and administrative expenses, net decreased 40% from $1.72 in 2003 to $1.03 in 2004.

  Depreciation, depletion, amortization and accretion.

        Depreciation, depletion, amortization and accretion expense increased $2.5 million for 2004 to $3.3 million, a 292% increase compared to 2003. This increase was due to a combination of a full year of production in 2004 and an increase in capital expenditures which were added into the full cost pool used for the computation of depletion. On an Mcf basis, the depreciation, depletion, amortization and accretion rate increased 10% to $2.21 in 2004 from $2.01 in 2003.

Liquidity and Capital Resources

        Our primary source of liquidity since our formation has been the private sale of our equity. On June 23, 2003, DLJ Merchant Banking contributed $4.9 million cash in exchange for shares of our common stock and approximately $12.7 million cash in exchange for shares of our Series A Redeemable Preferred Stock and detachable warrants to purchase additional shares of common stock. The proceeds were used to purchase producing properties and undeveloped acreage and to fund our capital program for 2003. In 2004, DLJ Merchant Banking contributed approximately $11.8 million cash, which was used to fund our 2004 capital expenditures. In 2005, DLJ Merchant Banking contributed $14.7 million cash in order to fund our acquisition of undeveloped acreage and capital expenditures related to the development of that acreage. We issued additional shares of our Series A Redeemable Preferred Stock and detachable warrants to purchase shares of our common stock in connection with each capital contribution. Through December 31, 2005, DLJ Merchant Banking contributed $44.1 million in cash in order to fund our acquisitions and capital expenditures. In addition, in April 2006, we completed a private placement of an aggregate of 12,835,230 shares of our common stock at a price per share of $11.00, or $10.23 net of the initial purchaser's discount and placement fee. Please see "—Cash Flow from Financing Activities—Sales and Issuances of Equity."

        Credit Facility.    Effective October 22, 2004, we entered into a $30 million credit facility which permits borrowings up to the borrowing base as designated by the collateral agent and the administrative agent, each also a lender. As of May 1, 2006, the borrowing base was $7.5 million. The borrowing base is determined on a semi-annual basis and at such other additional times as may be elected by either the administrative agent or the collateral agent and is determined by the collateral agent in accordance with customary practices and standards for loans of a similar nature; provided that such determination is at the collateral agent's discretion as the credit agreement does not provide a specific borrowing base formula. Borrowings under this credit facility may be used solely to acquire, explore or develop oil and gas properties and for general corporate purposes. The credit facility matures October 1, 2007. At May 1, 2006, we had no outstanding borrowings under our credit facility.

        Our obligations under the credit facility are secured by liens on (i) no less than 90% of the net present value of the oil and gas to be produced from our oil and gas properties that are included in the borrowing base determination, calculated using a discount rate of 9% per annum and reserve estimates, prices and production rates and costs, (ii) options to lease, seismic options, permits, and records related to such properties, and (iii) seismic data.

        Borrowings under our credit facility may be either (i) base rate loans, which bear interest under the credit agreement at a floating rate equal to the sum of 1/2 of 1.00% plus the Prime Rate published in The Wall Street Journal, or (ii) Eurodollar loans, which bear interest under the credit agreement at a floating rate equal to the London interbank offered rate, as quoted by the Dow Jones Market Service, adjusted for reserves plus 3%. The credit agreement provides for various fees, including a quarterly commitment fee of 1/2 of 1.00% per annum and engineering fees to the collateral agent in connection with a borrowing base determination. In addition, the credit agreement provides for a facility fee of $27,500, which was paid on the closing date of the credit agreement, and an additional facility fee of 1% of the amount by which the borrowing base may be increased at any such borrowing base determination. Borrowings under this credit facility may be prepaid without premium or penalty, except on Eurodollar advances. If an event of default exists, the default rate shall be equal to 3% plus the floating rate.

        The credit agreement contains covenants that, among other things, restrict our ability, subject to certain exceptions, to do the following:

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  incur liens;

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  incur debt;

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  make investments in other persons;

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  declare dividends or redeem or repurchase stock;

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  engage in mergers, acquisitions, consolidations and asset sales or amend our organizational documents;

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  enter into certain hedging arrangements;

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  amend material contracts; and

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  enter into related party transactions.

        With regard to hedging arrangements, the credit facility provides that acceptable commodity hedging arrangements cannot be greater than 75% of our monthly production from our gas properties that are used in the borrowing base determination and that the fixed or floor price of our hedging arrangements must be equal to or greater than the gas price used by the lenders in determining the borrowing base.

        The credit agreement also requires that we satisfy certain affirmative covenants, meet certain financial tests, maintain certain financial ratios and make certain customary indemnifications to lenders and the administrative agent. The financial covenants include requirements to maintain: (i) a minimum debt service coverage ratio of 1.25 to 1.0, (ii) a minimum current ratio of 1.0 to 1.0, and (iii) a maximum funded debt to EBITDA, plus intangible drilling expenses and write-downs on oil and gas properties, ratio of 3.0 to 1.0. As of March 30, 2006, we were in compliance with all covenants of the credit agreement with the exception of certain non-financial covenants that have been waived or amended.

        The credit agreement contains customary events of default, including, without limitation, payment defaults, covenant defaults, certain events of bankruptcy and insolvency, defaults in the payment of other material debt, judgment defaults, breaches of representations and warranties, loss of material permits and licenses and a change in control.

        The credit agreement requires all of our wholly owned subsidiaries to guarantee the obligations under the credit agreement.

        Office Building Loan.    On November 15, 2005, we entered into a mortgage loan secured by our office building in Sheridan, Wyoming in the aggregate principal amount of $829,000. The promissory note provides for monthly payments of principal and interest in the initial amount of $6,414.05, and unpaid principal bears interest at 6.875% during the first three years, at a variable base rate thereafter and at 18% upon a default. The variable base rate is based on the lender's base rate. The maturity date of this mortgage is November 15, 2015, at which time a principal and interest payment of $615,417.80 will become due. As of December 31, 2005, we had $828,000 outstanding in principal and interest on this mortgage.

        For 2006, we currently have a total capital expenditure budget (excluding future acquisitions) of approximately $36.3 million to drill and complete 444 gross (323 net) wells and to construct related infrastructure. Our current 2006 capital expenditure budget includes $6.1 million in development costs related to the Green River Basin assets, which we acquired from Kennedy Oil, and $1.0 million related to leasehold and geological costs. While we believe we will have adequate resources from the proceeds of our private placement, our credit facility, and cash flow from operations to implement our 2006 drilling plan, our ability to develop future projects will depend on access to additional capital. Please see "Business—2006 Capital Expenditure Plan."

  Cash Flow from Operating Activities

        Net cash provided by operating activities was $8.8 million for 2005. This compares to net cash provided by operating activities of $1.4 million and $1.3 million in 2004 and 2003, respectively.

        We believe that the proceeds from our private placement will be sufficient to meet our planned capital expenditures and our other cash needs during the next 12 months. To supplement our cash needs, we also intend to access our revolving credit facility.

  Cash Flow from Investing Activities

        Net cash used in investing activities was $25.3 million, $14.0 million, and $14.3 million for the years ended December 31, 2005 and 2004 and for the period from our inception in June 23, 2003 through December 31, 2003, respectively. Net cash used in investing activities increased by approximately $11.3 million in 2005 compared to 2004, primarily due to increased investments attributable to the acquisition of undeveloped leaseholds in Montana and Wyoming, a larger realized loss on a hedge settlement, and an increase in assets held for sale. The increase of $0.3 million in 2004 compared to 2003 was due to an increase in inventory held for exploration and development.

  Cash Flow from Financing Activities

  Sales and Issuances of Equity

        Common Stock.    At formation, we issued an aggregate of 3,750,000 shares of common stock, par value $0.01 per share, in equal portions to a subsidiary of Carrizo and to Rocky Mountain Gas Inc., a former subsidiary of U.S. Energy, in exchange for the contribution of interests in approximately 81,000 gross (40,000 net) acres, including proved producing properties and undeveloped leaseholds, valued at $15.0 million. The 1,875,000 shares held by Rocky Mountain Gas were transferred to its affiliates, U.S. Energy and Crested Corp., in May 2005. We issued an additional 1,250,000 shares of common stock at formation to DLJ Merchant Banking in exchange for a cash contribution of approximately $4.9 million. On November 18, 2005, we issued an additional 750,000 shares of common stock to DLJ Merchant Banking in connection with the exercise of Series B warrants. On November 30, 2005, Gary W. Uhland, our former President, exercised options to acquire 50,000 shares of our common stock. As of December 31, 2005, we had 5,800,000 shares of common stock issued and outstanding.

        In April 2006, we completed a private placement, exempt from registration under the Securities Act, of 12,835,230 shares of our common stock to qualified institutional buyers, non-U.S. persons and accredited investors at a price of $11.00 per share, or $10.23 per share net of the initial purchaser's discount and placement fee. Out of the aggregate of approximately $130.6 million of net proceeds (after estimated expenses) we received in the private placement, we used (i) approximately $53.6 million to redeem all of the outstanding shares of our Series A Redeemable Preferred Stock, including the payment of all accrued and unpaid dividends and a redemption premium, (ii) approximately $27.0 million for our acquisition of the Green River Basin assets and (iii) approximately $16.3 million to repurchase an aggregate of 1,593,783 shares of common stock at a price of $10.23 per share from DLJ Merchant Banking and Gary W. Uhland, our former President. We intend to use the remaining approximate $33.7 million in net proceeds to fund our development drilling program and for general corporate purposes.

        Series A Redeemable Preferred Stock.    At formation, we issued 130,000 shares of Series A Redeemable Preferred Stock, par value $0.01 per share, to DLJ Merchant Banking in exchange for an approximately $12.7 million cash investment. On February 19, 2004, we issued an additional 120,000 shares of Series A Redeemable Preferred Stock to DLJ Merchant Banking in exchange for an approximately $11.8 million cash investment. On March 28, 2005, we issued an additional 100,000 shares of Series A Redeemable Preferred Stock to DLJ Merchant Banking in exchange for a $9.8 million cash investment. On September 1, 2005, we issued an additional 50,000 shares of Series A Redeemable Preferred Stock to DLJ Merchant Banking in exchange for a $4.9 million cash investment.

        In 2005, 2004 and 2003, we elected to pay all dividends on our Series A Redeemable Preferred Stock in the form of paid-in-kind dividends. Dividends paid in 2005, 2004 and 2003 totaled approximately $3.6 million, $2.2 million and $0.4 million, respectively, resulting in the issuance of 36,007, 22,495 and 3,687 additional shares of Series A Redeemable Preferred Stock, respectively. In January 2006, a paid-in-kind dividend in the amount of approximately $1.2 million was paid with respect to the fourth quarter of 2005, resulting in the issuance of 12,132 additional shares of Series A Redeemable Preferred Stock.

        As of December 31, 2005, we had 462,189 shares of Series A Redeemable Preferred Stock issued and outstanding, all of which were held by DLJ Merchant Banking. As of March 30, 2006, we had 474,321 shares of Series A Redeemable Preferred Stock issued and outstanding, all of which were held by DLJ Merchant Banking. In April 2006, following the initial closing of our private placement, we redeemed all of the outstanding shares of Series A Redeemable Preferred Stock with a portion of the proceeds from our private placement.

        Warrants.    At formation, in connection with the issuance of Series A Redeemable Preferred Stock, we issued Series A detachable warrants to DLJ Merchant Banking to purchase 3,250,000 shares of common stock at an exercise price of $4.00 per share. The warrants, which expire in June 2013, were recorded at their estimated fair value on the date of issuance, which was approximately $4.4 million. On February 19, 2004, in connection with the issuance of additional Series A Redeemable Preferred Stock, we issued additional Series A detachable warrants to DLJ Merchant Banking to purchase 3,000,000 shares of common stock at an exercise price of $4.00 per share. The warrants, which expired in June 2013, were recorded at their estimated fair value on the date of issuance of approximately $4.1 million. On March 28, 2005, in connection with the issuance of additional Series A Redeemable Preferred Stock, we issued additional Series A detachable warrants to DLJ Merchant Banking to purchase 2,500,000 shares of common stock at an exercise price of $4.00 per share and Series B warrants to purchase 500,000 shares of common stock at an exercise price of $0.01 per share. These warrants, which expired in June 2013, were recorded at their estimated fair value on the date of issuance of approximately $2.4 million and $1.1 million, respectively. On September 1, 2005, in connection with the issuance of additional Series A Redeemable Preferred Stock, we issued additional Series A detachable warrants to DLJ Merchant Banking to purchase 1,250,000 shares of common stock at an exercise price of $4.00 per share and additional Series B warrants to purchase 250,000 shares of common stock at an exercise price of $0.01 per share. These warrants, which expired in June 2013, were recorded at their estimated fair value on the date of issuance of approximately $1.1 million and approximately $0.6 million, respectively. In addition, in connection with the payment of paid-in-kind dividends on our Series A Redeemable Preferred Stock, we issued additional Series A detachable warrants to DLJ Merchant Banking to purchase an aggregate 834,025 shares of common stock at an exercise price of $4.00 per share. On November 18, 2005, DLJ Merchant Banking exercised all of its Series B warrants to purchase 30,000 shares (pre-split; 750,000 shares post-split) of common stock at an exercise price of $0.01 per share. As of December 31, 2005 and March 31, 2006, there were Series A warrants outstanding to purchase an aggregate of 10,530,725 and 10,834,025 shares of common stock, respectively, with an exercise price of $4.00 per share. However, immediately prior to the initial closing of our private placement, DLJ Merchant Banking exchanged all of its outstanding warrants for

6,894,380 shares of our common stock in a tax-free reorganization based on the private placement price of $11.00 per share.

        Options.    Please see "Certain Relationships and Related Party Transactions—Transactions with Our Founders—Transactions with Carrizo and U.S. Energy" for information regarding the issuance of options to non-management stockholders.

  Contractual Obligations

        The following table summarizes by period our contractual obligations as of December 31, 2005:

	Total	2006	2007-2008	2009-2010	Thereafter
	(in thousands)
Notes payable in connection with the mortgage	$828	$21	$45	$39	$723
Capital lease obligations	98	98	—	—	—
Asset retirement obligation	1,277	—	286	485	506
Non-current production and property taxes	1,005	—	1,005	—	—
Commodity derivatives obligations	3,842	2,901	941	—	—

Total	$7,050	$3,020	$2,277	$524	$1,229

Quantitative and Qualitative Disclosures About Market Risk

        The primary objective of the following information is to provide forward-looking quantitative and qualitative information about our potential exposure to market risk. The term "market risk" refers to the risk of loss arising from adverse changes in natural gas prices. This forward-looking information provides indicators of how we view and manage our ongoing market risk exposure. All of our market risk sensitive instruments were entered into for purposes other than speculative trading.

  Commodity Price Risk

        Our major market risk exposure is in the pricing applicable to our natural gas production. The prices we receive for our production depend on many factors beyond our control. We seek to reduce our exposure to unfavorable changes in natural gas prices, which are subject to significant and often volatile fluctuation, through the use of fixed-price contracts. The fixed-price contracts are comprised of energy swaps and collars. These contracts allow us to predict with greater certainty the effective natural gas prices to be received for hedged production and benefit operating cash flows and earnings when market prices are less than the fixed prices provided by the contracts. However, we will not benefit from market prices that are higher than the fixed prices in the contracts for hedged production. Collar structures provide for participation in price increases and decreases to the extent of the ceiling prices and floors provided in those contracts.

        The following table summarizes the estimated volumes, fixed prices, fixed price sales and fair value attributable to the fixed price contracts as of December 31, 2005. We have no hedged volumes beyond 2007.

	Year Ending December 31, 2006	Year Ending December 31, 2007
	(Unaudited)
Natural Gas Collars:
Contract volumes (MMBtu):
Floor	1,208,500	273,000
Ceiling	1,208,500	273,000
Weighted-average fixed price per MMBtu(1):
Floor	$5.90	$5.00
Ceiling	$6.68	$5.20
Fixed-price sales(2)	$6.68	$5.20
Fair value, net (thousands)(3)	$(2,901)	$(941)
Total Natural Gas Contracts:
Contract volumes (MMBtu)	1,208,500	273,000
Weighted-average fixed price per MMBtu(1)	$6.68	$5.20
Fixed-price sales(2)	$6.68	$5.20
Fair value, net (thousands)(3)	$(2,901)	$(941)

(1)
Volumes hedged using the CIG Index Price published in the first issue of Inside FERC's Gas Market Report for each calendar month of the derivative transaction.

(2)
Assumes ceiling prices for natural gas collar volumes.

(3)
Fair value based on CIG Index Price in effect for each month as of December 31, 2005.

BUSINESS

Overview

        We are an independent energy company engaged in the acquisition, exploration and development of domestic onshore natural gas reserves. We currently focus our efforts on the development of coalbed methane properties located in the Rocky Mountain region. We have assembled a large, predominantly undeveloped CBM leasehold position, which we believe positions us for significant long-term growth in production and proved reserves. In addition, we own over 99% of the rights to develop conventional and unconventional oil and gas in zones below our existing CBM reserves. Substantially all our undeveloped acreage is located on the northern end of the Powder River Basin in northeastern Wyoming and southern Montana; however, we also have recently acquired CBM acreage in the Green River Basin in southern Wyoming.

        We are one of the largest holders of CBM acreage in the Powder River Basin. As of December 31, 2005, we owned natural gas and oil leasehold interests in approximately 418,000 gross (272,000 net) acres, approximately 96% of which are undeveloped. In addition, our acquisition in the Green River Basin added approximately 30,000 gross (29,000 net) acres, none of which are developed. As of December 31, 2005, we had identified approximately 5,000 CBM drilling locations on our existing acreage, primarily on 80-acre well spacing, targeting an average of three coal seams per location. As of December 31, 2005, we had estimated net proved reserves of 27 Bcf, with a PV-10 value of $58.5 million. Our estimated net proved reserves are located on approximately 4% of our net acreage. Based on our drilling results to date, analysis of core samples and third-party results in adjacent areas, we believe that our remaining undeveloped CBM acreage in the Powder River Basin has substantial commercial potential. None of our acreage or producing wells are associated with coal mining operations.

        As of December 31, 2005, we owned interests in 404 gross (203 net) producing wells, and we currently operate 100% of these wells. During 2005 we drilled 137 gross (66 net) wells and produced an average of 6.0 MMcf per day net to our interest. We exited the year producing 7.4 MMcf per day net to our interest. We incurred capital expenditures for drilling and completion of $10.1 million in 2005. For 2006, we currently have a total capital expenditure budget (excluding future acquisitions) of approximately $36.3 million to drill and complete 444 gross (323 net) wells and to construct related infrastructure. Our current 2006 capital expenditure budget includes $6.1 million in development costs related to the Green River Basin assets, which we acquired from Kennedy Oil in April 2006, and $1.0 million related to leasehold and geological costs.

Powder River Basin and Green River Basin CBM Projects

  Powder River Basin

        During the period from formation in June 2003 to December 31, 2005, we completed over 99% of the 383 gross (187 net) CBM wells we drilled in the Powder River Basin. Our acreage position on the northern end of the Powder River Basin is generally contiguous, providing us with critical mass and the ability to execute large-scale development projects in our operating areas.

        Our Powder River Basin properties are located in Wyoming and Montana.

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  Wyoming. Our principal Wyoming properties are located in two distinct project areas: Recluse and Cabin Creek. All of our natural gas production to date has come from the Recluse area. As of December 31, 2005, we held approximately 96,000 gross (53,000 net) acres in Wyoming for prospective CBM development. We operate in excess of 98% of this acreage. We have 444 approved drilling permits for our Wyoming properties and are in the process of applying for an additional 354 drilling permits which we expect to be approved during 2006. We anticipate drilling 182 gross (114 net) wells on our Wyoming properties in 2006.

  •
  Montana. Our Montana properties are located in four project areas: Kirby, Deer Creek, Bear Creek and Bradshaw. As of December 31, 2005, we held approximately 321,000 gross (219,000 net) acres in Montana for prospective CBM development and we currently operate 100% of this acreage. We have begun active development in both the Deer Creek and Kirby areas, and in 2005, we drilled 34 wells. We have 227 approved drilling permits for our Montana properties, of which 164 remain to be drilled. We are in the process of applying for an additional 1,252 drilling permits which we expect to be approved during 2006 and 2007. Of these additional permits, 498 are on fee and state land and 754 are on federal land. We anticipate drilling 239 gross (186 net) wells on our Montana properties in 2006.

  Green River Basin

        On April 20, 2006, we purchased undeveloped natural gas properties, including related interests and assets, located in the Green River Basin of Wyoming from Kennedy Oil for an aggregate purchase price of approximately $27.0 million in cash. Our Green River Basin property is located in the northeast area of Sweetwater County, Wyoming. The property consists of approximately 30,000 gross (29,000 net) undeveloped acres for prospective CBM development in the Fort Union formation. We operate 100% of this acreage. As part of the acquisition, we also acquired 20 shut-in wells and 23 approved drilling permits. In 2006, we anticipate drilling and completing 5 gross (5 net) wells and completing 18 gross (18 net) previously-drilled wells. We have identified 159 drilling locations, based on 160-acre spacing, in excess of the wells already covered by our 2006 drilling plans. Please see "Summary—Recent Developments—Acquisition of Assets in the Green River Basin of Wyoming" for further information regarding this acquisition.

Summary of Powder River Basin Properties and 2006 Capital Budget

	Producing Wells as of December 31, 2005		2006 Capital Budget(1)			Estimated Potential Drilling Locations (Approximate)
			Gross Wells	Net Wells	Capital Expenditures		Estimated Total Net Acres (Approximate)
	Gross	Net
	(in millions)
Recluse	395	198	72	34	$2.9	400	17,000
Cabin Creek	0	0	110	80	7.4	500	31,000
Kirby	9	5	92	52	5.0	1,650	49,000
Deer Creek	0	0	104	91	9.3	700	47,000
Bear Creek	0	0	1	1	0.1	700	52,000
Bradshaw	0	0	42	42	4.5	1,000	71,000
Other	0	0	0	0	0.0	50	5,000

Total	404	203	421	300	$29.2	5,000	272,000

(1)
Excludes capital for pending and future acquisitions, $6.1 million in development costs related to our Green River Basin assets, which we acquired from Kennedy Oil, and $1.0 million related to leasehold and geological costs.

Strategy

        The principal elements of our business strategy are designed to generate growth in natural gas reserves, production volumes and cash flows at an attractive return on invested capital. We seek to achieve these goals through the application of the following strategies:

  •
  Accelerating the development of our acreage position by increasing the level of our drilling activity;

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  Maintaining operational control over our assets in order to control the costs and timing of our exploration, development and production activities;

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  Constructing and maintaining control over our low-pressure gas gathering systems that collect and transport our production;

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  Maintaining a low-cost and efficient operating environment by exploiting the economies of scale that arise from developing our large contiguous acreage position;

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  Proactively managing legal, regulatory and environmental issues to ensure the efficient and timely development of our asset base;

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  Pursuing selective acquisitions that add attractive exploitation and development opportunities and also enhance the critical mass of our asset base;

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  Pursuing selective acquisition opportunities that would allow us to apply our CBM development expertise in other areas in the Rocky Mountain region; and

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  Exploring the potential of the deeper lease rights below the coal seams on our existing acreage position.

Competitive Strengths

        We have a number of strengths that we believe will help us successfully implement our strategy.

  •
  Experienced Management Team. Our key personnel have significant experience managing CBM operations, particularly in the Powder River Basin. Our management team has an average of 19 years of experience in acquiring, developing and operating oil and gas properties, primarily in the Rocky Mountain region.

  •
  Significant Reserve Potential. According to the U.S. Department of Energy 2002 Powder River Basin Coalbed Methane Development and Produced Water Management Study, the Powder River Basin has an estimated 61 Tcf of CBM in place, of which 39 Tcf is estimated as recoverable. There are an estimated 12 Tcf of recoverable CBM reserves in the Montana portion of the Powder River Basin. We hold a significant portion of the acreage that is prospective for CBM development in the Montana portion of the Powder River Basin.

  •
  Low Geological Risk. The coal seams in the Powder River Basin that we target have been extensively mapped as a result of a variety of natural resource development that has occurred in the region. Industry data from over 23,500 wellbores drilled through the Fort Union formation allows us to determine the aerial extent, thickness, gas saturation, formation pressure and relative permeability of the coal seams we target for development, which reduces our dry hole risk.

  •
  Low Development Risk and Predictable Results. We have completed over 99% of the 383 gross CBM wells that we have drilled on our acreage. Our overall drilling program is relatively predictable on an average well basis in terms of recoverable reserves, production rates and decline curves, which results in lower development risk.

  •
  Large, Contiguous Acreage Position. Our acreage position of approximately 418,000 gross (272,000 net) acres is one of the largest contiguous acreage positions in the Powder River Basin. Our leases are in large blocks, generally along the Wyoming and Montana border, adjacent to newly established areas of development activities. We believe the contiguous nature of our properties gives us the necessary critical mass to better manage operating and development costs and surface issues, obtain pipeline access and execute our plan of development.

  •
  Extensive Inventory of Drilling Locations. Our net acreage position is only 4% developed. As of December 31, 2005, we had identified approximately 5,000 CBM drilling locations on our existing acreage, primarily on 80-acre spacing, targeting an average of three coal seams per location.

  •
  Large Inventory of Drilling Permits. We currently have 444 approved drilling permits for our Wyoming acreage and are in the process of applying for an additional 354 permits in Wyoming, which we expect to be approved during 2006. We currently have three plans of development approved for our Montana acreage, allowing us to drill 227 wells, and are in the process of applying for an additional 1,252 permits. We believe that in the near future, we will have sufficient permits to support at least two years of our planned drilling activity.

  •
  Technological Innovation. Our drilling, completion and production practices utilize technological advances in cementing, multiple zone completions and programmable submersible pumps. We have developed drilling and cementing techniques that minimize the damage to coal zones, preserve the potential of coals behind pipe and reduce cementing costs. Multiple zone completions allow for the successful perforation of multiple zones which reduces costs and gives us the ability to sustain production from coals less than ten feet in thickness. Programmable submersible pumps and telemetry allow us to implement aggressive production management programs on our wells and projects.

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  Attractive Cost Structure. We believe our cost structure is attractive due to the low geological risk, high completion rates, shallow drilling depths and low-cost completions, including multiple zone completions, associated with developing our CBM acreage position. We expect that our unit cost structure will benefit from economies of scale as we grow, our maintaining high operatorship of our reserves and production, and our continuing cost management initiatives.

  •
  Control of Low-Pressure Gas Gathering Infrastructure. We own and operate approximately 200 miles of low-pressure gas gathering pipelines that collect and transport our production in the Recluse area of Wyoming. We intend to construct, own and operate the additional low-pressure gas gathering system assets required to fully develop our acreage position.

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  Marketing Flexibility. Production from our acreage has access to several regional and interstate pipelines, providing sufficient takeaway capacity from our operating region and access to major gas demand centers in the United States.

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  Local Presence. We are headquartered in Sheridan, Wyoming, which is the center of our project areas in the Powder River Basin. Our local presence gives us insight into the issues associated with Powder River Basin CBM development and the ability to quickly and effectively communicate with landowners, mineral owners and regulatory agencies.

Our History

        We were formed as a Delaware corporation in June 2003 by funds affiliated with DLJ Merchant Banking and subsidiaries of Carrizo and U.S. Energy. Carrizo and U.S. Energy contributed oil and gas reserves and leasehold interests in approximately 81,000 gross (40,000 net) acres in exchange for shares of our common stock and options to purchase shares of our common stock. DLJ Merchant Banking completed several cash investments in us in exchange for shares of our common stock, Series A Redeemable Preferred Stock, and warrants to purchase additional shares of our common stock, and has been instrumental in providing capital to drive our growth. Immediately prior to the initial closing of our private placement, DLJ Merchant Banking exchanged all of its warrants for 6,894,380 shares of common stock in a tax-free reorganization and each of Carrizo and U.S. Energy entered into a cashless exercise of all of its options for 584,102 shares of common stock, in each case based on the private placement price of $11.00 per share. Following the initial closing of our private placement, we redeemed all of the outstanding shares of Series A Redeemable Preferred Stock held by DLJ Merchant Banking with a portion of the proceeds we received in the private placement. In addition, following the final closing of our private placement, we used a portion of the proceeds we received in the private placement to repurchase an aggregate of 1,587,598 shares of common stock from DLJ Merchant Banking at a price per share equal to the private placement price of $11.00 per share less the initial purchaser's discount and placement fee. Following the private placement and as of May 1, 2006, DLJ Merchant Banking, Carrizo and U.S. Energy beneficially owned approximately 29.1%, 9.8% and 9.8%, respectively, of our outstanding common stock.

        During the period from our formation in June 2003 to December 31, 2005, we acquired leasehold interests covering approximately 337,000 gross (232,000 net) acres in the Powder River Basin, primarily from two significant acquisitions.

  •
  In June 2003, we acquired approximately 57,000 gross (22,000 net) acres along with 210 gross (96 net) producing wells and shut-in wells in Wyoming from Gastar Exploration, Ltd. and certain of its affiliates.

  •
  In March 2005, we acquired approximately 223,000 gross (196,000 net) undeveloped acres for prospective CBM development in Montana and Wyoming from a subsidiary of Marathon Oil Corporation.

2006 Capital Expenditure Plan

        For 2006, we currently have a total capital expenditure budget (excluding future acquisitions) of approximately $36.3 million to drill and complete 444 gross (323 net) wells and to construct related infrastructure. Our current 2006 capital expenditure budget includes $6.1 million in development costs related to the Green River Basin assets, which we acquired from Kennedy Oil, and $1.0 million related to leasehold and geological costs.

Overview of the CBM Industry and the Powder River Basin

        CBM is natural gas that is trapped within buried coal and is stored, or adsorbed, onto the internal surfaces of the coal. Geologists have long known that coal was the source for natural gas found in many conventional accumulations, but coalbeds were not targeted for production due to high water content and minimal natural gas production. Following a West Virginia mine explosion in 1968, the U.S. Bureau of Mines began to examine ways of removing methane from coal prior to mining. The Bureau of Mines demonstrated that CBM can be produced when large volumes of water are pumped from a coal seam. In a process known as dewatering or depressuring, a submersible pump is set below the coal seam, and the water column is pumped down, reducing the pressure in the coals. As pressure within the coalbed formation is reduced, CBM is released through a process called desorption. CBM then moves into naturally occurring cracks, or cleats, in the coal, and then to the production wells. Cleats are natural fractures which have formed in the coals, usually as a result of the coalification process and geological stresses. Because the cleats are generally filled with water, the static water level above the coal must be reduced, which then lowers the reservoir pressure allowing desorption to occur. Thus, unlike producing from a conventional natural gas reservoir, reservoir pressure in a coalbed formation must generally be reduced to allow for production of CBM. Because of the necessity to remove water and reduce the pressure within the coal seam, CBM, unlike conventional hydrocarbons, often will not show immediately on initial production testing. Coalbed formations typically require extensive dewatering and depressuring before desorption can occur and the methane begins to flow at commercial rates.

        In the past 20 years, CBM in the United States has evolved into a major component of the United States natural gas production. According to the National Energy Technology Laboratory, CBM provides approximately 8% of daily natural gas production in the United States. The Rocky Mountain region, due to its immense coal reserve base, is a significant source of United States CBM production, and there are more than 17,000 CBM wells in the Powder River Basin, according to the U.S. Department of Energy. The primary CBM basins include the San Juan, Green River, Raton, Powder River and Uinta Basins in the western United States.

        According to the U.S. Geological Survey, there are an estimated 700 Tcf of potential coalbed methane reserves in place that have not yet been developed in the lower 48 states. CBM production is expected to increase substantially due to the economic viability of the resources and the tremendous reserve potential of the numerous, virtually undeveloped U.S. coal basins. Within the Rocky Mountain region, the Powder River Basin has become a major CBM producing basin. According to the U.S. Department of Energy 2002 Powder Basin Coalbed Methane Development and Produced Water Management Study, the Powder River Basin has an estimated 61 Tcf of CBM in place, of which 39 Tcf is estimated as recoverable. Of this 39 Tcf, 12 Tcf of recoverable CBM reserves are attributable to the Montana portion of the basin and 27 Tcf are attributable to the Wyoming portion. Approximately 0.94 Bcf of CBM is currently produced from the Powder River Basin per day.

        The Powder River Basin is an asymmetrical structure and sedimentary basin bounded by the Bighorn and Black Hills uplift and the Casper Arch. The Paleocene Fort Union formation crops out along the basin margin and is overlain by the Eocene Wasatch formation in the central and western part of the basin. The Wasatch and Fort Union formations contain numerous coalbeds, some of which approach 250 feet in total thickness. The Fort Union formation is divided, in ascending stratigraphic order, into the Tullock, Lebo, and Tongue River members, with the majority of coal and CBM production being produced from the Tongue River member.

        The majority of Powder River Basin CBM reserves are found in the Fort Union formation. Extensive drilling in the Fort Union formation (over 25,000 drilled well bores) has provided supporting data indicating that this formation contains numerous coalbeds which are generally continuous, extremely permeable and are relatively shallow (less than 1,000 feet deep) and low in rank (geologic maturity) compared to other coals in the Rocky Mountains. This information significantly reduces our dry hole risk.

Drilling and Production

        CBM wells in the Powder River Basin are drilled with small truck mounted water well rigs and are drilled and completed using two basic completion techniques. The first and most common drilling technique is open hole completion. The well is drilled to the top of the target coal seam and production casing is set and cemented back to the surface. The coal seam is then drilled out and under-reamed to open up more coal face to production. The second completion technique is to drill through the base of the target coal and then set casing and cement to the surface. The well is then completed by perforating the casing at the target coal. In both completion techniques, the borehole and coal face is then cleaned out and flushed by pumping approximately 600 barrels of formation water at high rates into the coal face. Once the well is completed, a submersible pump is run into the well on production tubing to pump the water from the coal seam. After the coal is depressurized, gas flows up the casing to the wellhead. At the wellhead, the gas and water are metered. The gas then flows to a central compressor station where it is compressed into a high-pressure pipeline. The water is sent through an underground pipeline for beneficial use or disposal. CBM production must be continuous to ensure a constant low-pressure gas flow and to sustain a commercially viable operation. We have developed specific drilling, cementing and completion technology that we have adapted to the rank, depth and thickness of the coals found in all of our operating areas.

        Conventional gas wells are typically 8,000 to 20,000 feet deep and initially produce large volumes of gas relative to water. Natural gas normally does not require assistance to move to the surface, and over time, gas production declines and water production may increase. In contrast, CBM wells generally range from 300 to 4,000 feet. In the early stages of CBM production, large quantities of water and low quantities of gas are produced. Water production is initiated to lower the downhole pressure which allows the methane to release from the coal. The water volumes eventually decline and gas quantities begin to rise. In most cases, assistance to bring the gas to surface is not needed for the final period of production.

Water Production and Management

        Water production and disposal is a key issue in CBM development. CBM-produced water in Wyoming and Montana must have a beneficial use, which is generally defined as using the water for agricultural, irrigation, commercial, domestic, industrial, municipal, mining, hydropower production, recreational, stockwatering and fisheries, wildlife and wetlands maintenance purposes or dust suppression. Currently, the management of CBM-produced water depends on the quality of the produced water. The water produced in CBM operations can vary from very high quality (meeting state and federal drinking standards) to very low quality (having a very high concentration of dissolved solids, making it unsuitable for reuse). Testing of the produced water determines the disposal method.

        Produced water is handled by utilizing one or several of the following regulatory approved methods:

  •
  surface discharge;

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  containment in reservoirs;

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  irrigation of surface lands;

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  injection to shallow sand formations;

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  enhanced evaporation systems;

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  treatment through ion exchange or reverse osmosis; and/or

  •
  sub-surface irrigation.

        We include water gathering and water disposal costs in our hook-up, infrastructure and water management cost estimate of $35,000 per well.

Recovery Characteristics

        The primary variables that affect recovery of CBM are coal thickness, gas content and permeability. Coal thickness refers to the actual thickness of the coal layer and is used to estimate how many tons of coal underlie a section of land. The estimate of the number of tons per section is multiplied by the estimated gas content of such lands to estimate the gas in place for the section. Gas content in coal is measured in terms of standard cubic feet per ton. Sufficient coal permeability is a prerequisite for economic gas flow rates because gas and water must be able to flow to the wellbore. Most gas and water flow through the cleats and other fractures in the coal. Cleat spacing is influenced by a variety of factors and greatly affects permeability.

Operations

CBM Development, Projects and Operations

        Our properties in the Powder River Basin are primarily located in northeastern Wyoming and southern Montana and are generally contiguous, providing us with critical mass and the ability to execute large scale development projects in our operating areas. As of December 31, 2005, we owned leasehold interests in approximately 418,000 gross (272,000 net) acres in the Powder River Basin, 99%

of which we operate. Of this acreage, approximately 402,000 gross (264,000 net) acres were undeveloped as of December 31, 2005.

        During the period from our formation in June 2003 to December 31, 2005, we completed over 99% of the 383 gross (187 net) CMB wells we drilled in the Powder River Basin. For the 12 months ended December 31, 2005, we drilled 137 gross (66 net) wells and connected 93 wells to our low-pressure gathering system. As of December 31, 2005, we were producing natural gas from approximately 404 gross (203 net) CBM wells at a net rate of 7.4 MMcf per day measured at the wellhead. Capital expenditures for the 12 months ended December 31, 2005 were approximately $10.1 million for development of wells and pipeline infrastructure.

        We intend to drill and complete 444 gross (323 net) wells during 2006 and plan to drill and complete approximately 1,400 wells through 2008. We have also identified approximately 5,000 drilling locations on our existing acreage, primarily on 80-acre well spacing, targeting an average of three coal seams per location. The coal seams that we target include the Canyon, Cook, Wall, Pawnee and Flowers-Goodale (the Roberts equivalent) which are found at depths ranging from 200 to 1,500 feet. Each coal seam is approximately 15 to 60 feet thick. Netherland, Sewell & Associates, Inc. has identified over 16,000 economic wells assuming one coal seam per well. We expect that many of our wells will be completed to more than one coal seam.

        We believe that we have the necessary expertise, manpower, capital resources and drilling rigs and other equipment capabilities required to carry out our development plans. Our management believes that value will be created if the drilling program continues to be successful in converting undeveloped acreage into proven natural gas reserves. Most of this development drilling is in areas of known natural gas reserves and involves much lower risk than the exploratory type of drilling that is required when searching for new natural gas reserves. Our typical new well has added value amounting to several times our approximate $68,000 historical cost for drilling and completing a well in the Powder River Basin.

  Wyoming—Powder River Basin

        Our principal properties in Wyoming are located in two distinct project areas: Recluse and Cabin Creek. All of our natural gas production to date has come primarily from the Recluse area. As of December 31, 2005, we held approximately 96,000 gross (53,000 net) acres in Wyoming for prospective CBM development. We operate in excess of 98% of this acreage.

        Approximately 54% of our gross acreage in Wyoming is on U.S. federal land, and is subject to additional regulations not applicable to state or fee leases. Permitting new wells in Wyoming on federal land involves submitting a plan of development, or POD, to the Wyoming division of the United States Bureau of Land Management, or Wyoming BLM, and is subject to an environmental assessment and a review period. Typically, it takes three to six months to complete the permitting process and receive approval from the Wyoming BLM. Permitting new wells on state and fee land requires approval from the Wyoming Oil and Gas Conservation Commission and the approval process typically takes 30 to 60 days.

        We have 444 approved drilling permits for our Wyoming properties and are in the process of applying for an additional 354 drilling permits, which we expect to be approved during 2006. We anticipate drilling 182 gross (114 net) wells on our Wyoming properties in 2006. Set forth below is a summary of each of our Wyoming project areas.

  •
  Recluse—Recluse is located on the northern end of the prolific Gillette Fairway, where a majority of Powder River Basin CBM has been produced to date. As of December 31, 2005, we held approximately 48,000 gross (17,000 net) acres in the Recluse area, of which approximately 60% is developed. As of December 31, 2005, we were producing approximately 17.8 gross

    (7.4 net) MMcf per day from over 400 wells in this area. We have also identified over 400 additional potential drilling locations. Our gas is gathered in over 200 miles of low-pressure gathering systems which we installed and own. As of December 31, 2005, we had approximately 23 Bcf of net proved reserves in the Recluse area. We plan to drill 72 gross (34 net) wells in Recluse in 2006.

  •
  Cabin Creek—Our Cabin Creek project is located on the northern border of Wyoming adjacent to St. Mary's prolific Hanging Woman project to the west. As of December 31, 2005, we held approximately 41,000 gross (31,000 net) undeveloped acres and operated approximately 95% of these properties. Through December 31, 2005, we drilled 10 wells and have participated in 2 wells being drilled by Nance Petroleum, a wholly owned subsidiary of St. Mary Land and Exploration. We entered into an agreement with Nance Petroleum to trade operations, whereby we operate wells in certain areas where they have small, stranded acreage positions and they operate in areas where we have similar positions. As of December 31, 2005, we had approximately 4 Bcf of net proved reserves in the Cabin Creek area. We have identified 500 potential drilling locations and plan to drill 110 gross (80 net) wells in 2006.

  •
  Other—As of December 31, 2005, we held approximately 7,000 gross (5,000 net) acres in three non-core project areas in Wyoming. We operate approximately 77 gross (55 net) wells in these areas. The wells are either shut-in or in various stages of the dewatering process. We are currently evaluating future development opportunities in these project areas.

  Montana—Powder River Basin

        Our properties in Montana are located in four project areas: Kirby, Deer Creek, Bear Creek and Bradshaw. As of December 31, 2005, we held approximately 321,000 gross (219,000 net) acres in Montana for prospective CBM development and we currently operate 100% of this acreage. We have begun active development in both the Deer Creek and Kirby projects, and in 2005, we drilled 34 wells.

        Because CBM development in Montana is still in its early stages, the permitting process is not as streamlined in Montana as it is in Wyoming. Permitting new wells in Montana on federal land involves submitting a POD, which typically covers 200 to 300 wells, to the Montana division of the United States Bureau of Land Management, or Montana BLM, and is subject to an environmental assessment and a review period. Permitting new wells on state and fee land involves submitting a POD, which typically covers 200 to 300 wells, to the Montana Oil and Gas Conservation Commission, and is also subject to an environmental assessment and a review period. Although the Montana BLM is still processing federal permit applications, it is currently subject to an injunction which prohibits it from approving any CBM drilling permits on federal lands in the Montana portion of the Powder River Basin. However, fee and state permits are unaffected by the injunction and any federal permits issued prior to the injunction may continue to be developed. Approximately 59% of our gross acreage in Montana is on U.S. federal land. Prior to the issuance of the injunction, the permit approval process for federal lands typically took about a year. The permit approval process for fee and state lands typically takes three to six months. Please see "—Regulations—Permitting Issues for Federal Lands" for further discussion of the Montana federal permitting process and injunction.

        We have a total of 227 approved drilling permits for our Montana properties, of which 164 remain to be drilled. We are in the process of applying for an additional 1,252 drilling permits, 754 of which are on federal lands and 498 of which are on state or fee lands. We expect these permits to be approved during 2006 and 2007. We anticipate drilling 239 gross (186 net) wells on our Montana properties in 2006. Set forth below is a summary of each of our Powder River Basin project areas in Montana.

  •
  Kirby—Kirby was acquired at the time of our initial formation in 2003. As of December 31, 2005, we held approximately 130,000 gross (49,000 net) acres in our Kirby project area. Kirby is located adjacent to and just north of Fidelity Exploration and Development Company's project area, which is north of J. M. Huber's project area in Wyoming. For the year ended December 31, 2005, Fidelity produced an average of 50 MMcf per day from this project area. As of December 31, 2005, we had drilled 17 wells in our Coal Creek pilot program in the Kirby area at depths between 500 and 1,200 feet in the Wall and Flowers-Goodale coals. We have completed and commenced dewatering on all of these wells, and we expect commercial gas production in 2006. We plan to transport our Kirby gas production through the Bitter Creek Pipeline, which is within six miles of Kirby and already has compression in place. We plan to target up to six distinct coal seams in the Kirby area.

    As of December 31, 2005, we had no proved reserves in Kirby. We have identified 1,650 potential drilling locations and plan to drill 92 gross (52 net) wells in 2006. All of our leases in Kirby are on fee and state lands.

  •
  Deer Creek—As of December 31, 2005, we held approximately 57,000 gross (47,000 net) acres in our Deer Creek project area, which is located adjacent to St. Mary's Hanging Woman project to the south and Fidelity's CX Ranch Field to the west. Extensive drilling activity has occurred in both areas to date. We acquired this acreage as part of the acquisition of properties from Marathon Oil Corp. in March 2005 and operate 100% of the acreage. We began development in 2005 in the Dietz POD which is located just to the southeast of Kirby. To date, we have drilled 17 wells in the Dietz POD, targeting eight distinct coal seams. We plan to transport our Deer Creek gas production through the recently-completed Bitter Creek Pipeline.

    As of December 31, 2005, we had no proved reserves in Deer Creek. We have identified 700 potential drilling locations and plan to drill 104 gross (91 net) wells in 2006. Approximately 71% of our gross acreage in Deer Creek is on U.S. federal land.

  •
  Bear Creek—As of December 31, 2005, we held approximately 57,000 gross (52,000 net) acres in our Bear Creek project area, which is located adjacent to and just north of our Cabin Creek project area in Wyoming and northeast of St. Mary's Hanging Woman project. We operate all of our acreage in Bear Creek, which was acquired from Marathon Oil Corp. in March 2005. We plan to begin a pilot program in Bear Creek at the end of 2006, targeting drilling to eight distinct coal seams, which have significant gas potential based on recent core samples.

    As of December 31, 2005, we had no proved reserves established in Bear Creek. We have identified 700 potential drilling locations and plan to begin active development in 2007. Approximately 87% of our gross acreage in Bear Creek is on U.S. federal land, and we currently have no drilling permits in hand for Bear Creek.

  •
  Bradshaw—Our Bradshaw project area is located to the northeast of our Cabin Creek project area in Wyoming. As of December 31, 2005, we held approximately 78,000 gross (71,000 net) acres in Bradshaw and operated all of the acreage. We have drilled 17 wells in this area with significant gas shows. We plan to begin a pilot program in Bradshaw at the end of 2006, targeting eight distinct coal seams.

    As of December 31, 2005, we had no proved reserves established in Bradshaw. We have identified 1,000 potential drilling locations and plan to begin active development in 2007. Approximately 83% of our gross acreage in Bradshaw is on U.S. federal land, and we currently have no drilling permits in hand for Bradshaw.

  Wyoming—Green River Basin

        On April 20, 2006, we purchased undeveloped natural gas properties, including related interests and assets, located in the Green River Basin of Wyoming from Kennedy Oil. The acquisition included approximately 30,000 gross (29,000 net) undeveloped acres for prospective CBM development in the

Fort Union Big Red Coal formation. We operate 100% of this acreage. As part of the acquisition, we also acquired 20 shut-in wells and 23 approved drilling permits. In 2006, we anticipate drilling and completing 5 gross (5 net) wells and completing 18 gross (18 net) previously-drilled wells. We have identified 159 drilling locations, based on 160-acre spacing, in excess of the wells already covered by our 2006 drilling plans. Please see "Summary—Recent Developments—Acquisition of Assets in the Green River Basin of Wyoming" for further information regarding this acquisition.

Exploration & Production Activities

  Producing Wells and Acreage

        The following table sets forth certain information regarding our ownership of productive wells and total acreage as of December 31, 2005, 2004, and 2003 and June 23, 2003. For purposes of this table, productive wells are wells in production, wells capable of production and new wells in the completion process.

			Approximate Leasehold Acreage
	Productive Wells
			Developed		Undeveloped		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
June 23, 2003	81	48	3,240	2,320	135,760	60,680	139,000	63,000
December 31, 2003	149	87	5,960	3,480	133,040	59,520	139,000	63,000
December 31, 2004	312	165	12,480	6,600	181,520	69,400	194,000	76,000
December 31, 2005	404	203	16,160	8,120	401,840	263,880	418,000	272,000

  Lease Expirations

			Expiring Acreage
							Held by Production
	2006		2007		2008				Suspended
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Wyoming
Recluse	5,505	876	4,578	1,421	5,753	2,649	32,069	12,597	0	0
Cabin Creek	640	560	40	35	1,393	567	7,232	3,456	578	538
Montana
Bear Creek	0	0	0	0	2,045	1,849	0	0	49,536	46,903
Deer Creek	0	0	0	0	4,001	2,881	0	0	40,499	35,393
Bradshaw	0	0	0	0	0	0	0	0	61,648	61,648
Kirby	2,479	1,239	5,018	2,509	45,140	22,570	4,722	2,361	34,533	17,266

  Natural Gas Reserves

        The following table summarizes the reserve estimate and analysis of net proved reserves of natural gas as of December 31, 2005, 2004 and 2003, in accordance with SEC guidelines. The data for the periods listed was prepared by Netherland, Sewell & Associates, Inc. in Dallas, Texas. The present value of estimated future net revenues from these reserves was calculated on a non-escalated price basis discounted at 10% per year.

	As of December 31,
	2003	2004	2005
Estimated net proved reserves:
Proved developed producing (MMcf)	1,653	5,154	5,522
Proved developed non-producing (MMcf)	3,279	2,277	2,690

Total proved developed (MMcf)	4,932	7,431	8,212
Proved undeveloped (MMcf)	13,212	17,346	18,827

Total proved reserves (MMcf)	18,144	24,777	27,039

Future cash flows before income taxes (in millions)	$35.1	$49.4	$84.4
Future cash flows at PV-10 before income taxes (in millions)(1)	$24.6	$34.8	$58.5
Standardized measure (in millions)(2)	$18.7	$28.4	$43.7
Price used for proved reserve PV-10 value (CIG Index Price per Mcf as of December 31)	$5.575	$5.515	$7.715

(1)
The present value of estimated future net revenues attributable to our reserves was prepared using constant prices, as of the calculation date, discounted at 10% per year on a pre-tax basis, and was determined based on the market prices for natural gas on December 31 of each year.

(2)
The standardized measure of discounted future net cash flows represents the present value of future cash flows attributable to our proved reserves discounted at 10% after giving effect to income taxes, and as calculated in accordance with SFAS No. 69.

  Summary of Well Activity

        Our drilling, recompletion, abandonment and acquisition activities for the periods indicated are shown below:

			Year Ended December 31,
	June 23, 2003- December 31, 2003
			2004		2005
	Gross	Net	Gross	Net	Gross	Net
Wells Drilled:
Capable of Production	123.0	61.8	121.0	58.8	136.0	64.9
Dry	1.0	0.4	1.0	0.5	1.0	0.5
Wells Acquired	240.0	148.0	1.0	0.5	0.0	4.3
Wells Abandoned	5.0	2.5	2.0	1.0	0.0	0.0

Net Increase in Capable Wells	358.0	207.3	120.0	58.3	136.0	69.2

        We expect to drill and complete 444 gross (323 net) wells in 2006.

Gas Gathering, Transportation and Compression

        We have constructed and plan to continue to construct additional low-pressure gas gathering systems to transport natural gas from the wellhead to compression stations as part of the completion of a well. We use third-party services to compress and transport our natural gas to market in return for compression and transportation fees.

        We use Western Gas Resources, Inc. for compression and transportation services in our Squaw Creek area of the Recluse Prospect and Clear Creek Energy Services, LLC for compression services in the Ring of Fire area of our Recluse Prospect. We have constructed the low-pressure gathering infrastructure to the inlet of the compression facilities for both the Squaw Creek and Ring of Fire areas. Both Western Gas and Clear Creek charge a fee plus allocated fuel for compressing our gas. Western Gas transports our gas to Glenrock on the Fort Union Gas Gathering Line where we take title to the gas and have the ability to sell the gas to a third party purchaser or to Western Gas. Clear Creek delivers our gas to us at the outlet of their compression facilities where we have the ability to sell the gas to a third party purchaser. Gas at the tailgate of Clear Creek's compression facility can move north on Grasslands Pipeline or south on Thunder Creek Gas Gathering System.

        We have entered into a low-pressure gas gathering agreement and a high-pressure gathering and compression agreement with Bitter Creek Pipelines, LLC for the Kirby and Deer Creek prospects. Under the low-pressure gas gathering agreement, Bitter Creek has agreed to construct a central compression site to compress a maximum daily quantity of gas for delivery into Bitter Creek's high-pressure gathering line in exchange for a gathering payment comprised of a commodity rate based on average daily volumes and monthly demand charges based on the number of compression sites and compressors. Pursuant to the high-pressure gas gathering agreement, Bitter Creek will transport a maximum daily quantity of our gas on its high-pressure line in exchange for a demand fee, gathering rate and processing service fee, as applicable. The rates under these agreements will be adjusted annually for inflation. The Bitter Creek high-pressure line will deliver our gas to the Bitter Creek Landeck Compressor Station for redelivery north into Williston Basin Interstate Pipeline Company and/or south into Thunder Creek Gas Services, LLC and any other future delivery points on the Bitter Creek system. The low-pressure gas gathering agreement has an initial term of ten years, and the high-pressure gas gathering agreement has an initial term of five years, in each case, from the effective date of the agreements, which is the date on which Bitter Creek competes its construction of the initial gas gathering system pipeline and compression facilities necessary for it to begin receipt and delivery of gas. We expect that the Bitter Creek pipeline and compression facilities will be completed in the second quarter of 2006. Each gas gathering agreement will be automatically renewable after the initial term on a month-to-month basis, unless terminated by either party upon 60 days' notice. In addition, after five years, if Bitter Creek determines that it is no longer economically feasible to provide services under the low-pressure gas gathering agreement, it may terminate the low-pressure gas gathering agreement in its sole discretion with 60 days' written notice.

        By virtue of an acreage dedication by Pennaco to Cantera Gas Holdings, LLC for the gathering and compression of gas on lands acquired by us from Pennaco, we will utilize Cantera to gather and compress our gas in the Cabin Creek Prospect. Right-of-way and construction have begun to connect this area to the Big Horn Gas Gathering Pipeline which will take us to multiple outlets.

        Natural gas in the Powder River Basin is transported to marketing hubs by three intrastate gathering pipelines, Thunder Creek Gas Gathering, Fort Union Gas Gathering and Kinder Morgan Lateral, and one interstate pipeline, Grasslands Pipeline. Current take away capacity from the Powder River Basin is 1.3 Bcf per day. Gas transported on a daily basis as of December 31, 2005 was approximately 0.9 Bcf, with remaining available capacity of approximately 0.4 Bcf, or 28% of the total take away capacity. The gas is moved to a marketing hub in southern Wyoming or western North Dakota, where multiple pipeline interconnections enable gas to move to distribution centers, primarily in the midwestern and southern United States. Additional capacity out of the Powder River Basin can be achieved by adding compression or looping lines on existing pipelines. In addition, Kinder Morgan is constructing an interstate pipeline which will be capable of transporting 2 Bcf per day out of Wyoming. This project, along with other proposed projects, should help secure take away capacity and is expected to reduce the differential between produced gas in Wyoming and the Henry Hub Index.

Marketing and Customers

        We currently have a contract with Enserco Energy Inc. to purchase the gas at the tailgate of the Clear Creek compression. Western Gas Resources, Inc. currently purchases our gas at Glenrock after the compression and transportation from our Squaw Creek area. Both Enserco Energy and Western Gas have extensive experience in gas marketing services in the Rocky Mountain region and specifically in the Powder River and surrounding gas producing basins. Our contractual arrangements with Enserco Energy and Western Gas are based on the CIG Index Price and are cancelable upon thirty and sixty days' written notice, respectively, if we determine there are more attractive purchasing arrangements in the marketplace. For 2005, Enserco Energy and Western Gas purchased 76% and 24% of our gas sold, respectively. In the event that Enserco Energy or Western Gas Resources were to experience financial difficulties or were to no longer purchase our natural gas, we could, in the short-term, experience difficulty in our marketing of natural gas, which could adversely affect our results of operations.

Hedging Activities

        We seek to reduce our exposure to unfavorable changes in natural gas prices, which are subject to significant and often volatile fluctuation, through the use of fixed-price contracts. The fixed-price contracts are comprised of energy swaps and collars. These contracts allow us to predict with greater certainty the effective natural gas prices to be received for hedged production and benefit operating cash flows and earnings when market prices are less than the fixed prices provided by the contracts. However, we will not benefit from market prices that are higher than the fixed prices in the contracts for hedged production. Collar structures provide for participation in price increases and decreases to the extent of the ceiling prices and floors provided in those contracts.

        The following table summarizes the estimated volumes, fixed prices, fixed-price sales and fair value attributable to the fixed-price contracts as of December 31, 2005. We have no hedged volumes beyond September 2007. Please see Note 8 of the notes to the audited financial statements appearing elsewhere in this prospectus.

	Year Ending December 31, 2006	Year Ending December 31, 2007
	(Unaudited)
Natural Gas Collars:
Contract volumes (MMBtu)
Floor	1,208,500	273,000
Ceiling	1,208,500	273,000
Weighted-avg fixed price per MMBtu(1):
Floor	$5.90	$5.00
Ceiling	$6.68	$5.20
Fixed-price sales(2)	$6.68	$5.20
Fair value, net (thousands)(3)	$(2,901)	$(941)
Total Natural Gas Contracts:
Contract volumes (MMBtu)	1,208,500	273,000
Weighted-avg fixed price per MMBtu(1)	$6.68	$5.20
Fixed-price sales(2)	$6.68	$5.20
Fair value, net(3)	$(2,901)	$(941)

(1)
Volumes hedged using the CIG Index Price published in the first issue of Inside FERC's Gas Market Report for each calendar month of the derivative transaction.

(2)
Assumes ceiling prices for natural gas collar volumes.

(3)
Fair value based on CIG Index Price in effect for each month as of December 31, 2005.

Competition

        We compete with a number of other potential purchasers of oil and gas leases and producing properties, many of which have greater financial resources than we do. The bidding for oil and gas leases has become particularly intense in the Powder River Basin with bidders evaluating potential acquisitions with varying product pricing parameters and other criteria that result in widely divergent bid prices. The presence of bidders willing to pay prices higher than are supported by our evaluation criteria could further limit our ability to acquire oil and gas leases. In addition, low or uncertain prices for properties can cause potential sellers to withhold or withdraw properties from the market. In this environment, we cannot guarantee that there will be a sufficient number of suitable oil and gas leases available for acquisition or that we can sell oil and gas leases or obtain financing for or participants to join in the development of prospects.

        In addition to competition for leasehold acreage in the Powder River Basin, the oil and gas exploration and production industry is intensely competitive as a whole. We compete against well-established companies that have significantly greater financial, marketing, personnel and other resources than us. This competition could have a material adverse effect on our ability to execute our business plan and our profitability.

Seasonal Nature of Business

        Generally, but not always, the demand for natural gas decreases during the summer months and increases during the winter months. Seasonal anomalies such as mild winters or hot summers sometimes lessen this fluctuation. In addition, certain natural gas users utilize natural gas storage facilities and purchase some of their anticipated winter requirements during the summer. This can also lessen seasonal demand fluctuations. Seasonal weather conditions and lease stipulations can limit our drilling and producing activities and other oil and natural gas operations in certain areas of the Rocky Mountain region. These seasonal anomalies can pose challenges for meeting our well drilling objectives and increase competition for equipment, supplies and personnel during the spring and summer months, which could lead to shortages and increase costs or delay our operations.

Employee and Labor Relations

        At May 1, 2006, we had 26 full-time employees. We believe that our relationships with our employees are good. None of our employees are covered by a collective bargaining agreement. From time to time, we use the services of independent consultants to perform various professional services, particularly in the areas of legal and regulatory services. Independent contractors often perform well drilling and production operations, including pumping, maintenance, dispatching, inspection and testing.

Regulations

        The natural gas industry is subject to regulation by federal, state and local authorities on matters such as employee health and safety, permitting, bonding and licensing requirements, air quality standards, water pollution, the treatment, storage and disposal of wastes, plant and wildlife protection, storage tanks, the reclamation of properties and plugging of oil wells after gas operations are completed, the discharge or release of materials into the environment, and the effects of gas well operations on groundwater quality and availability and on other resources.

        In addition, the possibility exists that new legislation or regulations may be adopted or new interpretations of existing laws and regulations may be issued that would have a significant impact on our operations or our customers' ability to use gas and may require us or our customers to change their operations significantly or incur substantial costs.

        Failure to comply with these laws and regulations may result in the assessment of administrative, civil and/or criminal penalties, the imposition of injunctive relief or both. Moreover, changes in any of these laws and regulations could have a material adverse effect on our business. In view of the many uncertainties with respect to current and future laws and regulations, including their applicability to us, we cannot predict the overall effect of such laws and regulations on our future operations.

        We believe that our operations comply in all material respects with applicable laws and regulations and that the existence and enforcement of such laws and regulations have no more restrictive effect on our method of operations than on other similar companies in the energy industry. We have internal procedures and policies to ensure that our operations are conducted in substantial regulatory compliance.

Environmental Regulation of Gas Operations

        Numerous governmental permits, authorizations and approvals are required for gas operations. In order to obtain such permits, authorizations and approvals, we are, or may be, required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration for or production of gas or related activities may have upon the environment. Compliance with the terms of such permits, authorizations and approvals and all other requirements imposed by such authorities may be costly and time consuming and may delay or limit commencement or continuation of exploration or production operations. Moreover, failure to comply may result in the imposition of significant fines, penalties and injunctions. Future legislation or regulations may increase and/or change the requirements for the protection of the environment, health and safety and, as a consequence, our activities may be more closely regulated. This type of legislation and regulation, as well as future interpretations of existing laws, may result in substantial increases in equipment and operating costs to us and delays, interruptions or a termination of operations, the extent of which cannot be predicted. Further, the imposition of new or revised environmental laws, regulations or requirements could include restrictions on our ability to conduct certain operations such as hydraulic fracturing or disposal of waste.

        While it is not possible to quantify the costs of compliance with all applicable federal, state and local environmental laws, those costs have been and are expected to continue to be significant. We did not make any capital expenditures for environmental control facilities for the year ended December 31, 2005. Any environmental costs are in addition to well closing costs, property restoration costs and other, significant, non-capital environmental costs, including costs incurred to obtain and maintain permits, gather and submit required data to regulatory authorities, characterize and dispose of wastes and effluents, and maintain management operational practices with regard to potential environmental liabilities. Compliance with these federal and state environmental laws has substantially increased the cost of gas production, but is, in general, a cost common to all domestic gas producers.

        The magnitude of the liability and the cost of complying with environmental laws cannot be predicted with certainty due to the lack of specific environmental, geologic, and hydrogeologic information available with respect to many sites, the potential for new or changed laws and regulations, the development of new drilling, remediation, and detection technologies and environmental controls, and the uncertainty regarding the timing of work with respect to particular sites. As a result, we may incur material liabilities or costs related to environmental matters in the future and such environmental liabilities or costs could adversely affect our results and financial condition. In addition, there can be no assurance that changes in laws or regulations would not affect the manner in which we are required to conduct our operations. Further, given the retroactive nature of certain environmental laws, we have incurred, and may in the future incur, liabilities associated with: the investigation and remediation of the release of hazardous substances, oil, natural gas, other petroleum products or other substances; environmental conditions; and damage to natural resources arising from properties and facilities currently or previously owned or operated as well as sites owned by third parties to which we sent waste materials for disposal.

        We may be subject to various generally applicable federal environmental and related laws, including the following:

  •
  the Clean Air Act;

  •
  the Federal Water Pollution Control Act/Clean Water Act;

  •
  the National Environmental Policy Act;

  •
  the Federal Land Policy and Management Act;

  •
  the Toxic Substances Control Act;

  •
  the Comprehensive Environmental Response, Compensation and Liability Act (Superfund);

  •
  the Solid Waste Disposal Act/Resource Conservation and Recovery Act;

  •
  the Emergency Planning and Community Right to Know Act; and

  •
  the Endangered Species Act;

as well as state laws of similar scope and substance in each state in which we operate.

        Regulatory requirements not directly applicable to us, but governing the ability of federal, state, or local governments to issue approvals, permits, or authorizations, or to take other actions, may also affect our operations. Such requirements include, without limitation, the National Environmental Policy Act and similar state statutory or regulatory requirements.

        These environmental laws require monitoring, reporting, permitting and/or approval of many aspects of gas operations. Both federal and state inspectors regularly inspect facilities during construction and during operations after construction. We have ongoing environmental management, compliance and permitting programs designed to assist in compliance with such environmental laws. We believe that we have obtained or are in the process of obtaining all required permits under federal and state environmental laws for our current gas operations. Further, we believe that we are in substantial compliance with such permits. However, violations of permits, failure to obtain permits or other violations of federal or state environmental laws could cause us to incur significant liability to correct such violations, to provide additional environmental controls, to obtain required permits or to pay fines which may be imposed by governmental agencies. New permit requirements and other requirements imposed under federal and state environmental laws may cause us to incur significant additional costs that could adversely affect our operating results.

        Some laws, rules and regulations relating to the protection of the environment may, in certain circumstances, impose "strict liability" for environmental contamination. Such laws render a person or company liable for environmental and natural resource damages, cleanup costs and, in the case of oil spills in certain states, consequential damages without regard to negligence or fault. Other laws, rules and regulations may require the rate of natural gas and oil production to be below the economically optimal rate or may even prohibit exploration or production activities in environmentally sensitive areas.

        In addition, state laws often require some form of remedial action such as closure of inactive pits and plugging of abandoned wells to prevent pollution from former or suspended operations. Legislation has been proposed and continues to be evaluated in Congress from time to time that would reclassify certain natural gas and oil exploration and production wastes as "hazardous wastes." This reclassification would make such wastes subject to much more stringent and expensive storage, treatment, disposal and clean up requirements. If such legislation were to be enacted, it could have a significant adverse impact on our operating costs, as well as the natural gas and oil industry in general. Initiatives to regulate further the disposal of natural gas and oil wastes are also proposed in certain states from time to time and may include initiatives at county, municipal and local government levels. These various initiatives could have a similar adverse impact on us.

        From time to time, we have been the subject of investigations, administrative proceedings and litigation by government agencies and third parties, relating to environmental matters. We may become involved in future proceedings, litigation or investigations and incur liabilities that could be materially adverse to us.

Federal Regulation of the Sale and Transportation of Gas

        Various aspects of our operations are regulated by agencies of the federal government. The Federal Energy Regulatory Commission, or FERC, regulates the transportation and sale of natural gas in interstate commerce pursuant to the Natural Gas Act of 1938 and the Natural Gas Policy Act of 1978. In the past, the federal government has regulated the prices at which gas could be sold. While "first sales" by producers of natural gas, and all sales of condensate and natural gas liquids can be made currently at uncontrolled market prices, Congress could reenact price controls in the future. Deregulation of wellhead sales in the natural gas industry began with the enactment of the Natural Gas Policy Act in 1978. In 1989, Congress enacted the Natural Gas Wellhead Decontrol Act, which removed all Natural Gas Act and Natural Gas Policy Act price and non-price controls affecting wellhead sales of natural gas effective January 1, 1993.

        We own certain natural gas in-field low-pressure pipelines that we believe meet the traditional tests which FERC has used to establish a pipeline's status as a gatherer under section 1(b) of the Natural Gas Act, 16 U.S.C. § 717(b) and are therefore not subject to FERC jurisdiction.

        Additional proposals and proceedings that might affect the gas industry are pending before Congress, FERC, the Minerals Management Service, state commissions and the courts. We cannot predict when or whether any such proposals may become effective. In the past, the natural gas industry has been heavily regulated. There is no assurance that the regulatory approach currently pursued by various agencies will continue indefinitely. Notwithstanding the foregoing, we do not anticipate that compliance with existing federal, state and local laws, rules and regulations will have a material or significantly adverse effect upon our capital expenditures, earnings or competitive position. No material portion of our business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of the federal government.

        The courts have largely affirmed the significant features of Order No. 636 and numerous related orders pertaining to the individual pipelines, although certain appeals remain pending and FERC continues to review and modify its open access regulations. In particular, FERC has reviewed its transportation regulations, including how they operate in conjunction with state proposals for retail gas marketing restructuring, whether to eliminate cost of service rates for short-term transportation, whether to allocate all short-term capacity on the basis of competitive auctions, and whether changes to its long-term transportation policies may also be appropriate to avoid a market bias toward short-term contracts. In February 2000, FERC issued Order No. 637 amending certain regulations governing interstate natural gas pipeline companies in response to the development of more competitive markets for natural gas and natural gas transportation. The goal of Order No. 637 is to "fine tune" the open access regulations implemented by Order No. 636 to accommodate subsequent changes in the market. Key provisions of Order No. 637 include:

          (1)   waiving the price ceiling for short-term capacity release transactions until September 30, 2002 (which was reversed pursuant to an order on remand issued by FERC on October 31, 2002);

          (2)   permitting value oriented peak/off peak rates to better allocate revenue responsibility between short-term and long-term markets;

          (3)   permitting term differentiated rates, in order to better allocate risks between shippers and the pipeline;

          (4)   revising the regulations related to scheduling procedures, capacity, segmentation, imbalance management, and penalties;

          (5)   retaining the right of first refusal and the five year matching cap for long-term shippers at maximum rates, but significantly narrowing the right of first refusal for customers that FERC does not deem to be captive; and

          (6)   adopting new web site reporting requirements that include daily transactional data on all firm and interruptible contracts and daily reporting of scheduled quantities at points or segments.

        The new reporting requirements became effective on September 1, 2000. FERC has also issued numerous orders confirming the sale and abandonment of natural gas gathering facilities previously owned by interstate pipelines and acknowledging that if FERC does not have jurisdiction over services provided by these facilities, then such facilities and services may be subject to regulation by state authorities in accordance with state law. A number of states have either enacted new laws or are considering the adequacy of existing laws affecting gathering rates and/or services. Other state regulation of gathering facilities generally includes various safety, environmental, and in some circumstances, nondiscriminatory take requirements, but does not generally entail rate regulation. Thus, natural gas gathering may receive greater regulatory scrutiny of state agencies in the future. Our low-pressure gathering operations could be adversely affected should they be subject in the future to increased state regulation of rates or services. In addition, FERC's approval of transfers of previously regulated gathering systems to independent or pipeline affiliated gathering companies that are not subject to FERC regulation may affect competition for gathering or natural gas marketing services in areas served by those systems and thus may affect both the costs and the nature of gathering services that will be available to interested producers or shippers in the future.

State Regulation of Gas Operations

        Our operations are also subject to regulation at the state and, in some cases, the county, municipal and local governmental levels. Such regulations include requiring permits for the construction, drilling and operation of wells, maintaining bonding requirements in order to drill or operate wells, regulating the surface use and requiring the restoration of properties upon which wells are drilled, requiring the proper plugging and abandonment of wells, and regulating the disposal of fluids used and produced in connection with operations. Our operations are also subject to various state conservation laws and regulations. These include regulations that may affect the size of drilling and spacing units or proration units, the density of wells which may be drilled, and the mandatory unitization or pooling of gas properties. In addition, state conservation regulations may establish the allowable rates of production from gas wells, may prohibit or regulate the venting or flaring of gas, and may impose certain requirements regarding the ratability of gas production. State regulation of gathering facilities generally includes various safety, environmental and, in some circumstances, nondiscriminatory and nonpreferential purchase and/or transportation requirements, but does not generally entail rate regulation. These regulatory burdens may affect profitability, and we are unable to predict the future cost or impact of complying with such regulations.

Ground Water Well Applications and Reservoir Permits

        In March 2006, we received a notice of violation and order from the Wyoming State Engineer's Office. However, we do not believe such notice of violation and order will materially impact our business. Based on a Wyoming statute that became effective in July 2005, the notice of violation and order alleged that we had produced water from 14 wells without the appropriate permits and that we were storing water in reservoirs for which completed and approved permits were not in place. Since the issuance of the notice of violation and order directing us to cease production from the 14 wells and to cease use of the reservoirs, we have already received regulatory authority to resume production at a portion of the wells in question and have received the permits for the reservoirs. We have been actively working with the State Engineer's office to address the allegations of incomplete or missing information in the permitting applications relating to the remaining wells and the alleged engineering issues related to the reservoirs identified in the notice of violation and order. We anticipate receiving the approvals and permits for the remaining wells in the future. The wells identified in the notice of violation and order represent a small percentage of the total number of coalbed methane wells that we currently have in production and are not a material portion of our operations. In addition, these wells were in the early dewatering stage of the coalbed methane production process, and thus were not a significant part of our overall coalbed methane production. Although we are working diligently to resolve these matters, there is no assurance that they will be resolved in our favor or that production from the remaining wells in question will not be delayed. In addition, although we could incur monetary penalties and/or other remedies arising from the notice of violation and order, we do not expect that any such penalties or the imposition of other remedies would have a material adverse effect on our business.

Permitting Issues for Federal Lands

        Approximately 59% and 54% of our gross acreage in Montana and Wyoming, respectively, is on U.S. federal land. Federal leases in the Powder River Basin must be developed pursuant to the U.S. BLM's Resource Management Plans for Montana and Wyoming. Federal leases are also subject to the National Environmental Policy Act and Federal Land Policy Management Act. The National Environmental Policy Act process imposes obligations on the federal government that may result in legal challenges and potentially lengthy delays in obtaining project permits or approvals. The Montana and Wyoming BLMs have been subject to several lawsuits from various environmental groups challenging Resource Management Plan amendments and supporting Environmental Impact Statements addressing CBM development in the Powder River Basin portions of Montana and Wyoming. In 2003, the Montana BLM and Wyoming BLM each amended their Resource Management Plans based in part on Environmental Impact Statements prepared pursuant to the National Environmental Policy Act. Shortly after the issuance of the Environmental Impact Statements and amended Resource Management Plans, various plaintiffs brought legal actions challenging the Montana and Wyoming Environmental Impact Statements and Resource Management Plans. There have been five federal district court challenges to the Montana Environmental Impact Statements. Three of these are currently before the United States Court of Appeals for the Ninth Circuit on appeal. There are also three federal district court challenges to the Wyoming Environmental Impact Statements currently pending before the United States District Court for the District of Wyoming. We have intervened in several of these cases to protect our interests in these proceedings. The outcome and timing of these cases could affect the Montana and Wyoming BLM's ability to approve PODs and issue drilling permits on federal leases in the Power River Basin and thus could affect our ability to further develop our federal leases in Montana and Wyoming. In particular, the Ninth Circuit has granted a motion for a blanket injunction pending appeal which prohibits the Montana BLM from approving any CBM drilling permits on federal lands in the Powder River Basin of Montana. This injunction will remain in place at least until the Ninth Circuit rules on pending appeals in two consolidated cases that have been briefed and argued before the court. As of May 1, 2006, this injunction remains in effect. While these cases have been progressing toward resolution, we cannot predict how or when the courts will resolve these matters, nor can we foresee future challenges which may arise. We believe we will ultimately be successful in developing our leases as planned, but cannot assure you as to when or how these suits will be resolved.

        In addition to federal regulation, our federal leases are subject to certain state regulations which require governmental agencies to evaluate the potential environmental impact of a proposed project on government owned lands.

        We have dedicated significant resources to managing regulatory and permitting matters in the Powder River Basin to achieve efficient processing of federal permits and resource management plans. We believe we are making significant progress in resolving outstanding regulatory and environmental issues in Montana.

Employee Health and Safety

        We are subject to the requirements of the Occupational Safety and Health Act, referred to as OSHA, and comparable state laws that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens. We believe that our operations are in substantial compliance with the OSHA requirements and general industry standards regarding recordkeeping requirements and the monitoring of occupational exposure to regulated substances.

Legal Proceedings

        From time to time, we are subject to legal proceedings and claims that arise in the ordinary course of our business. Like other natural gas and oil producers and marketers, our operations are subject to extensive and rapidly changing federal and state environmental, health and safety and other laws and regulations governing air emissions, wastewater discharges, and solid and hazardous waste management activities. Therefore it is extremely difficult to reasonably quantify future environmental-related expenditures.

        The following represent legal actions that are currently pending. No assurance can be given that these legal actions will be resolved in our favor. However, management believes, based on its experiences to date, that these matters will not have a material adverse impact on our business, financial position or results of operations.

        We, together with the State of Montana, the Montana Department of Environmental Quality, the Montana Board of Oil and Gas Conservation and the Department of Natural Resources, have been named as defendants in a lawsuit (Civil Cause No. DV-05-27) filed on May 19, 2005 in the Montana 22nd Judicial District Court, Bighorn County by plaintiffs Diamond Cross Properties, LLC relating to the Coal Creek POD. The plaintiff is a surface owner with properties located in Big Horn County and Rosebud County, Montana where we serve as operator and own a working interest in the minerals under lease. The plaintiff seeks to permanently enjoin the State of Montana and its administrative bodies from issuing licenses or permits, or authorizing the removal of ground water from under the plaintiff's ranch. In addition, the plaintiff further seeks to preliminarily and permanently enjoin us on the basis that our operations lack adequate safeguards required under the Montana state constitution. On August 25, 2005, the district judge issued an order denying without prejudice the application for temporary restraining order and preliminary injunction requested by the plaintiff. The case has been appealed by the plaintiff to the Montana Supreme Court and the Montana Supreme Court has agreed to hear the case. On November 16, 2005, the Montana Supreme Court issued an order that denied enjoining the Coal Creek POD. No hearing date has been scheduled. Based on the information available to date, we believe the claims are without merit and we intend to defend this case vigorously.

        We, together with the defendants above, have also been named as defendants in a lawsuit (Civil Cause No. DV-05-70) filed on September 21, 2005 in the Montana 22nd Judicial District Court, Bighorn County by Diamond Cross Properties, LLC relating to the Dietz POD. The plaintiff seeks similar relief as in the Coal Creek POD suit. Additional parties have intervened as plaintiffs and a defendant in the action. The plaintiffs filed a motion for summary judgment and written briefs with the district court on April 10, 2006, and the district judge has ordered that the defendants' cross-motion for summary judgment and written briefs be submitted by May 24, 2006. Reply briefs must be filed by the plaintiffs and defendants by June 14, 2006 and June 28, 2006, respectively. Based on the information available to date, we believe that the claims are without merit and we intend to defend this case vigorously.

        Please see "—Permitting Issues for Federal Lands" regarding litigation in which we have intervened with respect to CBM production in Wyoming and Montana.

MANAGEMENT

Directors, Executive Officers and Key Employees

        The following sets forth the names of our executive officers and directors, their ages as of December 31, 2005, and their current positions and offices.

Name	Age	Position
Steven A. Webster	54	Chairman of the Board
Peter G. Schoonmaker	47	Chief Executive Officer, President and Director
Ronald T. Barnes	46	Chief Financial Officer, Senior Vice President and Secretary
Robert L. Cabes, Jr.	36	Director
Jeffrey P. Gunst	28	Director
Sylvester P. Johnson, IV	49	Director
Keith G. Larsen	47	Director
Mark J. Larsen	43	Director
F. Gardner Parker	63	Director
Susan C. Schnabel	44	Director

        The following sets forth the names of certain of our key employees, their ages as of December 31, 2005 and their current positions.

Name	Age	Position
Karl M. Eppich	43	Vice President—Land
Gordon L. Olson	54	Vice President—Engineering

        Set forth below is a brief description of the business experience of each of our executive officers, directors and key employees listed above.

Executive Officers and Directors

        Mr. Steven A. Webster.    Mr. Webster has been the Chairman of our board of directors and a director since our inception in June 2003. Mr. Webster has served as Co-Managing Partner of Avista Capital Holdings, L.P., a private equity firm focused on investments in the energy, media and healthcare sectors, since July 2005. From January 2000 until June 2005, Mr. Webster served as Chairman of Global Energy Partners, or GEP, a specialty group within Credit Suisse's asset management business that made investments in energy companies. Mr. Webster has continued to serve as a consultant to Credit Suisse's asset management business through arrangements with MB Advisory Partners, LLC, an affiliate of Avista, and sits on the boards of, and monitors the operations of, various existing DLJ Merchant Banking portfolio companies. From 1998 to 1999, Mr. Webster served as Chief Executive Officer and President of R&B Falcon Corporation, and from 1988 to 1998, Mr. Webster served as Chairman and Chief Executive Officer of Falcon Drilling Corporation, both offshore drilling contractors. Mr. Webster serves as a director of Grey Wolf, Inc., SEACOR Holdings Inc., Hercules Offshore, Inc., Brigham Exploration Company, Goodrich Petroleum Corporation, Camden Property Trust, Geokinetics, Inc., Enduring Resources, LLC, Laramie Energy, LLC, Frontier Drilling, ASA and various other privately-held companies. In addition, Mr. Webster serves as Chairman of Basic Energy Services, Inc., Carrizo and Crown Resources Corporation. Mr. Webster was the founder and an original shareholder of Falcon Drilling Company, a predecessor to Transocean Inc., and was a co-founder and original shareholder of Carrizo. Mr. Webster holds a B.S.I.M. from Purdue University and an M.B.A. from Harvard Business School.

        Mr. Peter G. Schoonmaker.    Mr. Schoonmaker has served as our Chief Executive Officer since our inception in June 2003, and as President and a director since February 2006. Mr. Schoonmaker has over 16 years of experience in the acquisition, exploration and development of coalbed methane properties as well as conventional oil and gas properties. From 1980 to 1985 Mr. Schoonmaker was an independent landman for various oil and gas companies and operated a land management company in Denver, Colorado. From 1985 to 1995 he served as President, owner and operator of a land and agricultural company based in Colorado and Wyoming. In 1995, Mr. Schoonmaker joined U.S. Energy, a publicly held mining and energy company, as a land manager and also became Executive Vice President and a director of Yellowstone Fuels Corporation, a subsidiary of U.S. Energy. In November 1999, U.S. Energy formed Rocky Mountain Gas, a coal bed natural gas company. He served as President, Chief Operating Officer and was a director of Rocky Mountain Gas from its inception until June 23, 2003. Keith G. Larsen and Mark J. Larsen, two of our directors, are brothers-in-law of Mr. Schoonmaker.

        Mr. Ronald T. Barnes.    Mr. Barnes has served as our Chief Financial Officer and Senior Vice President since December 2005 and our Secretary since February 2006 and since joining Pinnacle in January 2004, has also served as our Vice President-Finance and our Controller. Mr. Barnes has 25 years of experience in public accounting and industry related to all aspects of the upstream sector of oil and gas acquisition, exploration, development and production. Prior to joining Pinnacle, Mr. Barnes worked for EnCana Oil and Gas (USA), Inc. from 2002 through January, 2004 as lead controller and was responsible for all accounting aspects of U.S. operations. From 1988 through 2002, Mr. Barnes held various positions with JN Exploration and Production LP, including most recently serving as Controller and Vice President of Marketing of JN Exploration and Production where he managed the accounting and marketing for the acquisition, drilling and production of properties in 17 states and the Outer Continental Shelf of the Gulf of Mexico. From 1983 through 1988, Mr. Barnes held various positions with Raymond T. Duncan Oil Properties and from 1981 through 1983, he worked for a major public accounting firm. Mr. Barnes is a member of the Council of Petroleum Accountants Societies, the Independent Petroleum Association of Mountain States, the Petroleum Association of Wyoming and the Montana Petroleum Association. Mr. Barnes earned a B.S. in accounting from the University of Wyoming and an M.B.A. from the University of Colorado.

        Mr. Robert L. Cabes, Jr.    Mr. Cabes has served as a director since our inception in June 2003. Mr. Cabes has served as a Principal of Avista Capital Holdings, L.P., a private equity firm focused on investments in the energy, media and healthcare sectors, since July 2005. From April 2001 to June 2005, Mr. Cabes served as a Principal of Global Energy Partners, or GEP, a specialty group within Credit Suisse's asset management business that made investments in energy companies. Mr. Cabes has continued to serve as a consultant to Credit Suisse's asset management business through arrangements with MB Advisory Partners, LLC, an affiliate of Avista, and sits on the boards of, and monitors the operations of, various existing DLJ Merchant Banking portfolio companies. Prior to joining GEP, Mr. Cabes was with Credit Suisse's and Donaldson, Lufkin and Jenrette's Investment Banking Division (prior to its acquisition by Credit Suisse in 2000) where he worked on debt and equity securities underwriting and mergers and acquisitions for energy companies. Before joining Donaldson, Lufkin and Jenrette, Mr. Cabes spent six years with Prudential Securities in its energy corporate finance group in Houston and New York. Mr. Cabes holds a B.B.A. from Southern Methodist University and is a CFA charterholder.

        Mr. Jeffrey P. Gunst.    Mr. Gunst has served as a director since our inception in June 2003. Mr. Gunst has served as a Vice President at Avista Capital Holdings, L.P., a private equity firm focused on investments in the energy, media and healthcare sectors, since July 2005. Mr. Gunst previously worked with Global Energy Partners, or GEP, a specialty group within Credit Suisse's asset management business that made investments in energy companies, beginning in 2001. Mr. Gunst has continued to serve as a consultant to Credit Suisse's asset management business through arrangements with MB Advisory Partners, LLC, an affiliate of Avista and monitors the operations of various DLJ Merchant Banking Portfolio companies. Prior to joining GEP, Mr. Gunst was an investment banker for

Credit Suisse and Donaldson, Lufkin and Jenrette where he worked primarily on energy transactions. Mr. Gunst received a B.B.A. and B.S. from Southern Methodist University.

        Mr. Sylvester P. Johnson, IV.    Mr. Johnson has served as a director since our inception in June 2003. Mr. Johnson has served as President, Chief Executive Officer and a director of Carrizo since December 1993. Prior to December 1993, he worked for Shell Oil Company for 15 years. His managerial positions included Operations Superintendent, Manager of Planning and Finance and Manager of Development Engineering. Mr. Johnson serves as a director of Basic Energy Services, Inc. Mr. Johnson is a Registered Petroleum Engineer and has a B.S. in Mechanical Engineering from the University of Colorado.

        Mr. Keith G. Larsen.    Mr. Larsen has served as a director since our inception in June 2003. Mr. Larsen has served as Chief Executive Officer and Chairman of U.S. Energy and Co-Chairman of Crested Corp. since October 2005. From November 1997 to October 2005 he served as President and director of U.S. Energy. Mr. Larsen was also Chief Executive Officer and a director of Rocky Mountain Gas from October 1999 to June 2005. Keith Larsen and Mark Larsen are brothers.

        Mr. Mark J. Larsen.    Mr. Larsen has served as a director since our inception in June 2003. Mr. Larsen has served as President and Chief Operating Officer of U.S. Energy since October 2005, and served as the President of Rocky Mountain Gas from October 2003 to June 2005. Mr. Larsen was also the Director of Business Development for Rocky Mountain Gas and U.S. Energy from October 1999 to October 2005. Mr. Larsen holds a B.S. from the University of Wyoming.

        Mr. F. Gardner Parker.    Mr. Parker has served as a director since our inception in June 2003. Mr. Parker has been Lead Outside Trust Manager with Camden Property Trust, a real estate investment trust, since 1998 and a director since 1993. Mr. Parker also serves on the board of directors of Carrizo, Crown Resources Corporation, Sharps Compliance Corp., Blue Dolphin Energy Company and Hercules Offshore, Inc. In addition, Mr. Parker serves on the board of directors of the following private companies: Gillman Automobile Dealerships, Net Near U Communications, Camp Longhorn, Inc., nii communications, inc. and Sherwood Healthcare Inc. Mr. Parker also worked with Ernst & Ernst (now Ernst &Young LLP) for 14 years, for seven of which he served as a partner. Mr. Parker received a B.B.A. from The University of Texas.

        Ms. Susan C. Schnabel.    Ms. Schnabel has served as a director since July 2005. Ms. Schnabel has served as Managing Director with DLJ Merchant Banking Partners, the leveraged corporate private equity platform of Credit Suisse's asset management business, since 1998. She joined Donaldson, Lufkin and Jenrette's Investment Banking Division in 1990 and DLJ Merchant Banking Partners in 1998. In 1997, she left Donaldson, Lufkin and Jenrette's Investment Banking Division to serve as Chief Financial Officer of PETsMART, a high growth specialty retailer of pet products and supplies, and joined DLJ Merchant Banking in her present capacity in 1998. Ms. Schnabel is also a director of Rockwood Holdings (NYSE: ROC), DeCrane Aircraft Holdings, Inc., Environmental Systems Products, Inc., Target Media Partners, Frontier Drilling and Laramie Energy, LLC. Ms. Schnabel received a B.S. from Cornell University and an M.B.A. from Harvard Business School.

Key Employees

        Mr. Karl M. Eppich.    Mr. Eppich has served as our Vice President-Land since our inception in June 2003. Mr. Eppich has over 20 years of experience in the acquisition, exploration and development of coalbed methane properties as well as conventional oil and gas properties. From 1996 to 1999, Mr. Eppich was the landman responsible for the management of all land functions for Tipperary Corporation. From 1999 until joining Rocky Mountain Gas in July 2001, Mr. Eppich was a consultant for Texaco. Mr. Eppich was Vice President-Land at Rocky Mountain Gas until joining us in June 2003. Mr. Eppich received his B.A. degree in economics from Colorado State University.

        Mr. Gordon L. Olson.    Mr. Olson became our Vice President-Engineering in March 2006. He previously served as our Reserve Engineer from January 2005 until March 2006. Prior to joining Pinnacle, Mr. Olson was an engineering manager with CDX Gas, Inc. from May 2004 to January 2005, working on exploitation and exploration projects in the San Juan Basin. From April 2003 to May 2004, Mr. Olson worked for EnCana Oil and Gas (USA), Inc. as a CBM reservoir engineer within the New Ventures group. From September 1999 until he joined EnCana, Mr. Olson was a consultant with Wind River Consultants, LLC. Prior to September 1999, Mr. Olson was employed by the Colorado School of Mines unconventional resource consortium and held positions at KCS Mountain Resources Inc., as Manager Reservoir Engineering, and Resource Services International, Inc., as an Associate Reservoir Engineer. Mr. Olson has over 12 years of experience in the exploration and development of coalbed methane properties as well as conventional and oil and gas properties. Mr. Olson has a B.S. in Petroleum Engineering from North Dakota State University and an M.S. in Petroleum Engineering from the Colorado School of Mines. Mr. Olson is a member the Society of Petroleum Engineers, American Petroleum Institute and Rocky Mountain Association of Geologists.

Composition of the Board of Directors

        Our board of directors currently consists of nine members. Pursuant to our amended and restated securityholders' agreement, DLJ Merchant Banking and affiliates of Carrizo and U.S. Energy had the right, prior the consummation of our private placement, to designate members of the board of directors. Prior to our private placement, DLJ Merchant Banking's designees, Messrs. Webster, Cabes, Gunst and Ms. Schnabel, were elected to our board of directors. CCBM's designees, Messrs. Johnson and Parker, and U.S. Energy's designees, Messrs. K. Larsen and M. Larsen, were also elected to our board prior to our private placement. The right to designate board members terminated upon consummation of our private placement, although each of the board members elected prior to our private placement may continue to serve on the board of directors until the expiration of their respective terms as set forth below. Please see "Certain Relationships and Related Party Transactions—Amended and Restated Securityholders Agreement with DLJ Merchant Banking and Other Significant Stockholders" for further information.

        As a private company, we have not been required to comply with the corporate governance rules of the NASDAQ, nor have we been subject to the Sarbanes-Oxley Act of 2002 and related SEC rules. However, should we list our shares of common stock on the NASDAQ upon becoming eligible to do so, the corporate governance rules of the NASDAQ would require that our board of directors be composed of a majority of independent directors within one year of listing. Accordingly, the board of directors is engaged in an active search to identify and recruit new directors meeting the independence criteria under these rules. In addition, upon the effectiveness of this registration statement, we will be subject to the Sarbanes-Oxley Act and related SEC rules.

        Our second amended and restated certificate of incorporation and amended and restated bylaws provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. The initial terms of the directors of each class will expire at the annual meeting of stockholders to be held in 2007 (Class I), 2008 (Class II) and 2009 (Class III). At each annual meeting of stockholders, one class of directors will be elected for a full term of three years to succeed that class of directors whose terms are expiring. The classification of directors will be as follows:

  •
  Class I—Messrs. Gunst, K. Larsen and Schoonmaker;

  •
  Class II—Messrs. Cabes, Johnson and M. Larsen;

  •
  Class III—Mr. Parker, Ms. Schnabel and Mr. Webster.

        The division of our board of directors into three classes with staggered terms may delay or prevent a change in our management or a change in control. Please see "Description of Capital Stock—Anti-Takeover Provisions."

Committees of the Board of Directors

        Our board of directors has established three committees: an audit committee, a nominating and corporate governance committee, and a compensation committee. If our common stock is listed on the NASDAQ, (i) upon listing, one member of each such committee will be an independent director (as defined by the NASDAQ corporate governance rules and, in the case of the audit committee, SEC rules), (ii) within 90 days of listing, a majority of the members of each such committee will be independent directors and (iii) within one year of listing, each such committee will be composed entirely of independent directors.

Audit Committee

        Messrs. Parker (Chairman), K. Larsen and Cabes serve as the members of our audit committee. The board has determined that Mr.                         is an audit committee financial expert and is an independent director (as defined by the NASDAQ corporate governance rules and SEC rules). The principal duties of the audit committee include the following:

  •
  to oversee and review our accounting and financial reporting processes and the audits and integrity of our financial statements;

  •
  to engage and evaluate our independent auditors; and

  •
  to review our procedures for internal auditing and the adequacy of our internal accounting controls.

        Our board of directors has adopted a written charter for the audit committee that will be available on our website subsequent to any listing of our common stock on the NASDAQ.

Nominating and Corporate Governance Committee

        Messrs. Webster (Chairman) and Johnson and Ms. Schnabel serve as the members of our nominating and corporate governance committee. The principal duties of the nominating and corporate governance committee include the following:

  •
  to recommend to the board of directors proposed nominees for election to the board of directors by the stockholders at annual meetings, including an annual review as to the renominations of incumbents and proposed nominees for election by the board of directors to fill vacancies that occur between stockholder meetings; and

  •
  to make recommendations to the board of directors regarding corporate governance matters and practices.

        Our board of directors has adopted a written charter for the nominating and corporate governance committee that will be available on our website subsequent to any listing of our common stock on the NASDAQ.

Compensation Committee

        Messrs. Cabes (Chairman), M. Larsen and Parker serve as the members of our compensation committee. The principal duties of the compensation committee include the following:

  •
  to administer our stock plans and incentive compensation plans, including our Stock Incentive Plan, and in this capacity, make all option grants or awards to our directors and employees under such plans;

  •
  to make recommendations to the board of directors with respect to the compensation of our Chief Executive Officer and our other executive officers; and

  •
  to establish compensation and employee benefit policies.

        Our board of directors has adopted a written charter for the compensation committee that will be available on our website subsequent to any listing of our common stock on the NASDAQ.

Web Access

        Subsequent to any listing of our common stock on the NASDAQ, we will provide access through our website at www.pinnaclegas.com to information relating to our corporate governance, including a copy of each board committee charter, our Code of Ethics, our Corporate Governance Guidelines and other matters impacting our governance principles. You may also contact our Chief Financial Officer for paper copies of these documents free of charge.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

        During fiscal year 2005, the board of directors determined executive compensation.

Compensation of Directors

        Historically, our directors did not receive any compensation for serving as a director, although we did reimburse directors for expenses incurred in connection with attendance at meetings of the board of directors. Following our private placement, each non-employee member of our board of directors began receiving compensation for service on our board of directors and committees thereof. Non-employee directors receive an annual fee of $20,000. In addition, the chairman of each committee receives the following annual fees: audit committee—$15,000, compensation committee—$5,000 and nominating and corporate governance committee—$5,000. Non-employee directors receive a fee of $1,500 for each board or committee meeting attended in person and a fee of $1,000 for attendance at a board or committee meeting held telephonically. Effective as of the initial closing of the private placement, each non-employee director was granted shares of restricted stock in the aggregate amount of $50,000 (based on the price of $11.00 per share, as established in our private placement, and rounded to the nearest whole share), vesting 33%, 33% and 34% over three years beginning on the first anniversary of the date of grant. Annual grants of options or other incentive awards will be determined by the board of directors each year, beginning in 2007.

        Employee directors do not receive compensation for service on our board or committees. Pursuant to the amended and restated securityholders agreement, all directors are reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of the board or committees and for other reasonable expenses incurred in connection with service on the board and any committees. Each director will be fully indemnified by us for actions associated with being a member of our board to the extent permitted under Delaware law as provided in our second amended and restated certificate of incorporation, our amended and restated bylaws and the indemnification agreements by and between us and each of our directors.

Compensation of Executives

        The table below sets forth information concerning the annual and long-term compensation earned by (i) our Chief Executive Officer and President, (ii) our Chief Financial Officer, Senior Vice President and Secretary and our (iii) former President during the 12-month period ended December 31, 2005.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Underlying Options(#)	All Other Compensation
Peter G. Schoonmaker(1) Chief Executive Officer, President and Director	2005	$157,490	$60,000	$—	50,000	$—
Gary W. Uhland(2) President	2005	$101,206	$18,000	$1,992	50,000	$169,150
Ronald T. Barnes(1) Chief Financial Officer, Senior Vice President and Secretary	2005	$131,192	$40,000	$—	50,000	$—

(1)
Half of the reported bonus amount was paid in December 2005 and the remainder was paid in March 2006. Perquisites and other personal benefits, securities or property did not exceed 10% of the total of salary and bonus during the applicable year.

(2)
Mr. Uhland resigned as President of Pinnacle effective July 31, 2005. In connection with his resignation, Mr. Uhland received one year's base compensation of $155,000 and medical benefits worth $14,150. In addition, Mr. Uhland exercised options to purchase 50,000 shares of our common stock at an exercise price of $3.32 per share. Although such options were granted in 2003, they were repriced during 2005 and are therefore deemed to have been granted during 2005. The other annual compensation reflects the value realized upon the exercise of these options. We believe this was the value based on transactions in our shares of common stock during September 2005, the most recent transactions prior to the date of exercise of these options. The value realized set forth below in the table entitled "Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values" is based on the price of $11.00 per share, as established in our private placement, and therefore differs from his other annual compensation. Following the final closing of our private placement, we used a portion of the net proceeds to repurchase 6,185 shares of common stock from Mr. Uhland at $10.23 per share.

Option Grants in Last Fiscal Year

        The table below sets forth information concerning option grants made to the named executive officers during the 12-month period ended December 31, 2005.

					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in 2005	Exercise Price/Share	Expiration Date
					5%	10%
Peter G. Schoonmaker(1)	50,000	15%	$4.80	2012	$97,704	$227,692
Gary W. Uhland(2)	50,000	15%	$3.32	—	—	—
Ronald T. Barnes(1)	50,000	15%	$4.80	2012	$97,704	$227,692

(1)
Options vest 20%, 30% and 50% on the first, second and third anniversary of the date of grant, respectively. In addition, Mr. Schoonmaker's options are subject to accelerated vesting in certain circumstances pursuant to his employment agreement.

(2)
Although such options were granted in 2003, they were repriced in 2005 and are therefore deemed to have been granted during 2005. Mr Uhland exercised all such options on November 30, 2005.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

        The table below sets forth information concerning option exercises by the named executive officers during the 12-month period ended December 31, 2005 and the value of unexercised options as of December 31, 2005.

Name	Shares Acquired Upon Exercise (#)	Value Realized ($)(1)	Number of Unexercised Options at December 31, 2005 Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at December 31, 2005 Exercisable/ Unexercisable(1)
Peter G. Schoonmaker	—	—	47,250/115,250	$330,750/$766,750
Gary W. Uhland	50,000	$384,000	—	—
Ronald T. Barnes	—	—	22,500/102,500	$149,500/$645,500

(1)
Because there was no public market for our common stock as of December 31, 2005, the value was determined by multiplying the number of shares issuable upon exercise by the difference between the private placement price of $11.00 per share and the per share exercise price.

Employment Agreements

        We entered into an employment agreement with Mr. Peter G. Schoonmaker, our Chief Executive Officer, effective as of June 23, 2003. The initial term of this Agreement was two years, subject to automatic renewal so that a term of one year is continuously remaining until the agreement is otherwise terminated. Under this employment agreement, Mr. Schoonmaker was entitled to an initial base salary of $150,000, subject to annual performance-based adjustment, and an annual bonus up to $100,000 payable in cash or in stock. In June 2003, Mr. Schoonmaker was awarded an option to purchase up to 82,500 shares of our common stock at an exercise price of $4.00 per share. In March 2004, Mr. Schoonmaker was awarded an additional option to purchase 30,000 shares of our common stock at an exercise price of $4.00 per share. In each of December 2005 and January 2006, Mr. Schoonmaker was granted an additional option to purchase up to 50,000 shares of common stock at an exercise price of $4.80 and $5.20 per share, respectively. None of Mr. Schoonmaker's options have been exercised and 22% are vested. The remaining 78% will vest in increments over the next three years or immediately upon certain qualified terminations of his employment or a change of control of our company. Mr. Schoonmaker is also eligible from time to time to receive additional grants of stock options and other long-term equity incentive compensation under our Stock Incentive

Plan. Upon a qualified termination of his employment, Mr. Schoonmaker would be entitled to receive a lump-sum payment equal to any unpaid salary, deferred compensation and compensation for unused vacation time plus 94% of his base salary for the following year. Mr. Schoonmaker's base salary of $155,000 and bonus of $60,000 for 2005 was unanimously approved by our board of directors. This employment agreement shall terminate automatically upon death and may be terminated by us for cause or by Mr. Schoonmaker for good reason upon written notice.

        Under this employment agreement, Mr. Schoonmaker is subject to covenants prohibiting him from competing with us during the first year following his termination or resignation or soliciting our employees during the two years following his termination or resignation. Our former President, Chief Operating Officer and Corporate Secretary, Gary W. Uhland, remains subject to similar covenants through July 14, 2006.

Equity Compensation Plan Information

        The following table sets forth information regarding shares of our common stock authorized for issuance under our equity compensation plans as of December 31, 2005:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance
Equity compensation plans approved by stockholders	645,000	$4.57	2,105,000

        In 2006, we have cancelled options to purchase 50,000 shares of common stock in connection with the termination of an employee, and have granted options to purchase an additional 112,500 shares of common stock and 36,360 shares of restricted common stock under our Stock Incentive Plan, leaving 2,006,140 shares of common stock available for future issuance under our Stock Incentive Plan as of May 1, 2006.

2003 Stock Option Plan

        Effective February 16, 2006, we merged our 2003 Stock Option Plan with and into our Stock Incentive Plan so that our Stock Incentive Plan shall be our only incentive compensation plan going forward. The initial grant to Mr. Schoonmaker of an option to purchase up to 82,500 shares of common stock was made under our 2003 Stock Option Plan. This option was assumed and continued under our Stock Incentive Plan, but will remain subject to the terms of the applicable option agreement and the 2003 Stock Option Plan as in effect immediately prior to the merger of the plans.

Stock Incentive Plan

        Effective February 16, 2006, we amended and restated our Stock Incentive Plan to increase the number of shares with respect to which awards may be granted from 675,000 to 2,750,000 shares. Our Stock Incentive Plan permits the granting of stock options, restricted common stock, restricted common stock units, performance shares, performance share units, share purchases, share awards or other awards based on the value of common stock to any employees, directors and consultants of us or of our affiliates. No employee shall be granted, during any calendar year, stock options to purchase more than 625,000 shares of common stock. In addition, the number of shares of common stock subject to any awards other than stock options granted to any employee during any calendar year shall not exceed 625,000 shares. The plan is administered by a committee comprised of our board of directors, unless the board has delegated administration of the plan to a committee of one or more members of the board. Following an initial public offering, with respect to any grant to any individual covered by Section 162(m) of the Code which is intended to be performance-based compensation, the committee shall consist solely of two or more non-employee directors. The committee will select the participants who will receive awards, determine the type, size and terms of the awards to be granted and interpret and administer the plan.

        The stock options granted pursuant to the plan may be either incentive options qualifying for beneficial tax treatment for the recipient as "incentive stock options" under Section 422 of the Code or nonqualified options. Incentive stock options may only be granted to employees and the exercise price for incentive stock options will not be less than 100% of the fair market value of the common stock on the date of grant. No person may be issued incentive stock options that first become exercisable in any calendar year with respect to shares having an aggregate fair market value, at the date of grant, in excess of $100,000. No incentive stock option may be granted to a person if at the time such option is granted the person owns stock possessing more than 10% of the total combined voting power of all classes of our stock or any of our subsidiaries as defined in Section 424 of the Code, unless at the time incentive stock options are granted the purchase price for the option shares is at least 110% of the fair market value of the option shares on the date of grant and the incentive stock options are not exercisable five years after the date of grant.

        The board may amend, suspend or terminate the plan, provided, however, that no amendment of the plan may, without the consent of the participant, adversely affect the rights of a participant under an award theretofore granted and no amendment shall be made without stockholder approval to the extent stockholder approval is necessary to satisfy any applicable law or securities exchange listing requirements. Unless sooner terminated, the plan shall terminate on the seventh anniversary of the effective date of the plan.

        As of May 1, 2006, there were issued and outstanding options to purchase 707,500 shares of common stock and 36,360 shares of restricted stock under our stock incentive plans.

Tax Treatment of Stock Incentive Plan

        Nonqualified Stock Options.    An optionee will not recognize any taxable income upon the grant of a nonqualified stock option. We will not be entitled to a federal income tax deduction with respect to the grant of a nonqualified stock option. Upon exercise of a nonqualified stock option, the excess of the fair market value of the common stock transferred to the optionee over the option exercise price will be taxable as compensation income to the optionee and will be subject to applicable withholding taxes. Such fair market value generally will be determined on the date the shares of common stock are transferred pursuant to the exercise. We generally will be entitled to a federal income tax deduction at such time in the amount of such compensation income. The optionee's federal income tax basis for the common stock received pursuant to the exercise of a non-qualified stock option will equal the sum of the compensation income recognized and the exercise price. In the event of a sale of common stock received upon the exercise of a nonqualified stock option, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss.

        Incentive Stock Options.    An optionee will not recognize any taxable income at the time of grant or timely exercise of an incentive stock option (but in some circumstances may be subject to an alternative minimum tax as a result of exercise), and we will not be entitled to a federal income tax deduction with respect to such grant or exercise. A sale or exchange by an optionee of shares acquired upon the exercise of an incentive stock option more than one year after the transfer of the shares to such optionee and more than two years after the date of grant of the incentive stock option will result in the difference between the amount realized and the exercise price, if any, being treated as long-term capital gain (or loss) to the optionee. If such sale or exchange takes place within two years after the date of grant of the incentive stock option or within one year from the date of transfer of the shares to the optionee, such sale or exchange generally will constitute a "disqualifying disposition" of such shares that will have the following result: any excess of (a) the lesser of (1) the fair market value of the shares at the time of exercise of the incentive stock option and (2) the amount realized on such disqualifying disposition of the shares over (b) the option exercise price of such shares, will be ordinary income to the optionee, and we generally will be entitled to a federal income tax deduction in the amount of such income. The balance, if any, of the optionee's gain upon a disqualifying disposition will qualify as capital gain and will not result in any deduction by us.

        Restricted Common Stock. A grantee generally will not recognize taxable income upon the grant of restricted stock, and the recognition of any income will be postponed until such shares are no longer subject to restrictions on transfer or the risk of forfeiture. When either the transfer restrictions or the risk of forfeiture lapses, the grantee will recognize ordinary income equal to the fair market value of the restricted stock at the time of such lapse and, subject to satisfying applicable income reporting requirements and any deduction limitation under Section 162(m) of the Code, we will be entitled to a federal income tax deduction in the same amount and at the same time as the grantee recognized ordinary income. A grantee may elect to be taxed at the time of the grant of restricted stock and, if this election is made, the grantee will recognize ordinary income equal to the excess of the fair market value of the restricted stock at the time of grant (determined without regard to any of the restrictions thereon) over the amount paid, if any, by the grantee for such shares. We generally will be entitled to a federal income tax deduction in the same amount and at the same time as the grantee recognizes ordinary income.

        Performance Shares, Performance Share Units, Restricted Stock Units, Share Awards and Other Share-Based Awards. Generally, a grantee will not recognize any taxable income and we will not be entitled to a deduction upon the award of performance shares, performance share units, restricted stock units, share awards and other share-based awards. Upon vesting, the participant would include in ordinary income the value of any shares received and an amount equal to any cash received. Subject to satisfying applicable income reporting requirements and any deduction limitation under Section 162(m) of the Code, we will be entitled to a federal income tax deduction equal to the amount of ordinary income recognized by the grantee.

        Share Purchases.    In general, a grantee who is given the right to purchase stock at a discount to fair market value does not recognize taxable income and the corporation is not entitled to a deduction until such right is exercised. If and when a participant purchases stock at less than its fair market value on the date of purchase, the participant recognizes income and the corporation receives a deduction for the amount of the difference.

        Deferred Compensation and Parachute Taxes.    Section 409A of the Code provides for an additional 20% tax, among other things, on awards that, if subject to Section 409A, do not comply with the requirements of this section. The plan shall be effected in order to comply with Section 409A. In addition, if, upon a change of control of us, the vesting or payment of awards to certain "disqualified individuals" exceeds certain amounts, that individual will be subject to a 20% excise tax on such payments and those amounts will not be deductible by us.

401(k) Plan

        We maintain a 401(k) plan, also known as our Profit Sharing Plan. The plan permits substantially all employees over age 18 to make voluntary, pre-tax contributions to the plan, subject to applicable tax limitations. We will make matching contributions equal to 100% of an employee's contributions that do not exceed 3% of annual compensation, plus 50% of an employee's contributions that are in excess of 3% of annual compensation but do not exceed 5% of annual compensation, subject to applicable tax limitations. Eligible employees who elect to participate in the plan are 100% vested in the matching contributions. The plan is intended to be a "safe harbor" tax-qualified under Section 401(a) of the Internal Revenue Code so that contributions to the plan, and income earned on any plan contributions, are not taxable to employees until withdrawn from the plan, and so that contributions to the plan will be deductible when made.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Officers and Directors

        On June 23, 2003, pursuant to his employment agreement, Mr. Gary W. Uhland, our former President, was awarded an option to purchase up to 82,500 shares of common stock at an exercise price of $4.00 per share. In March 2004, Mr. Uhland was awarded an additional option to purchase up to 30,000 shares of common stock at an exercise price of $4.00 per share. Effective July 31, 2005, Mr. Uhland resigned as our President. In connection with his resignation and pursuant to his employment agreement and release, Mr. Uhland exercised options to purchase 50,000 shares of our common stock at an exercise price of $3.32 per share on November 30, 2005. Mr. Uhland's remaining options to purchase 62,500 shares were terminated. Following the final closing of our private placement, we used a portion of the proceeds we received in the private placement to repurchase 6,185 shares of common stock from Mr. Uhland at $10.23 per share, the price per share we received in the private placement net of the initial purchaser's discount and placement fee.

        Messrs. Schoonmaker, Barnes and Webster purchased 10,000, 10,000 and 9,091 shares, respectively, in the private placement, at the same price per share and on the same terms as other purchasers in the private placement (including registration rights with respect to such shares).

Transactions With Our Founders

        Transactions with DLJ Merchant Banking.    At our formation in June 2003, DLJ Merchant Banking contributed approximately $17.6 million cash in exchange for 1,250,000 shares of our common stock, representing 25% of the common stock initially issued, Series A warrants for the purchase of 3,250,000 additional shares of common stock at an exercise price of $4.00 per share, and 130,000 shares of our Series A Redeemable Preferred Stock. Through three subsequent financings, totaling approximately $26.5 million, DLJ Merchant Banking purchased 270,000 shares of our Series A Redeemable Preferred Stock, Series A warrants to purchase an aggregate of 6,750,000 shares of common stock at an exercise price of $4.00 per share and Series B warrants to purchase an aggregate of 30,000 shares (pre-split; 750,000 shares post-split) of common stock at an exercise price of $0.01 per share. In November 2005, DLJ Merchant Banking exercised its Series B warrants to purchase 30,000 shares (pre-split; 750,000 shares post-split) of common stock at an exercise price of $0.01 per share. DLJ Merchant Banking is part of DLJ Merchant Banking Partners, which is a private equity investor with a 20-year history of investing in leveraged buyouts and related transactions across a broad range of industries. DLJ Merchant Banking Partners is part of the alternative investments platform within Credit Suisse's asset management business.

        Prior to our private placement, DLJ Merchant Banking beneficially owned 100% of our Series A Redeemable Preferred Stock and approximately 64.2% of our outstanding common stock on a diluted basis giving effect to the exchange of all outstanding warrants and the cashless exercise of all outstanding options held by non-management stockholders. Immediately prior to the initial closing of our private placement, DLJ Merchant Banking exchanged all of its warrants for 6,894,380 shares of our common stock in a tax-free reorganization based on the private placement price of $11.00 per share. Following the initial closing of our private placement, we redeemed all of the outstanding shares of Series A Redeemable Preferred Stock with a portion of the proceeds we received in the private placement. Following the final closing of our private placement, we used a portion of the proceeds we received in the private placement to repurchase an aggregate of 1,587,598 shares of common stock from DLJ Merchant Banking at $10.23 per share, the net price per share we received in the private placement. As of May 1, 2006, DLJ Merchant Banking beneficially owned approximately 29.1% of our outstanding common stock. Please see "Security Ownership of Certain Beneficial Owners and Management" for more information regarding DLJ Merchant Banking's ownership of us.

        Transactions with Carrizo and U.S. Energy.    At our formation in June 2003, CCBM, Inc., a subsidiary of Carrizo, and Rocky Mountain Gas, Inc., a former subsidiary of U.S. Energy, contributed interests in approximately 81,000 gross (40,000 net) acres, including proved producing properties and undeveloped leaseholds, valued at $15.0 million. In exchange for such contribution, we issued 1,875,000 shares of our common stock and options to purchase an additional 1,250,000 shares of our common stock to each of CCBM and Rocky Mountain Gas. The shares of our common stock and options held by Rocky Mountain Gas were transferred to its affiliates, U.S. Energy and Crested Corp., in May 2005. The options, half of which were designated as Tranche A options and half of which were designated as Tranche B options, were exercisable for as long as CCBM or U.S. Energy, as the case may be, or their respective permitted transferees were owners of record of shares of our common stock. The Tranche A options had an exercise price of $4.00 per share increased by 10% per annum, compounded quarterly, beginning on the date of issuance, or a $5.14 per share weighted average price as of April 11, 2006 (the initial closing date of our private placement), and the Tranche B options had an exercise price of $4.00 per share increased by 20% per annum, compounded quarterly, beginning on the date of issuance, or a $6.58 per share weighted average price as of April 11, 2006 (the initial closing date of our private placement).

        Prior to our private placement, each of Carrizo and U.S. Energy beneficially owned approximately 17.7% of our outstanding common stock on a diluted basis giving effect to the exchange of all outstanding warrants and cashless exercise of all outstanding options held by non-management stockholders. Immediately prior to the initial closing of our private placement, each of Carrizo and U.S. Energy entered into a cashless exercise of all of its Tranche A and Tranche B options to purchase 584,102 shares of common stock based on the private placement price of $11.00 per share. As of May 1, 2006, each of Carrizo and U.S. Energy beneficially owned approximately 9.8% of our outstanding common stock. Please see "Security Ownership of Certain Beneficial Owners and Management" for more information regarding Carrizo's and U.S. Energy's respective ownership of us.

        Amended and Restated Securityholders Agreement with DLJ Merchant Banking and Other Significant Stockholders. Pursuant to the securityholders agreement among us, DLJ Merchant Banking, CCBM, U.S. Energy, Crested, Carrizo and Mr. Schoonmaker, DLJ Merchant Banking and affiliates of Carrizo and U.S. Energy had the right, prior to our private placement, to designate members of the board of directors. Prior to the private placement, DLJ Merchant Banking elected four directors, U.S. Energy elected two directors and Carrizo elected two directors to the board. The board members designated by DLJ Merchant Banking, Carrizo and U.S. Energy will continue to serve on our board of directors until the expiration of their respective terms. However, the right of our significant stockholders to designate new directors pursuant to the securityholders agreement terminated upon consummation of the private placement.

        Subject to certain restrictions, the securityholders agreement also provides DLJ Merchant Banking, CCBM, U.S. Energy and Crested certain rights to require us to register shares of our common stock. DLJ Merchant Banking may require us to register shares of common stock on up to three occasions. At any time after this registration statement becomes effective, each of (i) CCBM and (ii) U.S. Energy (on behalf of itself or Crested) has the right on one occasion to require us to register shares of common stock, provided that CCBM or U.S. Energy and Crested, as applicable, hold of record not less than 10% of our common stock on a fully diluted basis. We are not obligated to effect a demand registration in any case unless the proposed offering proceeds for an offering equal or exceed $25 million. In addition, these stockholders also have piggyback registration rights, which they have elected to exercise in connection with this registration statement. Please see "Registration Rights."

        We have agreed to pay most offering fees and expenses associated with the registration and offering of these shares, other than underwriting fees, discounts or commissions. We have also agreed to indemnify these stockholders and their officers, directors, partners, legal counsel and other listed representatives against certain losses, claims, damages or liabilities in connection with the registered offering of their shares.

Relationships with Certain Directors

        Steven A. Webster, the Chairman of our board of directors, is the Co-Managing Partner of Avista Capital Holdings, L.P., a private equity firm that makes investments in the energy sector, and is also Chairman of Carrizo. Robert L. Cabes, Jr. and Jeffrey P. Gunst, two of our directors, also serve as Principal and Vice President of Avista, respectively. In addition, Sylvester P. Johnson, IV serves as President, Chief Executive Officer and a director of Carrizo, Keith G. Larsen serves as Chief Executive Officer and Chairman of U.S. Energy and Co-Chairman of Crested Corp., and Mark J. Larsen serves as President and Chief Operating Officer of U.S. Energy. F. Gardner Parker is a director of Carrizo and Susan Schnabel is a Managing Director of DLJ Merchant Banking. These relationships may create a conflict of interest regarding corporate opportunities and other matters. The resolution of any conflicts of interest may not always be in our stockholders' best interest. We expect to address transactions involving potential conflicts of interest by having such transactions approved by the disinterested members of our board of directors.

        In addition, Mr. Webster serves as a director and owns approximately 7% of Encore Bank, the administrative agent and a lender under our credit facility.

        Keith G. Larsen and Mark J. Larsen are brothers, and brothers-in-law of Peter G. Schoonmaker, our Chief Executive Officer.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information as of May 1, 2006 concerning the shares of our capital stock beneficially owned by:

  •
  each person known by us to be the beneficial owner of 5% or more of our outstanding common stock;

  •
  each of the directors;

  •
  each person named in the Summary Compensation Table; and

  •
  all directors, nominees and executive officers as a group.

        Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all shares of capital stock shown as beneficially owned by them, and their address is c/o Pinnacle Gas Resources, Inc., 1 E. Alger, Sheridan, Wyoming 82801.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned(1)	Ownership Percentage
DLJ Merchant Banking Partners III, L.P. and affiliated funds(2)	7,306,782	29.1%
U.S. Energy Corporation/Crested Corp.(3)	2,459,102	9.8%
CCBM, Inc.(4)	2,459,102	9.8%
Peter G. Schoonmaker(5)	66,250	*
Ronald T. Barnes(6)	40,000	*
Gary W. Uhland(7)	43,815	*
Steven A. Webster(8)†	13,636	*
Robert L. Cabes, Jr.†	4,545	*
Jeffrey P. Gunst†	4,545	*
Sylvester P. Johnson, IV†	4,545	*
Keith G. Larsen(9)†	2,463,647	9.8%
Mark J. Larsen(10)†	2,463,647	9.8%
F. Gardner Parker†	4,545	*
Susan C. Schnabel†	4,545	*
All Directors and Executive Officers as a Group (10 Persons)	2,610,803	10.4%

*
Less than 1%.

(1)
The number of shares beneficially owned is determined under rules promulgated by the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days through the exercise of any stock option or other right. The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares such power with his or her spouse) with respect to all shares of capital stock listed as owned by such person or entity.

(2)
Includes shares of common stock held by the DLJ Merchant Banking funds, including: (i) DLJ Merchant Banking Partners III, L.P.; (ii) DLJ Merchant Banking III, Inc., as Advisory General Partner on behalf of DLJ Offshore Partners III, C.V.; (iii) DLJ Merchant Banking III, Inc., as Advisory General Partner on behalf of DLJ Offshore Partners III-1, C.V. and as attorney-in-fact for DLJ Merchant Banking III, L.P., as Associate General Partner of DLJ Offshore Partners III-1, C.V.; (iv) DLJ Merchant Banking III, Inc., as Advisory General Partner on behalf of DLJ Offshore Partners III-2, C.V. and as attorney-in-fact for DLJ Merchant Banking III, L.P., as Associate General Partner of DLJ Offshore Partners III-2, C.V.; (v) DLJ MB Partners III GmbH & Co. KG; (vi) Millennium Partners II, L.P.; and (vii) MBP III Plan Investors, L.P. Following the final closing of the private placement, we used a portion of the net proceeds to repurchase an aggregate of 1,587,598 shares of common stock from DLJ Merchant Banking.

  Credit Suisse, a Swiss bank (the "Bank"), owns the majority of the voting stock of Credit Suisse Holdings (USA) Inc., a Delaware corporation, which in turn owns all of the voting stock of Credit Suisse (USA) Inc., a Delaware corporation ("CS-USA"). The entities discussed in the above paragraph are merchant banking funds managed by indirect subsidiaries of CS-USA and form part of Credit Suisse's asset management business. The ultimate parent company of the Bank is Credit Suisse Group ("CSG"). CSG disclaims beneficial ownership of the reported common stock that is beneficially owned by its direct and indirect subsidiaries.

  All of the DLJ Merchant Banking entities can be contacted at Eleven Madison Avenue, New York, New York 10010-3629 except for the three "Offshore Partners" entities, which can be contacted at John B. Gosiraweg, 14, Willemstad, Curacao, Netherlands Antilles.

(3)
The address of each of U.S. Energy Corporation and Crested Corp. is 877 North West 8th Street, Riverton, Wyoming 82501. Crested Corp. is an affiliate of U.S. Energy Corporation.

(4)
The address of each of Carrizo and CCBM, Inc. is 1000 Louisiana Street, Suite 1500, Houston, Texas 77002. CCBM, Inc. is a wholly owned subsidiary of Carrizo.

(5)
Includes 41,250 shares issuable within 60 days upon exercise of options granted under our 2003 Stock Option Plan but does not include 41,250 shares underlying options that are not exercisable within 60 days granted under our 2003 Stock Option Plan. Also includes 15,000 shares issuable within 60 days upon exercise of options granted under our Stock Incentive Plan but does not include 115,000 shares underlying options that are not exercisable within 60 days granted under our Stock Incentive Plan. The number of shares also includes 10,000 shares that were purchased in our private placement.

(6)
Includes 30,000 shares of common stock issuable within 60 days upon exercise of options granted under our Stock Incentive Plan but does not include 157,500 shares of common stock underlying options that are not exercisable within 60 days granted under our Stock Incentive Plan. The number of shares also includes 10,000 shares that were purchased in our private placement.

(7)
Mr. Uhland resigned as President of Pinnacle effective July 31, 2005. In connection with his resignation, Mr. Uhland exercised options to purchase 50,000 shares of our common stock at an exercise price of $3.32 per share. Following the final closing of the private placement, we used a portion of the net proceeds to repurchase 6,185 shares of common stock from Mr. Uhland.

(8)
Includes 9,091 shares that were purchased in our private placement.

(9)
Mr. Larsen, the Chief Executive Officer and Chairman of U.S. Energy and Co-Chairman of Crested Corp., could be deemed to beneficially own the shares of common stock held by U.S. Energy and Crested. Mr. Larsen disclaims beneficial ownership of such shares in excess of his indirect pecuniary interest in such shares.

(10)
Mr. Larsen, the President and Chief Operating Officer of U.S. Energy, could be deemed to beneficially own the shares of common stock held by U.S. Energy and Crested. Mr. Larsen disclaims beneficial ownership of such shares in excess of his indirect pecuniary interest in such shares.

†
Includes 4,545 shares of restricted common stock granted to each of our non-employee directors under our stock incentive plan, effective as of the initial closing of our private placement. The shares of restricted common stock vest 33%, 33%, and 34% over three years, beginning on the first anniversary of the date of grant.

SELLING STOCKHOLDERS

        This prospectus covers shares acquired in private transactions exempt from registration under the Securities Act. Some of the shares sold in our private placement were sold directly to "accredited investors" as defined by Rule 501(a) under the Securities Act pursuant to an exemption from registration provided in Regulation D, Rule 506 under Section 4(2) of the Securities Act. In addition, we sold shares of our common stock to Friedman, Billings, Ramsey & Co., Inc., who acted as initial purchaser and sole placement agent in the private placement. FBR sold shares it purchased from us in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed to be "qualified institutional buyers" as defined by Rule 144A under the Securities Act or to non-U.S. persons pursuant to Regulation S under the Securities Act. The selling stockholders who purchased shares from us or FBR in our private placement and our initial stockholders and their transferees, pledgees, donees, assignees, or successors, may from time to time offer and sell under this prospectus any or all of the shares listed opposite each of their names below. Information regarding our directors, officers and principal stockholders who are selling stockholders is located under the section of this prospectus entitled "Security Ownership of Certain Beneficial Owners and Management."

        The following table sets forth information about the number of shares owned by each selling stockholder that may be offered from time to time under this prospectus. Certain selling stockholders may be deemed to be "underwriters" as defined in the Securities Act. Any profits realized by the selling stockholder may be deemed to be underwriting commission.

        The table below has been prepared based on information furnished to us by the selling stockholders as of May 1, 2006. The selling stockholders identified below may have sold, transferred, or otherwise disposed of some or all of their shares since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act. Information concerning the selling stockholders may change from time to time and, if necessary, we will amend or supplement this prospectus accordingly. We cannot give an estimate as to the amount of shares of common stock that will be held by the selling stockholders upon termination of this offering because the selling stockholders may sell some or all of their common stock under the offering contemplated by this prospectus. However, except as otherwise indicated, each selling stockholder is registering pursuant to the registration statement, of which this prospectus is a part, 100% of the shares of our common stock currently held by such selling stockholder. Therefore, if each such selling stockholder sells all of the shares it is offering, such selling stockholder will no longer own any shares of our common stock. The total amount of shares that may be sold hereunder will not exceed the number of shares offered hereby. Please read "Plan of Distribution."

        We have been advised that as noted below in the footnotes to the table,            of the selling stockholders are broker-dealers and            of the selling stockholders are affiliates of broker-dealers. We have been advised that each of such selling stockholders purchased our common stock in the ordinary course of business, not for resale, and that none of such selling stockholders had, at the time of purchase, any agreements or understandings, directly or indirectly, with any person to distribute the common stock. If shares of our common stock purchased in our private placement are sold by any selling stockholder to a transferee pursuant to Rule 144A or Regulation S and such transferee notifies us of such transfer and provides us with certain information for inclusion herein, then we will file a post-effective amendment to the registration statement that includes this prospectus or a prospectus supplement, amending the list of selling stockholders to include the transferee as a selling stockholder. Upon being notified by a selling stockholder that it intends to use an agent or principal to sell its shares, a post-effective amendment to the registration statement that includes this prospectus will be filed, naming the agent or principal as an underwriter and disclosing the compensation arrangement. All selling stockholders are subject to Regulation M and are precluded from engaging in any short selling activities prior to effectiveness and for as long as they are participants in the offering.

        Except as noted below, to our knowledge, none of the selling stockholders has, or has had within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates, other than their ownership of shares described below.

Selling Stockholders	Number of Shares Beneficially Owned	Percentage of Common Stock Outstanding	Number of Shares of Common Stock That May Be Sold
A&C Tank Sales Company, Inc.(1)	2,941	*	2,941
Advisory Research Energy Fund, L.P.(2)	175,000	*	175,000
Advisory Research Microcap Value Fund, L.P.(2)	400,000	1.6%	400,000
Alexander, Leslie L.	181,818	*	181,818
Alexandra Global Master Fund Ltd.(3)	200,000	*	200,000
Anima S.G.R.p.A.(4)	130,000	*	130,000
Barnes, Ronald T.(5)	32,500	*	10,000
Bear Stearns Securities Corp. FBO J. Steven Emerson IRA R/O II(6)	100,000	*	100,000
Bear Stearns Securities Corp. FBO J. Steven Emerson Roth IRA(6)	125,000	*	125,000
Blueprint Partners, LP(7)	25,000	*	25,000
Blue Ridge Investments, Inc.(8)	2,300	*	2,300
Brady Retirement Fund, L.P.(9)	25,000	*	25,000
Carney, Byron & Judith — JTWROS	1,177	*	1,177
CCBM, Inc.(10)	2,459,102	9.8%	2,459,102
Cedar Tactical Fund(11)	22,727	*	22,727
Ceisel, Charles B.	1,000	*	1,000
Cheyne Special Situations Fund LP(12)	685,000	2.7%	685,000
Coleman Family Revocable Trust(13)	2,942	*	2,942
Compania Internacional Financieria SA(14)	90,909	*	90,909
CRS Fund, Ltd.(15)	30,000	*	30,000
Cyrus Opportunities Master Fund II, Ltd.(15)	470,000	1.9%	470,000
D'Amico, Raphael(16)	1,000	*	1,000
DB AG London(17)	150,000	*	150,000
DLJ Merchant Banking Partners III, L.P. and affiliated funds(18)	7,306,782	29.1%	7,306,782
DWS Dreman Small Cap Value Fund(19)	459,000	1.8%	459,000
DWS Dreman Small Cap Value VIP(19)	241,000	*	241,000
Eakin, LeRoy III & Lindsay — JTBE	13,636	*	13,636
Endeavor Asset Management L.P.(20)	10,000	*	10,000
Feinstein, Robert(21)	50,000	*	50,000
Foley, David	15,000	*	15,000
Elisabet Nathhorst/Folksam(22)	50,000	*	50,000
G.J. Vogel Inc. Profit Sharing Plan(23)	1,177	*	1,177
Geary Partners, L.P.(9)	76,000	*	76,000
Geddes & Company(24)	18,180	*	18,180
GLG North American Opportunity Fund(25)	454,545	1.8%	454,545
Gruber & McBaine International(26)	46,795	*	46,795
Harke, Felix R. SEP/IRA	300	*	300
Harrison, Stephen L. IRA(27)	772	*	772
Have and Co. F/B/O John Hancock Mid Cap Growth Fund	300,000	1.2%	300,000
Heijer, Michael E. IRA R/O	1,470	*	1,470
Helms, Peter IRA(28)	454	*	454
Highbridge Event Driven Relative Value Fund, LP(29)	45,682	*	45,682
Highbridge Event Driven Relative Value Fund, Ltd.(29)	356,818	1.4%	356,818
Highbridge International LLC(29)	297,500	1.2%	297,500

Jana Piranha Master Fund, Ltd.(30)	409,889	1.6%	409,889
Jon D. & Linda W. Gruber Trust(31)	40,546	*	40,546
Kamunting Street Master Fund, LTD(32)	272,727	1.1%	272,727
Lagunitas Partners LP(26)	171,386	*	171,386
Lansing Family Trust(33)	13,460	*	13,460
Lee, James Y.(34)	7,000	*	7,000
Liebro Partners LLC(35)	2,364	*	2,364
Lorraine & Urethane Employees Pens. Plan(36)	27,273	*	27,273
LRM Holdings, Inc.	5,000	*	5,000
Lucas Energy Total Return Master Fund, L.P(37)	45,000	*	45,000
Lucas Energy Total Return Partners LP(38)	15,000	*	15,000
Maheshwari, Raj	13,000	*	13,000
McBaine, J. Patterson	14,000	*	14,000
McGinley, Patrick & Shelley	5,384	*	5,384
Metzler International Investments PLC — Metzler International Growth(39)	9,800	*	9,800
Metzler Investment GmbH — Metzler Wachstum International(39)	282,000	1.1%	282,000
Metzler Investment GmbH — Mi Fouds 208(39)	4,900	*	4,900
Metzler Strategic Investments PLC — Libertas Wachstum International(39)	3,300	*	3,300
Modern Capital Fund LLC(40)	27,273	*	27,273
Morgan Stanley & Co. Incorporated**	727,273	2.9%	727,273
Pacific Asset Partners(41)	90,000	*	90,000
Park West Investors LLC(42)	152,938	*	152,938
Park West Partners International, Ltd.(42)	32,517	*	32,517
Polachek, Michael D.	589	*	589
Presidio Partners(9)	99,000	*	99,000
Reimers, Eric W. & Marcia	7,700	*	7,700
Schoonmaker, Peter G.(43)	57,250	*	10,000
Sector Cognimetrica(44)	450,000	1.8%	450,000
Sector Maritime(44)	450,000	1.8%	450,000
Sexworth, Elizabeth Rollover IRA(45)	909	*	909
Shah, Rajnikant and Dilroza — JTWROS	11,765	*	11,765
Shebby, Christopher(46)	10,000	*	10,000
Stratford Partners, LP(47)	50,000	*	50,000
Tivoli Partners L.P. (48)	75,000	*	75,000
The Catfish Fund, LP(49)	200,000	*	200,000
The Northwestern Mutual Life Insurance Co.(50)**	909,091	3.6%	909,091
Trust of William J. Walsh IV(51)	2,000	*	2,000
U.S. Energy Corporation/Crested Corp.(52)	2,459,102	9.8%	2,459,102
Uhland, Gary W.(53)	43,815	*	43,815
United Capital Management, Inc.(54)	27,272	*	27,272
Webster, Steven A.(55)	13,636	*	9,091
Wilmovsky, Brian and Kelly — JTWROS	1,500	*	1,500

*
Percentage of common stock beneficially owned does not exceed one percent (1%).

**
Broker-dealer or an affiliate of a broker-dealer.

(1)
Joseph C. Caltaneo is the President and sole stockholder of A&C Tank Sales Company, Inc. and is deemed to have voting and dispositive power over the shares held by this selling stockholder.

(2)
Advisory Research, Inc. ("ARI") is the general partner and investment manager of this selling stockholder. ARI, Brien M. O'Brien, President and Chief Executive Officer of ARI, and David B. Heller, Chairman of ARI, have voting and dispositive power over the securities held by this selling stockholder.

(3)
Alexandra Investment Management, LLC, a Delaware limited liability company ("Alexandra"), serves as investment adviser to this selling stockholder. By reason of such relationship, Alexandra may be deemed to share voting or dispositive power over the shares of common stock stated as beneficially owned by this selling stockholder. Alexandra disclaims beneficial ownership of such shares of common stock. Messrs. Mikhail A. Filimonov ("Filimonov") and Dimitri Sogoloff ("Sogoloff") are managing members of Alexandra. By reason of such relationships, Filimonov and Sogoloff may be deemed to share voting or dispositive power over the shares of common stock stated as beneficially owned by this selling stockholder. Filimonov and Sogoloff disclaim beneficial ownership of such shares of common stock.

(4)

(5)
Mr. Barnes is our Chief Financial Officer, Senior Vice President and Secretary. Please see "Management" for further information regarding Mr. Barnes' relationship with us and "Security Ownership of Certain Beneficial Owners and Management" for further information regarding his ownership in us.

(6)
J. Steven Emerson is the sole beneficiary of this selling stockholder and has voting and dispositive power over the securities held by this selling stockholder.

(7)
Rajesh Idnani has voting and dispositive power over the shares held by this selling stockholder.

(8)
David Henry Stevenson has is the sole stockholder of this selling stockholder and is deemed to have voting and dispositive power over the shares held by this selling stockholder.

(9)
William Brady is the general partner of this selling stockholder and has voting and dispositive power over the shares held by this selling stockholder.

(10)
CCBM, Inc. is one of our initial stockholders. Please see "Security Ownership of Certain Beneficial Owners and Management" for further information regarding its ownership in us.

(11)
Cedar Partners (Switzerland) S.A. serves as the investment advisor for Cedar Tactical Fund.

(12)

(13)
Ron W. Coleman and Michelle A. Coleman, as trustees, have voting and dispositive power over the shares held by this selling stockholder.

(14)

(15)
Cyrus Capital Partners GP, LLC is the general partner of, and Cyrus Capital Partners LP is the investment manager for, this selling stockholder. Stephen C. Friedheim is the Managing Partner of Cyrus Capital Partners LP and is deemed to have voting and dispositive power over the shares held by this selling stockholder.

(16)
Mr. D'Amico is an employee of FBR.

(17)

(18)
DLJ Merchant Banking Partners III, L.P. and its affiliated funds are our initial stockholders. Please see "Security Ownership of Certain Beneficial Owners and Management" for further information regarding their ownership in us.

(19)
Nelson Woodard has voting and dispositive power over the shares held by this selling stockholder.

(20)
Patrick Tully is the general partner of this selling stockholder and is deemed to have voting and dispositive power over the shares held by this selling stockholder.

(21)
Mr. Feinstein is a broker for FBR.

(22)

(23)
Gregory J. Vogel has voting and dispositive power over the shares held by this selling stockholder.

(24)
F. Michael Geddes has voting and dispositive power over the shares held by this selling stockholder.

(25)

(26)
Gruber & McBaine Cap Mgmt. has voting and dispositive power over the shares held by these selling stockholders. Jon D. Gruber, J. Patterson McBaine and Eric B. Swergold are the equityholders of Gruber & McBaine Cap Mgmt.

(27)
Mr. Harrison is an employee of FBR.

(28)
Mr. Helms in an employee of FBR.

(29)
Highbridge Capital Management LLC has voting and dispositive power over the shares held by this selling stockholder. Henry Swicca, Glenn Dubin, and JP Morgan Chase & Co. are the members of Highbridge Capital Management LLC.

(30)
Jana Partners, LLC is the general partner of Jana Piranha Master Fund, Ltd., and Gary Claar and Barry Rosenstein are the principals of Jana Partners, LLC. By virtue of their position with Jana Partners, LLC, Messrs. Claar and Rosenstein are deemed to have voting and dispositive power over the shares held by this selling stockholder.

(31)
Jon D. Gruber has voting and dispositive power over the shares held by this selling stockholder.

(32)
Allan Teh has voting and dispositive power over the shares held by this selling stockholder.

(33)
Thomas H. Lansing and Susan Lansing have voting and dispositive power over the shares held by this selling stockholder.

(34)
Mr. Lee is an employee of FBR.

(35)
Ronald Liebowitz has voting and dispositive power over the shares held by this selling stockholder.

(36)

(37)
George B. Lucas, Jr. and Russell J. Lucas have voting and dispositive power over the shares held by this selling stockholder.

(38)
Lucas Energy LLC has voting and dispositive power over the shares held by this selling stockholder. George B. Lucas, Jr. and Russell J. Lucas are the members of Lucas Energy LLC.

(39)

(40)
Dennis T. Mykytyn has voting and dispositive power over the shares held by this selling stockholder.

(41)
Pacific Management Ltd. is the general partner of Pacific Asset Partners.

(42)
Peter S. Park is the managing member of Park West Asset Management, LLC, the investment manager of Park West Partners International, Ltd. and the managing member of Park West Investors LLC. By virtue of his position with Park West Asset Management, LLC, Mr. Park is deemed to have voting and dispositive power over the shares held by these selling stockholders.

(43)
Mr. Schoonmaker is our Chief Executive Officer and President. Please see "Management" for further information regarding Mr. Schoonmaker's relationship with us and "Security Ownership of Certain Beneficial Owners and Management" for further information regarding his ownership in us.

(44)

(45)
Ms. Sexworth is an employee of FBR.

(46)
Mr. Shebby is an employee of FBR.

(47)
Chad Comiteau and Mark Fain are the general partners of this selling stockholder and are deemed to have voting and dispositive power over the shares held by this selling stockholder.

(48)
Peter I. Kenner has voting and dispositive power over the shares held by this selling stockholder.

(49)
Bodri Capital Management, LLC is the general partner of The Catfish Fund, LP, and Jerome H. Debs, II and Neal S. Jacobs are the sole members of Bodri Capital Management, LLC. By virtue of their position with Bodri Capital Management, LLC, Messrs. Debs and Jacobs are deemed to have voting and dispositive power over the shares held by this selling shareholder.

(50)
Northwestern Investment Management Company, LLC ("NIMC") is the investment adviser to this selling stockholder with respect to the listed shares. NIMC therefore may be deemed to be an indirect beneficial owner with shared voting power/investment power with respect to such shares. Jerome R. Baier is a portfolio manager for NIMC and manages the portfolio which holds such shares and therefore may be deemed to be an indirect beneficial owner with shared voting power/investment power with respect to such shares. However, pursuant to Rule 13d-4 under the Exchange Act, the immediately preceding sentence shall not be construed as an admission that Mr. Baier is, for purposes of section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any such shares.

(51)
Mr. Walsh is an employee of FBR.

(52)
U.S. Energy Corporation and its subsidiary, Crested Corp., are two of our initial stockholders. Please see "Security Ownership of Certain Beneficial Owners and Management" for further information regarding their ownership in us.

(53)
Mr. Uhland is our former President. Please see "Security Ownership of Certain Beneficial Owners and Management" for further information regarding his ownership in us.

(54)
James A. Lustig has voting and dispositive power over the shares held by this selling stockholder.

(55)
Mr. Webster is our Chairman of the Board. Please see "Management" and "Certain Relationships and Related Party Transactions" for further information regarding Mr. Webster's relationship with us and "Security Ownership of Certain Beneficial Owners and Management" for further information regarding his ownership in us.

DESCRIPTION OF CAPITAL STOCK

        The following description is based on relevant portions of the General Corporation Law of the State of Delaware and on our certificate of incorporation and bylaws. This summary is not necessarily complete, and we refer you to the Delaware General Corporation Law and our Second Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws for a more detailed description of the provisions summarized below.

        Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

        There are a total of 25,140,391 shares of common stock issued and outstanding as of May 1, 2006, which includes 36,360 shares of restricted common stock issued to non-employee directors under our stock incentive plan.

  Voting Rights

        The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. Cumulative voting of shares of common stock is prohibited, which means that the holders of a majority of shares voting for the election of directors can elect all members of our board of directors. Except as otherwise required by applicable law and except for certain matters set forth in our certificate of incorporation, some of which are discussed below, a majority vote is sufficient for any act of stockholders.

  Dividend Rights

        Subject to the preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for the payment of dividends.

  Liquidation Rights

        In the event of our liquidation, dissolution, or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and amounts owed to creditors and holders of preferred stock, if any. All outstanding shares of our common stock are fully paid and nonassessable.

  Other Matters

        The holders of common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock.

        The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that the board of directors may designate and issue in the future. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers of the holders of common stock, including their voting rights.

Preferred Stock

        We are authorized to issue up to 25,000,000 shares of preferred stock, in one or more series, having rights senior to our common stock. Our board of directors is authorized to establish the powers, rights, preferences, privileges and designations of one or more series of preferred stock without further stockholder approval.

        No shares of preferred stock are currently issued and outstanding and our board of directors has not designated any rights or preferences of any authorized shares of preferred stock. The rights, preferences, privileges and restrictions of any series of preferred stock issued by us in the future will be fixed by a certificate of designation relating to each series specifying the terms of the preferred stock, including:

  •
  the maximum number of shares in the series and the distinctive designation;

  •
  the terms on which dividends will be paid, if any, including whether dividends will be cumulative or non-cumulative;

  •
  the terms on which the shares may be redeemed, if at all;

  •
  the liquidation preference, if any;

  •
  the terms and conditions, if any, on which the shares of the series will be convertible into, or exchangeable for, shares of any other class or classes of capital stock;

  •
  restrictions on the issuance of shares;

  •
  the voting rights and powers, if any, on the shares of the series; and

  •
  any or all other powers, privileges, preferences and rights, and qualifications, limitations or restrictions of the shares.

Anti-Takeover Provisions

        Provisions in our certificate of incorporation and bylaws and applicable provisions of the Delaware General Corporation Law may make it more difficult and expensive for a third party to acquire control of us even if a change of control would be beneficial to the interests of our stockholders. These provisions could discourage potential takeover attempts. Our certificate of incorporation and bylaws:

  •
  authorize the issuance of blank check preferred stock that could be issued by our board of directors to thwart a takeover attempt;

  •
  classify the board of directors into staggered, three-year terms, which may lengthen the time required to gain control of our board of directors;

  •
  prohibit cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of stock to elect some directors;

  •
  require super-majority voting by our stockholders to effect amendments to provisions of our certificate of incorporation concerning the number of directors;

  •
  require super-majority voting by our stockholders to effect any stockholder-initiated amendment to any provision of our bylaws;

  •
  limit who may call special meetings of our stockholders;

  •
  prohibit stockholder action by written consent, thereby requiring all actions to be taken at a meeting of the stockholders;

  •
  establish advance notice requirements for stockholder nominations of candidates for election to the board of directors or for stockholder proposals that can be acted upon at annual meetings of stockholders; and

  •
  require that vacancies on the board of directors, including newly-created directorships, be filled only by a majority vote of directors then in office.

Business Combinations Under Delaware Law

        We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

        Under Section 203, a "business combination" is generally defined as a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholders and an "interested stockholder" is generally defined as a person who, together with any affiliates and associates, owns, or, in some cases, within three years prior did own, 15% or more of our voting stock. Under Section 203, a business combination between us and an interested stockholder is prohibited unless:

  •
  our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder prior to the date on which the stockholder attained such status;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by (i) persons who are directors and also officers of us and (ii) employee stock plans under which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

  •
  the business combination is approved by our board of directors on or subsequent to the date on which the interested stockholder attained such status and authorized at an annual or special meeting of the stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        This provision has an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock. With approval of our stockholders, we could amend our certificate of incorporation in the future to elect not to be governed by the anti-takeover law. This election would be effective 12 months after the adoption of the amendment and would not apply to any business combination between us and any person who became an interested stockholder on or before the adoption of the amendment.

Related Party Transactions and Corporate Opportunities

        Subject to the limitations of our certificate of incorporation and applicable law, our certificate of incorporation, among other things:

  •
  permits us to enter into transactions with entities in which one or more of our officers or directors are financially or otherwise interested;

  •
  permits any of our stockholders, officers or directors to conduct business that competes with us and to make investments in any kind of property in which we may make investments;

  •
  limits the fiduciary duties of certain of our stockholders, their affiliates and our directors and officers in potential conflict of interest, competition and corporate opportunity scenarios; and

  •
  provides that certain corporate opportunities made available to certain of our stockholders belong to such stockholders and that we waive any claim that any such corporate opportunity should have been presented to us.

Transfer Agent and Registrar

        Our transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

PLAN OF DISTRIBUTION

        We are registering the common stock covered by this prospectus to permit selling stockholders to sell these shares from time to time after the date of this prospectus. Under the registration rights agreement we entered into for the benefit of the selling stockholders who purchased shares of common stock in our private placement, we agreed to, among other things, bear all expenses, other than brokers' or underwriters' discounts and commissions, in connection with the registration and sale of the common stock covered by this prospectus. We will not receive any of the proceeds of the sale of the common stock offered by this prospectus. The aggregate proceeds to the selling stockholders from the sale of the common stock will be the purchase price of the common stock less any discounts and commissions. A selling stockholder reserves the right to accept and, together with their agents, to reject, any proposed purchases of common stock to be made directly or through agents.

        The common stock offered by this prospectus may be sold from time to time to purchasers:

  •
  directly by the selling stockholders and their successors, which includes their donees, pledgees or transferees or their successors-in-interest; or

  •
  through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or agent's commissions from the selling stockholders or the purchasers of the common stock. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

        To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling stockholders.

        Upon being notified by a selling stockholder that any material arrangement has been entered into with an underwriter, broker, dealer or agent regarding the sale of the common stock covered by this prospectus, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the selling stockholders, and any discounts, commissions or concessions allowed or reallowed or paid to dealers. The prospectus supplement and, if necessary, a post-effective amendment to the registration statement of which this prospectus forms a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the common stock.

        The selling stockholders and any underwriters, broker-dealers or agents who participate in the sale or distribution of the common stock may be deemed to be "underwriters" within the meaning of the Securities Act. The selling stockholders identified as registered broker-dealers in the selling stockholders table above under "Selling Stockholders" are deemed to be underwriters. As a result, any profits on the sale of the common stock by such selling stockholders and any discounts, commissions or agent's commissions or concessions received by any such broker-dealer or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Selling stockholders who are deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to prospectus delivery requirements of the Securities Act. Underwriters are subject to certain statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

        We will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares hereby.

        The common stock may be sold in one or more transactions at:

  •
  fixed prices;

  •
  prevailing market prices at the time of sale;

  •
  prices related to such prevailing market prices;

  •
  varying prices determined at the time of sale; or

  •
  negotiated prices.

        These sales may be effected in one or more of the following transactions:

  •
  on any national securities exchange or quotation system on which the common stock may be listed or quoted at the time of the sale;

  •
  in the over-the-counter market;

  •
  in privately negotiated transactions;

  •
  by pledge to secure debts or other obligations;

  •
  in put or call transactions;

  •
  in underwritten offerings;

  •
  through purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

  •
  in ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  •
  in exchange distributions and/or secondary distributions;

  •
  in any other transactions other than on such exchanges or services or in the over-the-counter market;

  •
  through the writing of options (including the issuance by the selling stockholders of derivative securities), whether the options or such other derivative securities are listed on an options exchange or otherwise;

  •
  through the settlement of short sales made after the effectiveness of the registration statement of which this prospectus is a part; or

  •
  through any combination of the foregoing.

        These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

        In connection with the sales of the common stock, the selling stockholders may enter into hedging transactions (but may not engage in any short selling activities prior the effectiveness of the registration statement of which this prospectus is a part) with broker-dealers or other financial institutions which in turn may:

  •
  engage in short sales of the common stock in the course of hedging their positions;

  •
  sell the common stock short and deliver the common stock to close out short positions;

  •
  loan or pledge the common stock to broker-dealers or other financial institutions that in turn may sell the common stock;

  •
  enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the common stock, which the broker-dealer or other financial institution may resell under the prospectus; or

  •
  enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

        We will use commercially reasonable efforts to list or include for quotation our common stock on The Nasdaq National Market. However, we can give no assurances that we will meet the qualifications for listing or as to the development of liquidity or any trading market for the common stock.

        There can be no assurance that any selling stockholder will sell any or all of the common stock under this prospectus. Further, we cannot assure you that any such selling stockholder will not transfer, devise or gift the common stock by other means not described in this prospectus. In addition, any common stock covered by this prospectus that qualifies for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The common stock covered by this prospectus may also be sold to non-U.S. persons outside the U.S. in accordance with Regulation S under the Securities Act rather than under this prospectus. The common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

        The selling stockholders and any other person participating in the sale of the common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular common stock being distributed. This may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

        We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act.

        We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the common stock to the public, including the payment of federal securities law and state blue sky registration fees, except that we will not bear any underwriting discounts or commissions or transfer taxes relating to the sale of shares of our common stock.

        The aggregate proceeds to the selling stockholders from the sale of the shares will be the purchase price of the common stock sold, less the aggregate agents' commissions, if any, and other expenses of issuance and distribution not borne by us.

        In compliance with guidelines of the NASD, Inc., the maximum commission or discount to be received by any NASD member or independent broker-dealer may not exceed 8% of the aggregate principal amount of the securities offered pursuant to this prospectus.

REGISTRATION RIGHTS

        Pursuant to the Securityholders Agreement.    Subject to certain restrictions, the amended and restated securityholders agreement provides DLJ Merchant Banking, CCBM, U.S. Energy and Crested with certain demand rights to require us to register their shares of our common stock. DLJ Merchant Banking and its funds may require us to register shares of common stock on up to three occasions. At any time after we file this registration statement and it becomes effective, each of (i) CCBM and (ii) U.S. Energy and Crested has the right on one occasion to require us to register shares of common stock, provided that each of (i) CCBM or (ii) U.S. Energy and Crested, as applicable, hold of record not less than 10% of our common stock on a fully diluted basis. We are not obligated to effect a demand registration unless the proposed offering proceeds for the offering equal or exceed $25 million. In addition, DLJ Merchant Banking, CCBM, U.S. Energy and Crested also have certain piggyback registration rights pursuant to the securityholders agreement which they have exercised in connection with this registration statement.

        DLJ Merchant Banking, CCBM, U.S. Energy and Crested are subject to a lockup until the earlier of (i) 180 days after the initial closing of the private placement which occurred on April 11, 2006 and (ii) 60 days after the initial effective date of this registration statement. This lockup prevents them from exercising any demand registration rights under the securityholders' agreement during the lockup period, except that each of such stockholders is entitled to include all or any portion of their common stock on this registration statement. Accordingly, each of our initial stockholders has elected to exercise their piggyback registration rights under the securityholders' agreement to register all or a portion of their common stock on this registration statement.

        Pursuant to the Registration Rights Agreement.    Holders of common stock who purchased in our April 2006 private placement are entitled to the benefits of a registration rights agreement among us and Friedman, Billings, Ramsey & Co., Inc. Pursuant to that registration rights agreement, we agreed, at our expense, to file with the SEC no later than 60 days following the closing of the private placement a registration statement registering for resale the shares of our common stock sold in the private placement plus any additional shares of common stock issued in respect thereof whether by stock dividend, stock split or otherwise. This prospectus is part of the registration statement that we filed to meet in part our obligations under that registration rights agreement.

        We agreed to use our commercially reasonable efforts to cause the registration statement to become effective under the Securities Act as soon as practicable after the filing and to continuously maintain the effectiveness of the registration statement under the Securities Act until the first to occur of:

  •
  the sale, transfer or other disposition of all of the shares of common stock covered by the registration statement pursuant to a registration statement or pursuant to Rule 144 under the Securities Act;

  •
  such time as all of the shares of our common stock originally sold in our private placement and covered by the registration statement and not held by affiliates of us are, in the opinion of our counsel, eligible for sale pursuant to Rule 144(k) (or any successor or analogous rule) under the Securities Act;

  •
  the shares have been sold to us or any of our subsidiaries; or

  •
  the second anniversary of the initial effective date of the registration statement.

        If we choose to file a registration statement for an initial public underwritten offering of our common stock prior to the effectiveness of this registration statement and the listing of our common stock on NASDAQ or other comparable quotation system, we shall have first priority as to registering our common stock. Our existing beneficial holders of common stock, including members of our management, and the holders of our common stock who purchased shares in our private placement, and each of their respective direct and indirect transferees, may elect to participate in such registration, on a pro rata basis, subject to:

  •
  compliance with the registration rights agreement;

  •
  cutback rights on the part of the underwriters; and

  •
  other conditions and limitations that may be imposed by the underwriters.

        Upon an initial public underwritten offering by us, our existing stockholders and the holders of our common stock that are beneficiaries of the registration rights agreement will not be able to sell any shares registered under the registration statement or any remaining shares not included in the initial public offering for a period of up to 60 days following the effective date of the registration statement filed in connection with the initial public underwritten offering.

        Notwithstanding the foregoing, we will be permitted, under limited circumstances, to suspend the use, from time to time, of the prospectus that is part of the registration statement (and therefore suspend sales under the registration statement) for certain periods, referred to as "blackout periods," if, among other things, any of the following occurs:

  •
  the representative of the underwriters of an underwritten offering of primary shares by us has advised us that the offer or sale of shares of our common stock under the registration statement would have a material adverse effect on an initial public offering by us;

  •
  a majority of the members of our board of directors, in good faith, determines that (1) the offer or sale of any shares of our common stock would materially impede, delay or interfere with any proposed financing, offer or sale of securities, acquisition, merger, tender offer, business combination, corporate reorganization, consolidation or other significant transaction involving us; (2) the sale of the shares covered by the registration statement would require disclosure of non-public material information not otherwise required to be disclosed under applicable law; or (3) either (x) we have a bona fide business purposes for preserving the confidentiality of the proposed transaction, (y) disclosure would have a material adverse effect on us or our ability to consummate the proposed transaction, or (z) the proposed transaction renders us unable to comply with SEC requirements; or

  •
  a majority of the members of our board of directors, in good faith, determines that we are required by law, rule or regulation to supplement the registration statement or file a post-effective amendment to the registration statement in order to incorporate information into the registration statement for the purpose of (1) including in the registration statement any prospectus required under Section 10(a)(3) of the Securities Act; (2) reflecting in the prospectus included in the registration statement any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment) that, individually or in the aggregate, represents a fundamental change in the information set forth in the prospectus; or (3) including in the prospectus included in the registration statement any material information with respect to the plan of distribution not disclosed in the registration statement or any material change to such information.

        The cumulative blackout periods in any 12-month period commencing on the closing of the offering may not exceed an aggregate of 90 days and furthermore may not exceed 60 days in any 90-day period, except as a result of a review of any post-effective amendment by the SEC prior to declaring any post-effective amendment to the registration statement effective provided we have used all commercially reasonable efforts to cause such post-effective amendment to be declared effective. We need not specify the nature of the event giving rise to a suspension in any notice to you of the existence of such suspension. Each holder, by purchasing shares in the private placement, agreed to hold any notice by us of a suspension period in confidence.

        In addition to this limited ability to suspend use of the registration statement, until we are eligible to incorporate by reference into the registration statement our periodic and current reports, which will not occur until at least one year following the end of the month in which our registration statement is declared effective and we become subject to the reporting requirements of the Exchange Act, we will be required to amend or supplement the registration statement to include our quarterly and annual financial information and other developments material to us. Therefore, sales under the registration statement will be suspended until the amendment or supplement, as the case may be, is filed and effective.

        We cannot, without the prior written consent of the holders of a majority of the outstanding registrable shares, enter into any agreement with current or prospective holders that would allow them (i) to include their shares in any registration statement filed pursuant to the registration rights agreement, unless such holders reduce the amount of their shares to be included if necessary to allow the inclusion of all the shares of the holders under the registration rights agreement or (ii) to have their common stock registered on a registration statement that could be declared effective prior to or within 180 days of the effective date of the registration statement filed pursuant to the registration rights agreement. The provisions described in this paragraph do not apply to the registration rights of our existing stockholders under the amended and restated securityholders agreement and other agreements entered into with our existing stockholders prior to our private placement.

        A holder that sells our common stock pursuant to a registration statement or as a selling stockholder pursuant to an underwritten public offering generally will be required to be named as a selling stockholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification rights and obligations). In addition, each holder of our common stock will be required to deliver information to be used in connection with the registration statement within a 10 business day period following receipt of notice from us in order to have such holder's shares of our common stock included in the registration statement.

        Each common stock certificate representing the shares privately placed in our April 2006 private placement may contain a legend to the effect that the holder thereof, by its acceptance thereof, will be deemed to have agreed to be bound by the provisions of the registration rights agreement. In that regard, each holder will be deemed to have agreed that, upon receipt of notice of the occurrence of any event which makes a statement in the prospectus which is part of the registration statement untrue in any material respect or which requires the making of any changes in such prospectus in order to make the statements therein not misleading, or of certain other events specified in the registration rights agreement, such holder will suspend the sale of our common stock pursuant to such prospectus until we have amended or supplemented such prospectus to correct such misstatement or omission and have furnished copies of such amended or supplemented prospectus to such holder or we have given notice that the sale of the common stock may be resumed.

        In connection with our filing of the registration statement, we will agree to use our commercially reasonable efforts to satisfy the criteria for listing and list or include (if we meet the criteria for listing on such exchanges or market) our common stock on The New York Stock Exchange, the American Stock Exchange or The Nasdaq National Market (as soon as practicable, including seeking to cure in our listing or inclusion application any deficiencies cited by the exchange or market), and thereafter maintain the listing on such exchange or market. Please see "Risk Factors—Risks Relating to Our Common Stock—We may not be accepted for listing or inclusion on The Nasdaq National Market or an exchange."

        We will bear certain expenses incident to our registration obligations upon exercise of these registration rights, including the payment of federal securities law and state blue sky registration fees, except that we will not bear any brokers' discounts or fees, underwriting discounts or commissions, transfer taxes or legal fees of selling stockholders relating to the sale of shares of our common stock. We will agree to indemnify each selling stockholder for certain violations of federal or state securities laws in connection with any registration statement in which such selling stockholder sells its shares of our common stock pursuant to these registration rights. Each selling stockholder will in turn agree to indemnify us for federal or state securities law violations that occur in reliance upon written information it provides for us in the registration statement.

        We will also provide each holder of registrable shares copies of the prospectus that is a part of the registration statement, notify such holder when the registration statement has become effective, and take certain other actions as are required to permit unrestricted resales.

        The preceding summary of certain provisions of the registration rights agreement is not intended to be complete, and is subject to, and qualified in its entirety by reference to, all of the provisions of the registration rights agreement and you should read this summary together with the complete text of the registration rights agreement filed as an exhibit to the registration statement.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

        The following is a general discussion of the material U.S. federal tax consequences to a non-U.S. holder of the ownership and disposition of our common stock, but is not a complete analysis of all the potential tax consequences relating thereto. For the purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that for U.S. federal income tax purposes is not a "U.S. person." For purposes of this discussion, the term "U.S. person" means:

  •
  an individual citizen or resident of the United States;

  •
  a corporation or a partnership (or other entity or arrangement taxable as a corporation or a partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state, any political subdivision thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust (x) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

        If an entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock and partners in such partnerships should consult their tax advisors.

        This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant in light of a non-U.S. holder's special tax status or special circumstances. U.S. expatriates, insurance companies, tax-exempt organizations, dealers in securities, banks or other financial institutions, "controlled foreign corporations," "passive foreign investment companies," broker-dealers, corporations that accumulate earnings and profits to avoid U.S. federal income tax and investors that hold our common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that may be subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code") and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, each non-U.S. holder should consult its tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

        We do not presently anticipate paying cash distributions on shares of our common stock. For more information, please see "Dividend Policy." In the event that we do pay distributions on our common stock, however, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder's adjusted tax basis in the common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of the common stock.

        Amounts treated as dividends paid to a non-U.S. holder of common stock generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividends or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder must provide a valid Internal Revenue Service, or "IRS," Form W-8BEN, or other successor form, certifying qualification for the reduced rate.

        Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder are exempt from such withholding tax. In order to obtain this exemption, a non-U.S. holder must provide a valid IRS Form W-8ECI, or other successor form, properly certifying such exemption. Effectively connected dividends, although not subject to withholding tax, are generally taxed at the same graduated rates applicable to U.S. persons, net of allowable deductions and credits.

        In addition to the graduated tax described above, dividends received by a corporate non-U.S. holder that are effectively connected with a U.S. trade or business of such holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

        A non-U.S. holder of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

  •
  the gain is effectively connected with a U.S. trade or business of the non-U.S. holder or, if a tax treaty applies, attributable to a U.S. permanent establishment maintained by such non-U.S. holder;

  •
  the non-U.S. holder is an individual who holds the common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

  •
  our common stock constitutes a U.S. real property interest by reason of our status as a "U.S. real property holding corporation," or "USRPHC," for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for our common stock.

        Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally and, for corporate holders under certain circumstances, the branch profits tax, but will generally not be subject to withholding, provided any certification requirements are met. Gain described in the second bullet point above, which may be offset by United States source capital losses even though the recipient is not considered a resident of the United States, will be subject to a flat 30% U.S. federal income tax. Non-U.S. holders should consult any applicable income tax treaties that may provide different rules.

        We believe that we are a USRPHC for U.S. federal income tax purposes. However, our common stock would not be treated as a U.S. real property interest with respect to a non-U.S. holder if our common stock were considered to be "regularly traded on an established securities market," within the meaning of Section 897 of the Code and the applicable Treasury Regulations, at any time during the calendar year in which the sale or other disposition occurs and the non-U.S. holder does not actually or constructively own, at any time during the five-year period ending on the date of the sale or other disposition, more than 5% of our common stock. It is likely that our common stock will not be considered regularly traded on an established securities market prior to the effectiveness of the shelf registration statement registering the resale of shares sold in the future. In addition, even after the shelf registration statement becomes effective, it is possible that our common stock will not be considered regularly traded if it is not regularly quoted by brokers or dealers making a market in our common stock. If our common stock is treated as a U.S. real property interest, a non-U.S. holder of such common stock will be subject to U.S. federal income tax on a net income basis on any gain recognized on a sale or other disposition of our common stock, and a purchaser may be required to withhold 10% of the proceeds payable to such non-U.S holder from the disposition of our common stock. In addition, if the non-U.S. holder is a foreign corporation, the additional branch profits tax described above may apply. Any amount withheld in excess of any tax owed may be refundable if the required information is timely furnished to the IRS. A non-U.S. holder should consult its tax advisors with respect to the application of the foregoing rules to its ownership and disposition of our common stock.

Federal Estate Taxes

        Common stock owned or treated as being owned by a non-U.S. holder at the time of death will be included in such holder's gross estate for U.S. federal tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld, together with other information. A similar report is sent to the recipient of the dividend. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends as described above or withholding could have been reduced or eliminated by an applicable income tax treaty. Pursuant to income tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

        Backup withholding (currently at a rate of 28%) will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. holder of our common stock if the holder has provided the certification described above that it is not a U.S. person or has otherwise established an exemption.

        Payment of the proceeds from a disposition by a non-U.S. holder of our common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding.

        Payments of the proceeds from a disposition effected outside the United States by a non-U.S. holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to such a payment if the broker is a U.S. person, or has specified connections with the United States, unless in any such case the broker has documentary evidence that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

        Backup withholding is not an additional tax. Rather, the tax liability of the non-U.S. holder subject to backup withholding will be reduced by the amount of any tax withheld. If any amounts withheld under the backup withholding rules result in an overpayment of taxes, a refund or a credit against a non-U.S. holder's U.S. federal income tax liability may be obtained provided that the required information is timely furnished to the IRS.

FUTURE TRANSACTIONS

        Pursuant to an engagement letter entered into between us and Friedman, Billings, Ramsey and Co., Inc. (FBR) in connection with our private placement, we granted to FBR a right of first refusal to act in certain transactions we enter into or contemplate in which we retain an investment banker, underwriter or placement agent. The compensation to be received by FBR in connection with such transactions would be determined by agreement between us and FBR, subject to the terms of the engagement letter.

LEGAL MATTERS

        The validity of the shares offered by this prospectus will be passed upon for us by our counsel, Andrews Kurth LLP, Houston, Texas.

EXPERTS

        The financial statements of Pinnacle Gas Resources, Inc. as of December 31, 2005 and 2004 and for the period June 23, 2003 (inception) through December 31, 2003 and for the years ended December 31, 2004 and 2005 have been included herein in reliance upon the report of Ehrhardt Keefe Steiner & Hottman PC, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

        We dismissed PricewaterhouseCoopers, our previous independent auditors, on September 19, 2005 based on the recommendation of our board of directors. We did not have any disagreements with PricewaterhouseCoopers regarding any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which disagreement would have caused PricewaterhouseCoopers to make reference to the subject matter of the disagreement in connection with their audit report. PricewaterhouseCoopers' audit reports on our financial statements did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

        The information included in this prospectus as of December 31, 2005, 2004 and 2003 relating to our total gas supply and our owned gas reserves is derived from reports prepared or reviewed by Netherland, Sewell & Associates, Inc., independent petroleum engineers, as stated in their reserve report with respect thereto. This information is included in this prospectus in reliance upon the authority of said firm as experts with respect to the matters covered by their report and the giving of their report.

INDEX TO FINANCIAL STATEMENTS

Page
Pinnacle Gas Resources, Inc. Financial Statements:
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets as of December 31, 2004 and 2005	F-3
Statements of Operations for the period from June 23, 2003 (inception) to December 31, 2003 and the years ended December 31, 2004 and 2005	F-4
Statements of Cash Flows for the period from June 23, 2003 (inception) to December 31, 2003 and the years ended December 31, 2004 and 2005	F-5
Statements of Redeemable Preferred Stock and Stockholders' Equity for the period from June 23, 2003 (inception) to December 31, 2003 and the years ended December 31, 2004 and 2005	F-6
Notes to Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Pinnacle Gas Resources, Inc.
Sheridan, Wyoming

        We have audited the accompanying balance sheets of Pinnacle Gas Resources, Inc. as of December 31, 2005 and 2004 and the related statements of operations, redeemable preferred stock and stockholders' equity and cash flows for the years ended December 31, 2005, 2004 and for the period of June 23, 2003 (inception) through December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Gas Resources, Inc. as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31, 2005, 2004 and for the period from June 23, 2003 (inception) through December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ Ehrhardt Keefe Steiner & Hottman PC

March 14, 2006, except for Note 22 which is as of May 4, 2006
Denver, Colorado

PINNACLE GAS RESOURCES, INC.

Balance Sheets

	December 31
	2005	2004
	(in thousands, except share and per share data)
Assets
Current assets
Cash and cash equivalents	$2,672	$3,599
Receivables
Accrued gas sales	5,872	2,871
Joint interest receivables	2,645	3,430
Assets held for sale	394	—
Inventory of material for drilling and completion	480	505
Prepaid expenses	113	402

Total current assets	12,176	10,807

Property and equipment, at cost, net of accumulated depreciation	1,888	652
Oil and gas properties, using full cost accounting, net of accumulated depreciation, depletion and amortization
Proved	30,361	29,375
Unproved	31,280	13,027
Inventory of material for drilling and completion	1,238	505
Certificate of deposit-restricted	138	138

Total assets	$77,081	$54,504

Liabilities and Stockholders' Equity
Current liabilities
Long term debt-current portion	$21	$—
Capital lease obligations, current	98	189
Accrued dividends payable	1,213	725
Trade accounts payable	5,339	4,053
Revenue distribution payable	8,065	4,392
Drilling prepayments from joint interest owners	—	1,131
Accrued liabilities	2,030	1,821
Net unrealized short-term loss on commodity derivatives	2,901	130

Total current liabilities	19,667	12,441
Long-term asset retirement obligations	1,277	554
Production taxes, non-current	1,005	—
Capital lease obligations, non-current	—	156
Long term debt-net of current portion	807	—
Net unrealized long-term loss on commodity derivatives	941	508
Derivative liability	200	158

Total liabilities	23,897	13,817

Commitments and contingencies (Note 16)
Series A Redeemable Preferred stock, $0.01 par value; 25,000,000 authorized, 462,189 and 276,182 shares issued and outstanding at December 31, 2005 and 2004, respectively	31,400	18,338
Stockholders' equity
Common stock, $0.01 par value; 100,000,000 authorized and 5,800,000 and 5,000,000 shares issued and outstanding at December 31, 2005 and 2004, respectively	58	50
Additional paid-in capital	10,852	16,102
Warrants and options	15,428	8,911
Accumulated deficit	(4,554)	(2,714)

Total stockholders' equity	21,784	22,349

Total liabilities and stockholders' equity	$77,081	$54,504

PINNACLE GAS RESOURCES, INC.

Statements of Operations

	Year Ended December 31		Period from June 23, 2003 (inception) to December 31, 2003
	2005	2004
	(in thousands, except share and per share data)
Revenues
Gas sales	$14,136	$7,393	$1,679
Losses on derivatives	(4,815)	(766)	—
Earn-in joint venture	1,629	368	41

Total revenues	10,950	6,995	1,720
Cost of revenues
Lease operating expenses	1,781	1,445	772
Production taxes	1,637	838	186
Marketing and transportation	1,582	1,218	299

Total cost of revenues	5,000	3,501	1,257

Gross profit	5,950	3,494	463
Operating expenses
General and administrative, net	2,267	1,552	729
Organization cost	—	—	311
Depreciation, depletion, amortization and accretion	5,622	3,328	850

	7,889	4,880	1,890

Operating loss	(1,939)	(1,386)	(1,427)
Other income(expense)
Interest income	17	61	33
Other income	129	4	3
Interest expense	(47)	(2)	—

	99	63	36

Net loss before income taxes	(1,840)	(1,323)	(1,391)
Income taxes	—	—	—

Net loss	(1,840)	(1,323)	(1,391)
Preferred dividend, related party	(5,409)	(2,623)	(719)

Net loss attributable to common shareholders	$(7,249)	$(3,946)	$(2,110)

Basic and diluted net loss per share	$(1.42)	$(0.79)	$(0.42)
Weighted average shares outstanding (basic and diluted)	5,094,800	5,000,000	5,000,000

PINNACLE GAS RESOURCES, INC.

Statements of Cash Flows

			Period from June 23, 2003 (inception) to December 31, 2003
	Year Ended December 31
	2005	2004
	(in thousands)
Cash flows from operating activities
Net loss	$(1,840)	$(1,323)	$(1,391)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation, depletion, amortization and accretion	5,622	3,328	850
Loss on derivatives	4,815	766	—
Changes in assets and liabilities
(Increase) decrease in receivables	(2,214)	(4,869)	(1,434)
(Increase) decrease in inventory	24	(505)	—
(Increase) decrease in prepaid expenses	289	(227)	(175)
(Decrease) increase in accounts payable and accrued liabilities	(1,573)	320	2,963
(Decrease) increase in revenue distribution payable	3,672	3,891	502
Asset retirement obligation settled during the period	(3)	(31)	—

Net cash provided by operating activities	8,792	1,350	1,315

Cash flows from investing activities
Capital expenditures—exploration and production	(20,866)	(13,149)	(13,977)
Capital expenditures—property and equipment	(1,698)	(235)	(198)
Purchase of restricted certificate of deposit	—	—	(138)
(Increase) decrease in inventory held for exploration and development	(733)	(505)	—
Realized loss on derivatives	(1,610)	(128)	—
Increase in assets held for sale	(394)	—	—

Net cash used in investing activities	(25,301)	(14,017)	(14,313)

Cash flows from financing activities
Proceeds from issuance of preferred stock	15,000	12,000	13,000
Issuance cost related to preferred stock	(300)	(240)	(363)
Proceeds from issuance of common stock	169	—	5,000
Issuance cost related to common stock	—	—	(113)
Principal payments on note payable and capital leases	(116)	(20)	—
Proceeds from long-term debt	829	—	—

Net cash provided by financing activities	15,582	11,740	17,524

Net (decrease) increase in cash and cash equivalents	(927)	(927)	4,526
Cash and cash equivalents at beginning of year	3,599	4,526	—

Cash and cash equivalents at end of year	$2,672	$3,599	$4,526

Noncash investing and financing activities
Capital expenditures included in trade accounts payable	$2,941	$1,779	$1,943
Oil & gas properties acquired through issuance of common stock	—	—	15,000
Asset retirement obligation included in oil and gas properties	656	128	394
Assets acquired through capital leases	—	364	—
Capital lease asset turned in	133	—	—
Fair value of options and warrants	6,517	4,305	4,606
Dividend paid in kind with the issuance of additional preferred stock	3,601	2,249	368
Derivative liability related to preferred stock	42	59	99
Supplemental cash flow information
Cash payments for interest, net of amount capitalized	$47	$2	$—
Cash payments for income taxes	—	—	—

PINNACLE GAS RESOURCES, INC.

Statements of Redeemable Preferred Stock and Stockholders' Equity

			Stockholders' Equity
	Redeemable Preferred Stock
			Common Stock
					Warrants and Options	Additional Paid-In Capital	Accumulated Deficit
	Shares	Amount	Shares	Amount				Total
	(in thousands except share amounts)
Balance at Inception, June 23, 2003
Initial capitalization:
Issuance of preferred stock for cash, net of offering costs and derivative liability	130,000	$12,538	—	$—	$—	$—	$—	$—
Common stock, net of $113 of offering costs	—	—	5,000,000	50	—	19,837	—	19,887
Fair value of warrants at issuance	—	(4,422)	—	—	4,422	—	—	4,422
Fair value of escalating options	—	—	—	—	184	(184)	—	—
Dividends on preferred	—	—	—	—	—	(719)	(719)
Dividends paid in-kind on preferred	3,687	368	—	—	—	—	—	—
Net loss for the period	—	—	—	—	—	—	(1,391)	(1,391)

Balance at December 31, 2003	133,687	8,484	5,000,000	50	4,606	18,934	(1,391)	22,199
Issuance of preferred stock for cash, net of offering costs and derivative liability	120,000	11,701	—	—	—	—	—	—
Fair value of warrants at issuance	—	(4,096)	—	—	4,096	—	—	4,096
Fair value of escalating options	—	—	—	—	209	(209)	—	—
Dividends on preferred	—	—	—	—	—	(2,623)	—	(2,623)
Dividends paid in-kind on preferred	22,495	2,249	—	—	—	—	—	—
Net loss for the year	—	—	—	—	—	—	(1,323)	(1,323)

Balance at December 31, 2004	276,182	18,338	5,000,000	50	8,911	16,102	(2,714)	22,349
Issuance of preferred stock for cash, net of offering costs and derivative liability	150,000	14,658	—	—	—	—	—	—
Fair value of warrants at issuance	—	(5,197)	—	—	5,197	—	—	5,197
Issuance of common stock upon exercise of Class B Warrants at $.01	—	—	750,000	8	—	(8)	—	—
Issuance of common stock upon exercise of options	—	—	50,000	—	—	167	—	167
Dividends on preferred	—	—	—	—	—	(4,089)	—	(4,089)
Dividends paid in-kind on preferred	36,007	3,601	—	—	—	—	—	—
Warrants issued in connection with payment of dividend in-kind on preferred	—	—	—	—	1,320	(1,320)	—	—
Net loss for the year	—	—	—	—	—	—	(1,840)	(1,840)

Balance at December 31, 2005	462,189	$31,400	5,800,000	$58	$15,428	$10,852	$(4,554)	$21,784

PINNACLE GAS RESOURCES, INC.

Notes to Financial Statements

Note 1—Summary of Significant Accounting Policies

Business and Basis of Presentation

        On June 23, 2003, Pinnacle Gas Resources, Inc. (the "Company" or "Pinnacle") was formed as a Delaware corporation through a contribution of proved producing properties and undeveloped leasehold from CCBM, Inc. ("CCBM"), a wholly owned subsidiary of Carrizo Oil and Gas, Inc. ("Carrizo") and Rocky Mountain Gas, Inc. ("RMG") and a cash contribution from various Credit Suisse First Boston Private Equity entities ("CSFB"). In exchange for the contributed assets, CCBM and RMG each received 1,875,000 shares of common stock or 37.5% of the Company's outstanding common stock as of the initial formation. In exchange for its cash contribution, CSFB received 25% of the Company's outstanding common stock as of the initial formation as well as redeemable preferred stock with detachable warrants to purchase additional shares of common stock.

        Immediately following the formation, the Company used part of the cash proceeds to acquire an approximate 50% operative working interest in producing properties and undeveloped acreage in the eastern portion of the Powder River Basin, Wyoming, and has continued to acquire properties in this area.

        In February 2004, March 2005 and September 2005, CSFB contributed additional cash in exchange for redeemable preferred stock with detachable warrants to purchase additional shares of common stock. In 2005, part of the cash proceeds were used for an acquisition of undeveloped properties in Montana and Wyoming.

        Pinnacle's primary business is the exploration for, and the acquisition, development and production of coalbed methane natural gas in the United States. The Company is also engaged in gas property operations and the construction of low pressure gas collection systems which provide transportation for the Company's coal bed methane production.

        The Company's proportionate share of capital expenditures, production revenue and operating expenses from working interests in oil and gas properties is included in the financial statements.

Stock Split

        On March 10, 2006, the Company's board of directors approved a resolution to effect a 25-for-1 stock split of its common stock in the form of a stock dividend. The board previously approved the amendment of the Company's certificate of incorporation to increase the authorized common stock to 100,000,000 shares. The earnings per share information and all common stock information have been retroactively restated for all years to reflect this stock split and amendment. The pricing committee has been authorized to determine the record date and distribution date for the stock dividend, and is expected to declare this dividend after the filing of the authorized amended and restated certificate of incorporation and prior to the consummation of a private placement described in Note 22—Subsequent Events, of these footnotes.

Use of Estimates

        The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates with regard to the financial statements include the estimated carrying value of unproved properties, the estimate of proved oil and gas reserve volumes and the related present value of estimated future net cash flows and the ceiling test applied to capitalized oil and gas properties, the estimated cost and timing related to asset retirement obligations, the estimated fair value of derivative liabilities and the realizability of deferred tax assets.

Cash and Cash Equivalents

        Cash in excess of daily requirements is generally invested in money market accounts and commercial paper with maturities of three months or less. Such investments are deemed to be cash equivalents for purposes of the financial statements. The carrying amount of cash equivalents approximates fair value due to the short maturity and high credit quality of those investments. At times the Company maintains deposits in financial institutions in excess of federally insured limits. Management monitors the soundness of the financial institutions and believes the Company's risk is negligible.

Accounts Receivable

        The Company's revenue producing activities are conducted primarily in Wyoming. The Company grants credit to qualified customers, which potentially subjects the Company to credit risk resulting from, among other factors, adverse changes in the industry in which the Company operates and the financial condition of its customers. The Company continuously monitors collections and payments from its customers and if necessary, records an allowance for doubtful accounts based upon historical experience and any specific customer collection issues identified. As of December 31, 2005 and 2004, no allowance was deemed necessary.

Inventory

        Pinnacle acquired inventory of oil and gas equipment, primarily tubulars, in 2004 and 2005 to take advantage of quantity pricing and to secure a readily available supply. Inventory is valued at the lower of average cost or market. Inventory is used in the development of gas properties and to the extent it is estimated that it will be billed to other working interest owners during the next year, it is included in current assets. Otherwise, it is recorded in other non-current assets.

Property and Equipment

        Property and equipment is comprised primarily of a building, computer hardware and software, vehicles and equipment and is recorded at cost. Renewals and betterments that substantially extend the useful lives of the assets are capitalized. Maintenance and repairs are expensed when incurred. Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the assets as follows:

Buildings	30 years
Computer hardware and software	3-5 years
Machinery, equipment and vehicles	5 years
Office furniture and equipment	3-5 years

Long-Lived Assets

        Long-lived assets to be held and used in the Company's business are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When the carrying amounts of long-lived assets exceed the fair value, which is generally based on discounted expected future cash flows, the Company records an impairment. No impairments were recorded during the years ended December 31, 2005 and 2004, and the period from June 23, 2003 (inception) through December 31, 2003.

Oil and Gas Properties

        Pinnacle utilizes the full cost method of accounting for oil and gas producing activities. Under this method, all costs associated with property acquisition, exploration and development, including costs of unsuccessful exploration, costs of surrendered and abandoned leaseholds, delay lease rentals and the fair value of estimated future costs of site restoration, dismantlement and abandonment activities are capitalized within a cost center. The Company's oil and gas properties are all located within the United States, which constitutes a single cost center. The Company has not capitalized any overhead costs. No gain or loss is recognized upon the sale or abandonment of undeveloped or producing oil and gas properties unless the sale represents a significant portion of gas properties and the gain significantly alters the relationship between capitalized costs and proved gas reserves of the cost center. Expenditures for maintenance and repairs are charged to lease operating expense in the period incurred. Depreciation, depletion and amortization of oil and gas properties ("DD&A") is computed on the unit-of-production method based on proved reserves. Amortizable costs include estimates of future development costs of proved undeveloped reserves and asset retirement obligations. Pinnacle invests in unevaluated oil and gas properties for the purpose of exploration for proved reserves. The costs of such assets, including exploration costs on properties where a determination of whether proved oil and gas reserves will be established is still under evaluation, and any capitalized interest, are included in unproved oil and gas properties at the lower of cost or estimated fair market value and are not subject to amortization. On an annual basis, such costs are evaluated for inclusion in the costs to be amortized resulting from the determination of proved reserves, impairments, or reductions in value. To the extent that the evaluation indicates these properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized. Abandonment of unproved properties are accounted for as an adjustment to capitalized costs related to proved oil and gas properties, with no losses recognized. The Company recorded an impairment of unevaluated properties of $0, $695,000 and $0, respectively, during the years ended December 31, 2005 and 2004, and the period from June 23, 2003 (inception) through December 31, 2003. (See Note 23 for additional discussion of unevaluated properties). Substantially all of such unproved property costs are expected to be developed and included in the amortization base over the next three to five years. Salvage value is taken into account in determining depletion rates and is based on the Company's estimate of the value of equipment and supplies at the time the well is abandoned. The estimated salvage value of equipment used in determining the depletion rate was $3,306,000, $741,000 and $556,000 as of December 31, 2005, 2004 and 2003, respectively.

        Under the full cost method of accounting, capitalized oil and gas property costs, net of accumulated DD&A and related deferred income taxes, may not exceed a "ceiling" value comprised of the total of the present value of future net revenues from proved reserves, using current costs and prices, including the effects of derivative instruments accounted for at fair value but excluding the future cash outflow associated with settling asset retirement obligations that have been accrued on the balance sheet, discounted at 10%, plus the lower of cost or market value of unproved properties and unevaluated properties excluded from costs being amortized, net of related income tax effects related to differences in the book and tax basis of oil and gas properties.

Asset Retirement Obligations

        Pinnacle follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. SFAS No. 143 requires the Company to recognize an estimated liability for costs associated with the abandonment of its oil and gas properties. A liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long-lived asset is recorded at the time a well is completed or acquired. The increased carrying value is depleted using the units-of-production method, and the discounted liability is increased through accretion over the remaining life of the respective oil and gas properties.

        The estimated liability is based on historical gas industry experience in abandoning wells, including estimated economic lives, external estimates as to the cost to abandon the wells in the future and federal and state regulatory requirements. The Company's liability is discounted using Pinnacle's best estimate of its credit-adjusted risk free rate. Revisions to the liability could occur due to changes in estimated abandonment costs, changes in well economic lives or if federal or state regulators enact new requirements regarding the abandonment of wells.

        Changes in the carrying amount of the asset retirement obligations are as follows:

			Period from June 23, 2003 (inception) to December 31, 2003
	December 31,
	2005	2004
	(in thousands)
Beginning balance of asset retirement obligations	$554	$404	$—
Additional obligation added during the period	186	128	394
Obligations settled during the period	(3)	(31)	—
Revisions in estimates	470	—	—
Accretion expense	70	53	10

Ending balance of asset retirement obligations	$1,277	$554	$404

Capitalized Interest

        The Company capitalizes interest costs to unproved oil and gas properties on expenditures made in connection with exploration and development projects that are not subject to current depletion. Interest is capitalized only for the period that activities are in progress to bring these projects to their intended use. Interest costs capitalized in 2005, 2004 and 2003 were $148,000, $0 and $0, respectively.

Restricted Assets

        The Company holds a certificate of deposit ("CD"), which expires in July 2006, totaling $138,000. The CD is collateral on bonding requirements. Because the Company intends to renew the CD in order to maintain its bonding requirements, the Company has included the CD in other noncurrent assets as of December 31, 2005 and 2004.

Gas Sales

        Pinnacle uses the sales method for recording natural gas sales. Sales of gas applicable to Pinnacle's interest in producing natural gas leases are recorded as revenues when the gas is metered and title transferred pursuant to the gas sales contracts covering its interest in gas reserves. During such times as Pinnacle's sales of gas exceed its pro rata ownership in a well, such sales are recorded as revenues unless total sales from the well have exceeded Pinnacle's share of estimated total gas reserves underlying the property at which time such excess is recorded as a gas imbalance liability. At December 31, 2005 and 2004, there was no such liability recorded.

General and Administrative Expenses

        General and administrative expenses are reported net of amounts allocated and billed to working interest owners of gas properties operated by the Company.

Transportation Costs

        The Company accounts for transportation costs under Emerging Issues Task Force Issues 00-10, "Accounting for Shipping and Handling Fees and Costs", whereby amounts paid for transportation are classified as operating expenses.

Per Share Information

        Basic earnings per share is computed by dividing net losses from continuing operations attributable to common stock by the weighted average number of common shares outstanding during each period. Diluted earnings per share is computed by adjusting the average number of common shares outstanding for the dilutive effect, if any, of common stock equivalents such as stock options and warrants.

        All per share information for common stock has been retroactively restated for all years to reflect an authorized 25-for-1 stock split to be effected as a stock dividend.

Income Taxes

        The Company uses the asset and liability method of accounting for income taxes, in accordance with SFAS No. 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities. If appropriate, deferred tax assets are reduced by a valuation allowance which reflects expectations of the extent to which such assets will be realized. As of December 31, 2005 and 2004, the Company had recorded a full valuation allowance for its net deferred tax asset.

Derivatives

        The Company accounts for derivative instruments or hedging activities under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires the Company to record derivative instruments at their fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income (loss) and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges, if any, are recognized in earnings. Changes in the fair value of derivatives that do not qualify for hedge treatment are recognized in earnings. See Note 8 for additional discussion of derivatives.

        The Company periodically hedges a portion of its oil and gas production through swap and collar agreements. The purpose of the hedges is to provide a measure of stability to the Company's cash flows in an environment of volatile oil and gas prices and to manage the exposure to commodity price risk. Management of the Company decided not to use hedge accounting for these agreements. Therefore, in accordance with the provisions of SFAS No. 133 the changes in fair market value are recognized in earnings. See Note 8 for additional discussion of derivatives.

        The Company's Series A Redeemable Preferred Stock (Note 14) includes a redemption feature triggered under certain conditions that was determined to be an embedded derivative requiring separate accounting under SFAS No. 133 that is separately accounted for at estimated fair value. The determination of fair value includes significant estimates by management including the term of the instrument, volatility of the price of the Company's common stock, interest rates and the probability of redemption, among other items. The fluctuations in estimated fair value may be significant from period to period which, in turn, may have a significant impact on the Company's reported financial condition and results of operations.

Stock-Based Compensation

        The Company follows SFAS No. 123, (SFAS 123) "Accounting for Stock-Based Compensation", which encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans based on the fair market value of options granted. The Company has chosen to account for stock based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Accordingly, because the grant price equals the market price on the date of grant for options issued by the Company, no compensation expense is recognized for stock options issued to employees.

        Had compensation cost for the Company's stock options been recognized based upon the estimated fair value on the grant date under the fair value methodology prescribed by SFAS No. 123, the Company's net loss would have been as follows:

			Period from June 23, 2003 (inception) to December 31, 2003
	December 31,
	2005	2004
	(in thousands, except for per share amounts)
Net loss attributable to common stockholders, as reported	$(7,249)	$(3,946)	$(2,110)
Deduct: total stock-based compensation expense determined under fair value based method, net of tax effects	(38)	(19)	—

Pro forma net loss	$(7,287)	$(3,965)	$(2,110)

Basic and diluted loss per common share, as reported	$(1.42)	$(0.79)	$(0.42)

Basic and diluted loss per common share, as pro forma	$(1.43)	$(0.79)	$(0.42)

        For options granted during the years ended December 31, 2005, 2004, and 2003, the estimated fair value of the options granted utilizing the Black-Scholes pricing model under the Company's plan was based on weighted average risk-free interest rates ranging from 3.46% to 4.44%, 2.71% to 3.90%, and 2.24% to 3.25%, respectively, expected option life of 5 years, expected volatility of 0% and no expected dividends.

New Accounting Pronouncements

        In December 2004, the FASB issued SFAS No. 123R "Share-Based Payment." SFAS No. 123R, is a revision of SFAS No. 123, "Accounting for Stock Based Compensation," and supersedes APB 25. Among other items, SFAS No. 123R eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. Pro forma disclosure is no longer an alternative under the new standard. The Company adopted SFAS No. 123R January 1, 2006, using the modified prospective method.

        SFAS No. 123R permits companies to adopt its requirements using either a "modified prospective" method, or a "modified retrospective" method. Under the "modified prospective" method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS No. 123R for all share-based payments granted after that date, and based on the requirements of SFAS No. 123 for all unvested awards granted prior to the effective date of SFAS No. 123R. Under the "modified retrospective" method, the requirements are the same as under the "modified prospective" method, but also permit entities to restate financial statements of previous periods based on proforma disclosures made in accordance with SFAS No. 123.

        The Company currently utilizes the Black-Scholes option pricing model to measure the fair value of stock options granted to employees and directors. While SFAS No. 123R permits entities to continue to use such a model, the standard also permits the use of a more complex binomial, or "lattice" model.

Based upon the type and number of stock options expected to be issued in the future, the Company has determined that it will continue to use the Black-Scholes model for option valuation.

        SFAS No. 123R includes several modifications to the way that income taxes are recorded in the financial statements. The expense for certain types of option grants is only deductible for tax purposes at the time that the taxable event takes place, which could cause variability in the Company's effective tax rates recorded throughout the year. SFAS No. 123R does not allow companies to "predict" when these taxable events will take place. Furthermore, it requires that the benefits associated with the tax deductions in excess of recognized compensation cost be reported as a financing cash flow. These future amounts cannot be estimated, because they depend on, among other things, when the stock options are exercised.

        Subject to a complete review of the requirements of SFAS No. 123R, based on stock options granted through December 31, 2005, the Company expects that the adoption of SFAS No. 123R on January 1, 2006, will reduce first quarter net earnings by approximately $46,000 prior to any other first quarter option issuances. In March 2005, the FASB issued FASB Interpretation No. 47 ("FIN 47") "Accounting for Conditional Asset Retirement Obligations," which clarifies the impact that uncertainty surrounding the timing or method of settling an obligation should have on accounting for that obligation under SFAS No. 143. As the term is used in SFAS No. 143, a contingent asset retirement obligation refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. For example, a company may have an obligation to retire an offshore facility, where neither the life of the facility nor the method of retirement is known. The Company does not currently have any assets with a contingent asset retirement obligation. Accordingly, this interpretation has not had any impact on the Company's financial statements. FIN 47 is effective no later than the end of the fiscal year ending after December 15, 2005, or December 31, 2005 for calendar year companies.

        On June 1, 2005, the FASB issued FASB Statement No. 154, "Accounting Changes and Error Corrections" (SFAS No. 154), which will require entities that voluntarily make a change in accounting principle to apply that change retrospectively to prior periods' financial statements, unless this would be impracticable. SFAS No. 154 supersedes APB No. 20, "Accounting Changes," which previously required that most voluntary changes in accounting principle be recognized by including in the current period's net income the cumulative effect of changing to the new accounting principle. SFAS No. 154 also makes a distinction between "retrospective application" of an accounting principle and the restatement of financial statements to reflect the correction of an error.

        Another significant change in practice under SFAS No. 154 will be that if an entity changes its method of depreciation, amortization, or depletion for long-lived, non-financial assets, the change must be accounted for as a change in accounting estimate. Under APB 20, such a change would have been reported as a change in accounting principle. SFAS No. 154 applies to accounting changes and error corrections that are made in fiscal years beginning after December 15, 2005. Management has not completed its assessment of the impact of SFAS No. 154, but does not anticipate any material impact from implementation of this accounting standard

        In February 2006, SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140" was issued. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets". SFAS No. 155 will become effective for the Company's fiscal year after

September 15, 2006. The impact of SFAS No. 155 will depend on the nature and extent of any new derivative instruments entered into after the effective date.

Note 2—Assets Held For Sale

        In December 2005, the Company acquired an additional 5% working interest in certain of its proved properties in the Powder River Basin of Wyoming (Note 5). Under an existing Area of Mutual Interest Agreement ("AMI"), the Company was required to offer one-half of the newly acquired working interest to another working interest owner. Subsequent to year end, the other working interest owner exercised its option and purchased one-half of the 5% working interest from the Company. As a result, the related carrying value of the assets sold has been recorded as assets held for sale in the accompanying balance sheet at December 31, 2005.

Note 3—Earn-In Joint Venture Agreement

        As part of the consideration related to the acquisition of the properties at formation, Pinnacle signed an Earn-In Joint Venture ("EIJV") agreement whereby Pinnacle committed to spend $14,500,000 ("Spending Commitment") to develop properties in an area of mutual interest on behalf of the Company and the seller. The funds were expended for the drilling of new coal bed methane wells, creation or improvement of infrastructure to promote the gathering and production of the properties, and for remedial work on previously drilled wells. Pinnacle funded 100% of the Spending Commitment to earn a 50% working interest in the acquired properties. During the year ended December 31, 2004 and the period from inception (June 23, 2003) to December 31, 2003, the Company expended $7,923,000 and $6,577,000, respectively, toward the Spending Commitment. The Spending Commitment was fully met by May 2004.

        Additionally, once the Spending Commitment was met under the EIJV, the Company can recoup $2,417,000 of the amount expended under the Spending Commitment. The EIJV entitles the Company to receive 60% of all monthly pre-tax cash flows from the acquired properties until the entire $2,417,000 is realized. During the years ended December 31, 2005, 2004 and for the period from June 23, 2003 (inception) to December 31, 2003, the Company realized additional gas revenues related to the EIJV of $1,629,000, $368,000 and $41,000, respectively. Management anticipates the remaining amount of $379,000 will be realized from 2006 production.

Note 4—Property and Equipment

        Property and equipment consists of the following:

	December 31,
	2005	2004
	(in thousands)
Building	$1,420	$—
Computer hardware and software	354	261
Machinery, equipment and vehicles	516	505
Office furniture and equipment	71	31

	2,361	797
Less accumulated depreciation and amortization	(473)	(145)

Total	$1,888	$652

        Depreciation expense related to property and equipment for the years ended December 31, 2005, 2004, and for the period from June 23, 2003 (inception) to December 31, 2003 was $328,000, $112,000 and $33,000, respectively.

Note 5—Acquisitions and Divestitures

Initial Organization

        On June 23, 2003, the Company acquired a 50% working interest in proved and unproved oil and gas properties for 150,000 shares of common stock with a fair value of $15,000,000. The fair value was allocated as follows:

Proved oil and gas properties	$1,500,000
Unproved oil and gas properties	13,500,000

$15,000,000

2003 Transactions

        During 2003, the Company acquired a 50% working interest in proved oil and gas properties for $7,061,000 in cash. In connection with the acquisition, the Company entered into the EIJV agreement (Note 3).

        Effective October 1, 2003, Pinnacle exchanged its interest in six wells and 2,908 net undeveloped acres with J.M. Huber Corporation for an interest in three wells and 3,336 net undeveloped acres. The Company accounted for this transaction as a like-kind-exchange and no additional value was given or received.

2004 Transactions

        Effective January 1, 2004, Pinnacle exchanged its interest in 2,078 undeveloped acres with Burning Rock Energy, LLC for an interest in 2,172 undeveloped acres. The Company accounted for this transaction as a like-kind-exchange and paid $20,000 for the additional acres received.

2005 Transactions

        During 2005, the Company acquired a 100% working interest in unproved oil and gas properties comprising approximately 223,000 acres. In certain instances, the Company was required to offer other working interest owners a portion of the acquired interest under existing AMI agreements. The sale of any interest under the AMI's resulted in no gain or loss being recorded in the accompanying statement of operations.

        In November 2005, the Company sold a 12.5% working interest in approximately 33,000 acres in Wyoming. The acreage was undeveloped and no gain or loss was recognized when the proceeds were received.

        Additionally, on December 31, 2005, effective September 1, 2005, the Company acquired an additional 5% working interest in certain proved oil and gas properties in which the Company already had a working interest for $950,000. The operating results from September 1, 2005 to December 31, 2005 (a net $189,000) was recorded as an adjustment to the purchase price. As discussed in Note 2, the Company subsequently sold one-half of the acquired interest for an amount equal to one-half of the net carrying costs.

Note 6—Oil and Gas Properties

        The Company is currently participating in coal bed methane gas exploration and development activities on acreage in Montana and Wyoming. At December 31, 2005, a determination cannot be made about the extent of additional gas reserves that should be classified as proved reserves as a result of the exploration activities to date. Consequently, the associated property costs and exploration costs have been excluded in computing DD&A for the full cost pool. The Company will begin to calculate DD&A on these costs when the project is evaluated, which is currently estimated to be over the next one to five years.

        Costs excluded from amortization relating to unproved properties at December 31, 2005 (in thousands):

Period Incurred	Acquisition Costs	Exploration Costs	Development Costs	Capitalized Interest	Total
2003	$12,915	$—	$—	$—	$12,915
2004	112	—	—	—	112
2005	13,167	4,938	—	148	18,253

	$26,194	$4,938	$—	$148	$31,280

Note 7—Accrued Liabilities

       Accrued liabilities consist of the following:

	December 31,
	2005	2004
	(in thousands)
Production taxes	$2,786	$1,412
Payroll and related taxes	249	341
Other	—	68

	3,035	1,821
Less production taxes due after one year	(1,005)	—

Total	$2,030	$1,821

Note 8—Derivatives

Hedging Contracts

        As of December 31, 2005 and 2004, the Company had natural gas hedges in place as follows:

Product	MMbtu Per Day	Fixed Price Range	Time Period
December 31, 2005
Natural Gas—Collar	1,000	$5.00-$5.20	10/04-9/07
Natural Gas—Collar	750	$5.00-$5.50	10/04-9/06
Natural Gas—Collar	1,750	$6.70-$7.90	1/06-12/06
December 31, 2004
Natural Gas—Collar	1,000	$5.00-$5.20	10/04-9/07
Natural Gas—Collar	750	$5.00-$5.50	10/04-9/06
Natural Gas—Collar	750	$5.00-$5.70	10/04-9/05
Natural Gas—Swap	750	$6.16	1/05-12/05

        The Company has elected not to designate these derivatives as cash flow hedges under provisions of SFAS No. 133. Under this method, these derivative instruments are marked to market at the end of each reporting period and changes in the fair value are recorded in the accompanying statements of operations. The aggregate fair value of these contracts were estimated to be a liability totaling $3,842,000 and $638,000 at December 31, 2005 and 2004, respectively. The Company realized hedging losses of $1,610,000 and $128,000 in 2005 and 2004, respectively, which amounts are included in losses on derivatives in the statements of operations and are included in cash flows used in investing activities in the statements of cash flows.

        The Company is exposed to credit risk to the extent of nonperformance by the counter parties in the derivative contracts discussed above; however, the Company does not anticipate such nonperformance.

Other Derivatives

        In connection with the issuances of the Series A Redeemable Preferred Stock (Note 14) in 2005, 2004 and 2003, the Company evaluated the terms and conditions the instruments, and the related warrants, in order to determine whether such terms and conditions and warrants represent embedded or freestanding derivative instruments under the provisions of SFAS No. 133 and Emerging Issues Task

Force ("EITF") issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company's Own Stock".

        As a result of such evaluations, the Company determined that a conditional redemption feature included in the preferred stock represented an embedded derivative instrument. Accordingly, the embedded derivative has been accounted for separately at estimated fair value under SFAS No. 133 for each issuance and is recorded as a long-term derivative liability in the accompanying balance sheet. This embedded derivative was valued at $200,000 and $158,000 for the years ended December 31, 2005 and 2004, respectively.

Note 9—Revenues Distributions Payable

        Revenue distributions payable consist of the following:

	December 31,
	2005	2004
	(in thousands)
Revenue payable on current production	$3,668	$1,658
Revenues payable in suspense	4,397	2,734

Total revenues payable	$8,065	$4,392

        The Company operates and disburses revenue to other working interest owners and royalty owners. Proceeds from gas sales are distributed and paid around 45 days after the end of the respective sales month. Revenue held in suspense is due primarily to the issuance of title opinions for wells in which the Company holds funds to distribute. Once a title opinion is received, revenue held in suspense is placed in line for payment under the normal payment cycle indicated above.

Note 10—Line-of-Credit

        Effective October 22, 2004, the Company entered into a $30 million Credit Facility Agreement (the "Credit Facility") with a bank, which permits borrowings up to the borrowing base as designated by the Collateral Agent and the Administrative Agent ("the Lenders"). The borrowing base is currently $7.5 million. Borrowings under the Credit Facility bear interest at a rate equal to prime plus 0.50% or a one, two, three, or six month advanced LIBOR rate plus 3%. At December 31, 2005 and 2004, the Company did not have any outstanding borrowings pertaining to the Credit Facility. The Credit Facility matures October 22, 2007 and is collateralized by substantially all of the Company's proved producing assets. The Chairman of the Company is also a 7% stockholder and director in the lending bank.

        The Credit Facility provides for certain restrictions, including but not limited to, limitations on additional borrowings, sales of oil and natural gas properties or other collateral, and engaging in merger or consolidation transactions. The Credit Facility also contains financial covenants such as debt service coverage, current ratio and debt to earnings before interest, taxes, depreciation and amortization.

        In addition, as a requirement of the Credit Facility, the Company's acceptable commodity hedging agreements cannot be greater than 75% of the monthly production of the gas from gas properties used in determining the borrowing base and the fixed or floor price shall be equal to or greater than the gas price used by the Credit Facility Lending Agents.

Note 11—Long-Term Debt and Capital Lease Obligations

        Long-term debt and capital lease obligations consist of the following:

	December 31,
	2005	2004
	(in thousands)
Note payable to a bank with interest at 6.875% until December 15, 2008 when it goes to Sheridan Bank prime plus 1/2%. Due in monthly installment of $6,414 through November 15, 2015 when unpaid principal and interest are due. The note is collateralized by the building.	$828	$—
Capital lease obligations	98	345

	926	345
Less current portion	(119)	(189)

Total	$807	$156

        The Company had assets under capital lease with a net book value of $154,000 and $364,000 at December 31, 2005 and 2004, respectively.

        The following are future minimum obligations for long-term debt and capital lease obligations as of December 31, 2005 (in thousands):

Year Ending December 31:	Note Payable	Capital Lease	Total
2006	$21	$107	$128
2007	22	—	22
2008	23	—	23
2009	19	—	19
2010	20	—	20
Thereafter	723	—	723

Total	828	107	935
Less: amount representing interest	—	(9)	(9)

	$828	$98	$926

Note 12—Income Taxes

        The provision for income taxes consists of the following:

			Period from June 23, 2003 (inception) through December 31, 2003
	December 31,
	2005	2004
	(in thousands)
Current income tax expense	$—	$—	$—
Deferred income tax benefit	(203)	(201)	(473)
Change in valuation allowance	203	201	473

Total income tax benefit	$—	$—	$—

        The effective income tax rate varies from the statutory federal income tax rate as follows:

			Period from June 23, 2003 (inception) through December 31, 2003
	December 31,
	2005	2004
Federal income tax rate	(34)%	(34)%	(34)%

Change in valuation allowance and other	34	34	34
Effective tax rate	—%	—%	—%

        The significant temporary differences and carry-forwards and their related deferred tax asset (liability) and deferred tax asset valuation allowance balances are as follows:

	December 31,
	2005	2004
	(in thousands)
Deferred tax assets
Accruals and other	$—	$27
Net operating loss carry-forward	416	416
Oil and gas properties	565	221
Unrealized loss on hedges	1,089	—
Other	36	10

Gross deferred tax assets	2,106	674
Deferred tax liabilities
Property and equipment	771	—
Impairments abandonments	458	—

Gross deferred tax liabilities	1,229	—

Net deferred tax asset	877	674
Less valuation allowance	(877)	(674)

Deferred tax asset	$—	$—

        For income tax purposes at December 31, 2005, the Company has net operating loss carry-forwards of approximately $1,224,000, which expire from 2023 through 2025. The Company has provided for a valuation allowance of $877,000 due to the uncertainty of realizing the tax benefits from its net deferred tax asset.

Note 13—Stock Option Plans

Options Under Employee Option Plans

        The Company has adopted stock option plans containing both incentive and non-statutory stock options. All options allow for the purchase of common stock at prices not less than the fair market value of such stock at the date of grant. If the option holder owns more than 10% of the total combined voting power of all classes of the Company's stock, the exercise price cannot be less than 110% of the fair market value of such stock at the date of grant.

        Options granted under the plans become vested as directed by the Company's Board of Directors and generally expire seven or ten years after the date of grant, unless the option holder owns more than 10% of the total combined voting power of all classes of the Company's stock, in which case the non-statutory stock options must be exercised within five years of the date of grant. The Company granted 320,000, 260,000 and 215,000 options to employees under the plans during the years ended December 31, 2005, 2004 and 2003, respectively. At December 31, 2005, there were 367,500 shares available for grant under the plans.

        The options granted in 2005, 2004 and 2003 all vest as follows:

Year 1	20%
Year 2	30
Year 3	50

100%

        In 2005, as part of the separation agreement with a former employee, the Board reduced the exercise price of this employee option from $4.00 per share to $3.32 per share. The Company calculated the fair value of the change in the option under the provisions of SFAS No. 123. As the revised option had a life of 1 month, the fair value was determined to be de minimis.

        Subsequent to December 31, 2005, the Company granted an additional 112,500 options with an exercise price of $5.20 per share. The options expire in seven years and vest based on the vesting terms noted above.

        The following table summarizes stock option activity for the years ended December 31, 2005, 2004 and 2003:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Grant Date Fair Value Per Share
Outstanding, June 23, 2003 (inception)	—	$—
Granted	215,000	4.00	$0.44

Outstanding, December 31, 2003	215,000	4.00
Granted	260,000	4.48	0.19
Canceled or forfeited	(37,500)	4.00

Outstanding, December 31, 2004	437,500	4.24
Granted	320,000	4.80	—
Exercised	(50,000)	3.32
Canceled or forfeited	(62,500)	4.00

Outstanding, December 31, 2005	645,000	$4.56

        The following table summarizes information about stock options outstanding at December 31, 2005:

Range of Exercise Price	Number Outstanding at December 31, 2005	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2005	Weighted Average Exercise Price
$4.00	187,500	4.8 years	$4.00	69,750	$4.00
$4.80	457,500	6.3 years	$4.80	27,500	$4.80

	645,000			97,250

Note 14—Redeemable Preferred Stock

Series A Redeemable Preferred Stock

        The Board of Directors has authorized and designated 1,000,000 shares of the Company's authorized preferred stock as Series A Redeemable Preferred Stock ("Preferred Stock") with a par value of $.01. Shares of the Preferred Stock have a liquidation value of $100 per share and have preference to shares of the Company's common stock. Through the period ending on the seventh anniversary of the issue date at which time the dividends accrue at 12.5%, the Preferred Stock accrues dividends at the rate of 10.5% per annum compounded quarterly. The Preferred Stock has no stated maturity date. Holders of Preferred Stock have the right to vote on all matters voted on by holders of common stock.

        At any time after July 1, 2005 and through June 30, 2009, Pinnacle has the right to redeem shares of the Preferred Stock at prices ranging from 110% to 100% of liquidation value ("Redemption Premium") depending on the date of redemption. In the event that there is a change in the control of the Company, or in an event of default, the holder of the Preferred Stock has the right (a "Mandatory Redemption Right") to require the Company to redeem all or any portion of its shares of the Preferred Stock at a price equal to 101% of the liquidation value, plus any accrued but unpaid dividends. If the Mandatory Redemption Right was enforced prior to June 30, 2006, then the redemption price would have been equal to 110% of the liquidation value. Under EITF Topic D-98, if the Mandatory Redemption Right is outside the control of the Company, the Preferred Stock should be classified outside permanent equity. Management has determined that the Mandatory Redemption Right is not under the control of the Company and therefore, the Preferred Stock has been classified outside permanent equity in the accompanying balance sheets. The Redemption Premium will not be recognized by the Company until the triggering event becomes certain in accordance with EITF Topic D-98.

        During the years ended December 31, 2005, 2004 and the period from June 23, 2003 (inception) through December 31, 2003, the Company sold 150,000, 120,000 and 130,000 shares of Preferred Stock, respectively for cash of $14,700,000, $11,760,000 and $12,637,000, respectively, net of offering costs paid to an affiliate of the preferred stockholders of $300,000, $240,000 and $363,000, respectively.

        Until June 30, 2008, the Company has the option, in lieu of cash payments, to pay accrued dividends on the Preferred Stock in additional shares of Preferred Stock ("PIK Dividends"). In the event that Pinnacle elects to pay PIK Dividends on the Preferred Stock at any time after June 30, 2005, then, for each additional share of Preferred Stock distributed as a PIK Dividend, Pinnacle shall deliver one Class A Warrant (as defined below) in addition. During the years ended December 31, 2005, 2004 and 2003, the Company issued 36,007, 22,495 and 3,687, respectively, of additional Preferred Stock in satisfaction of accrued dividends on the Preferred Stock. In January 2006, the Company issued 12,132 shares of Preferred Stock for dividends accrued at December 31, 2005. During 2005, the Company issued Class A Warrants exercisable into 530,725 shares of common stock in connection with PIK Dividends issued after June 30, 2005 with a fair value of $747,000 which has been recorded as preferred dividends, related party in the accompanying statements of operations. In addition, the Company accrued additional dividends of $573,000 related to Class A Warrants exercisable into 303,300 shares of common stock that were issued in January 2006, along with the 12,132 shares of Preferred Stock issued in January 2006 noted above, as they related to payment of December 31, 2005 accrued dividends.

Note 15—Stockholders' Equity

Common Stock

        The Board of Directors has authorized 100,000,000 shares of common stock with a par value of $0.01.

        At formation, Pinnacle issued 3,750,000 shares of common stock, in equal portions to CCBM and RMG in exchange for the contribution of proved producing properties and undeveloped leasehold valued at $15,000,000.

        Pinnacle issued an additional 1,250,000 shares of common stock to CSFB in exchange for a cash contribution of $5,000,000 less offering costs of $113,000.

        In 2005, the Company received $167,000 from the exercise of employee stock options into 50,000 shares of common stock at $3.32 per share and Class B Warrants exercisable into 750,000 shares of common stock at $0.01 per share.

Assignment of shares

        On May 31, 2005, RMG assigned 65% and 35% of their common stock and options to U. S. Energy Corp. and Crested Corp., respectively. Both of these entities were affiliates of RMG.

Warrants

        During the years ended December 31, 2005, 2004 and the period from June 23, 2003 (inception) through December 31, 2003, in connection with the issuance of Preferred Stock discussed above, the Company issued detachable warrants ("Class A Warrants") to acquire 3,750,000, 3,000,000 and 3,250,000 shares of common stock, respectively, at $4.00 per share and Class B Warrants to acquire 750,000, 0 and 0 shares of common stock, respectively, at $.01 per share. The Class A and Class B Warrants expire on June 30, 2013. The relative fair value of the Class A and Class B Warrants for the 2005, 2004 and 2003 issuances valued using the Black-Scholes valuation model was $5,197,000, $4,096,000 and $4,422,000, respectively, which was recorded as a reduction to the Preferred Stock at issuance in the accompany balance sheets and statements of redeemable preferred stock and stockholders' equity.

        In addition, as noted above, the Company issued Class A Warrants exercisable for 530,725 shares of common stock during 2005 in connection with the issuance of Preferred Stock for PIK Dividends.

        The following table summarizes warrant activity for the years ended December 31, 2005, 2004 and the period from June 23, 2003 (inception) through December 31, 2003:

	Number of Warrants	Weighted Average Price Per Share	Weighted Average Grant Date Fair Value Per Share
Outstanding, June 23, 2003	—	$—
Granted	3,250,000	4.00	$2.06

Outstanding, December 31, 2003	3,250,000	4.00
Granted	3,000,000	4.00	2.07

Outstanding, December 31, 2004	6,250,000	4.00
Granted	5,030,725	4.00	1.58
Exercised	(750,000)	.01

Outstanding, December 31, 2005	10,530,725	$4.00

        The following table summarizes information about non-employee warrants outstanding at December 31, 2005:

Range of Exercise Prices	Number Outstanding and Exercisable at December 31, 2005	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$4.00	10,530,725	7.5 years	$4.00

Options

        In connection with the initial Contribution and Subscription Agreement on June 23, 2003, CSFB agreed to contribute a total of $30,000,000 ($25,000,000 in Preferred Stock purchases and $5,000,000 in common stock purchases). Pinnacle agreed to issue options to purchase a total of 2,500,000 shares of common stock at $4.00 per share to CCBM and RMG based on a formula with the numerator being cash contributed by CSFB to date and the denominator being the total $30,000,000 CSFB commitment. The options have an exercise escalation clause that separates the options into two tranches as follows:

  •
  Tranche A Options (1,250,000)—the options are 7 year options and with the exercise price escalating at 10% per annum

  •
  Tranche B Options (1,250,000)—the options are 7 year options and with the exercise price escalating at 20% per annum

        On June 23, 2003, CSFB made total cash contributions of $18,000,000 ($13,000,000 for the purchase of Preferred Stock and $5,000,000 for the purchase of common stock). As a result, 60% of the Tranche A Options exercisable for 750,000 shares of common stock and 60% of the Tranche B Options exercisable for 750,000 shares of common stock were granted in equal amounts to CCBM and RMG.

        On February 19, 2004, CSFB made total the final cash contribution of $12,000,000 under their commitment for the purchase of Preferred Stock. As a result, 40% of the Tranche A Options exercisable for 500,000 shares of common stock and 40% of the Tranche B Options exercisable for

500,000 shares of common stock were granted in equal amounts to CCBM and RMG. As CCBM and RMG acquired common stock at inception of the Company; therefore, the fair value of the escalating options was recorded as a reduction to the common stock on the grant date in the accompany balance sheets and statements of redeemable preferred stock and stockholders' equity.

        The following table summarizes escalating stock option activity for the years ended December 31, 2005, 2004 and 2003:

	Number of Shares	Weighted Average Price Per Share (at grant(1))	Weighted Average Grant Date Fair Value Per Share
Outstanding, June 23, 2003 (inception)	—	$—
Granted	1,500,000	4.00	$0.12

Outstanding, December 31, 2003	1,500,000	4.00
Granted	1,000,000	4.00	0.21

Outstanding, December 31, 2004	2,500,000	4.00
Granted	—	—	—

Outstanding, December 31, 2005	2,500,000	$4.00

(1)
Does not include the effects of the escalation clause.

        The following table summarizes escalating information about stock options outstanding at December 31, 2005:

Range of Exercise Price(1)	Number Outstanding at December 31, 2005	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price(1)	Number Exercisable at December 31, 2005	Weighted Average Exercise Price(1)
$4.00	2,500,000	4.5 years	$4.00	2,500,000	$4.00

(1)
Does not include the effects of the escalation clause.

Note 16—Commitments and Contingencies

Operating Lease

        Pinnacle had an office lease which was effective September 1, 2003. The lease was terminated when the Company purchased the building on August 26, 2005. Rent expense was $25,000, $31,000 and $12,000 for the years ended December 31, 2005 and 2004 and the period from June 23, 2003 (inception) to December 31, 2003, respectively.

        Upon purchase of the building, Pinnacle was assigned the lease agreements for existing tenants in the building. The leases expire from May 2008 to December 2008. Future minimum lease income under noncancelable operating leases is as follows:

Year Ended December 31,
2006	$59,000
2007	59,000
2008	50,000

Total minimum lease payments	$168,000

Gas Gathering Contracts

        The Company has entered into gas gathering and compression agreements with service providers in order to compress and transport our gas to the point of sale. Compression agreements and gathering agreements are based on a fee per Mcf either compressed or gathered. The Company accounts for these fees as a marketing and transportation expense. The Company does not pay or charge marketing fees associated with the movement and sale of natural gas.

Employment Agreements

        On June 23, 2003, the Company entered into employment agreements with two key executives. The employment agreements provide for aggregate annual base salaries of $300,000, aggregate annual performance bonuses of up to $200,000 and other perquisites commonly found in such agreements. In the event of termination of these executives without cause, as defined, such amounts would be payable to the executives for the period from the date of termination through the expiration of their respective agreements. The employment agreements expired in June 2005, but provided for an automatic extension such that the remaining term of the agreements will not be less than one year at any point in time.

        On July 31, 2005, one of the key executives covered by the employment agreements, resigned. Pursuant to his agreement, the employee was paid one year of base wages and has received full benefits from Pinnacle for the period August 1, 2005 through July 31, 2006. As of December 31, 2005, the CEO and President of the Company, is the only executive with an employment agreement in place.

Litigation

        From time to time, the Company may be involved in litigation that arises in the ordinary course of business operations. As of the date of this report, the Company is not a party to any litigation that it believes could reasonably be expected to have a material adverse effect on its financial position, results of operations or cash flows.

        The Company is currently involved in two lawsuits whereby the Plaintiff's, amongst other items, is seeking to permanently enjoin the State of Montana and its administrative bodies from issuing licenses or permits, or from authorizing the removal of ground water from under the Plaintiff's property. Based on the information available to date, the Company believes the claims are without merit and intends to defend the cases vigorously.

Regulations

        The Company's oil and gas operations are subject to various Federal, state and local laws and regulations. The Company could incur significant expense to comply with the new or existing laws and non-compliance could have a material adverse effect on the Company's operations.

Environmental

        The Company produces significant amounts of water from its wells. If future wells produce water of a lesser quality than allowed under state laws or if water is produced at rates greater than the Company can dispose of, the Company could incur additional costs to dispose of the water.

Note 17—Loss Per Share

        For the years ended December 31, 2005 and 2004 and the period from June 23, 2003 (inception) through December 31, 2003, all of the Company's common stock options and warrants were anti-dilutive as a result of the losses incurred. Therefore, the impact of 13,676,200, 9,187,500 and 4,965,000 potential shares of common stock equivalents outstanding as of December 31, 2005, 2004 and 2003, respectively, were not included in the calculation of diluted loss per share.

Note 18—Major Customers

        Following is a table summarizing the percentage of sales made to each purchaser that accounted for over 10% of the Company's gas sales for the years ended December 31, 2005 and 2004 and for the period from June 23, 2003 (inception) through December 31, 2003. The loss of any of these customers could have a material adverse effect on the Company's operations; however, the Company believes it would be able to locate other customers for the purchase of its production.

			Period from June 23, 2003 (inception) through December 31, 2003
	December 31,
	2005	2004
Western Gas Resources	24%	26%	36%
Tegra	—	—	50%
Enserco	76%	74%	14%

	100%	100%	100%

Note 19—Fair Value of Financial Instruments

        The carrying values of the Company's cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, revenue distributions payable and capital lease obligations represent the fair value due to the short-term nature of the accounts. Long-term debt at December 31, 2005, with a carrying value of approximately $926,000 is estimated to approximate fair value as the terms are comparable to current market terms (i.e., debt originated in November 2005).

        The fair value of the Company's current and non-current derivatives are estimated using various models and assumptions related to the estimated terms of the instruments, volatility of the price of the Company's common stock, interest rates and the probability of conversion, among other items.

Note 20—Related Party Transactions

        At formation, Pinnacle engaged Carrizo and RMG to provide transitional accounting, recordkeeping, treasury and similar services (the "Transition Services Agreements") until these activities could be performed on a stand alone basis. In 2004, Pinnacle terminated the Transition Services Agreement with both companies. During the year ended December 31, 2004 and the period from June 23, 2003 (inception) through December 31, 2003, Pinnacle incurred administrative and rental costs totaling $41,000 and $44,000, respectively, for services related to the Transition Services Agreements. No transition services were received in 2005.

Note 21—Restatement

        For the year ended December 31, 2004, the Company previously elected to designate hedging contracts for a portion of our gas production as cash flow hedges under the provisions of SFAS No. 133. For the year ended December 31, 2005, the Company determined these hedging contracts should be treated as fair value hedges whereby the changes in the fair value of these derivatives should be recorded in earnings. Therefore, in accordance with FASB Statement No. 154, "Accounting Changes and Error Corrections" the Company has restated the treatment of hedging contracts for the year ended December 31, 2004 from a designation as a cash flow hedge to a fair value hedge. The change resulted in an additional loss of $638,000 or $0.13 per share on a fully and diluted basis. The amount is restated in "Losses on derivatives" in the statements of operations for the year ended December 31, 2004.

Note 22—Subsequent Events

        In January and February 2006, the Company granted employee stock options to purchase 112,500 shares of common stock at $5.20 per share.

        The Company obtained a $604,000 letter of credit on February 14, 2006 to provide security to the counterparty for the counterparty's construction of power lines and electric service to the Company's properties in the Kirby and Deer Creek areas. The Company obtained a $1,000,000 letter of credit on April 18, 2006 to provide security to the counterparty for the counterparty's installation of a high pressure gathering line and compressor facilities for the Company's properties in the Kirby and Deer Creek areas.

        Pinnacle entered into a definitive purchase and sale agreement on February 7, 2006 to acquire approximately 29,520 gross and 29,328 net undeveloped acres from Kennedy Oil for approximately $27.0 million. The Company closed this acquisition on April 20, 2006.

        On March 31, 2006, the Company effected a 25-for-1 stock split in the form of a stock dividend. The Company's board of directors approved the action on March 10, 2006 as disclosed in Note 1.

        In April 2006, the Company completed a private placement of 12,835,230 shares of its common stock pursuant to Rule 144A, Regulation S and Regulation D promulgated under the Securities Act of 1933, as amended. The Company used the net proceeds of approximately $130.6 million from the sale of its shares of common stock (1) on April 11, 2006, to redeem all of the outstanding shares of Preferred Stock, including the payment of accrued and unpaid dividends and a redemption premium, for approximately $53.6 million; (2) on April 20, 2006, to acquire assets from Kennedy Oil for approximately $27.0 million; and (3) on April 26, 2006, to repurchase 1,593,783 shares of its common stock from certain of its initial stockholders for approximately $16.3 million. The Company intends to use the remaining net proceeds to fund the Company's development drilling program and for general corporate purposes.

        Effective April 11, 2006, the Company granted, and effective May 1, 2006, the Company issued, an aggregate of 36,360 shares of restricted common stock to its non-employee directors pursuant to the Company's stock incentive plan.

Note 23—Supplemental Oil and Gas Information

Estimated Proved Oil and Gas Reserves (Unaudited)

        Proved oil and gas reserves are estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. There are uncertainties inherent in estimating quantities of proved oil and gas reserves, projecting future production rates, and timing of development expenditures. Accordingly, reserve estimates often differ from the quantities of oil and gas that are ultimately recovered.

        All of the Company's proved reserves are located in the United States. The following information about the Company's proved and proved developed oil and gas reserves was developed from reserve reports prepared by independent reserve engineers:

Natural Gas (Mcf)
Proved reserves as of June 23, 2003(inception)	—
Contribution of revenues at inception	2,487,440
Purchase of reserves in place	8,118,660
Extension, discoveries and other additions	7,961,548
Production	(422,688)

Proved reserves as of December 31, 2003	18,144,960
Extension, discoveries and other additions	8,140,045
Production	(1,507,652)

Proved reserves as of December 31, 2004	24,777,353
Purchases of reserves in place	249,510
Extension, discoveries and other additions	4,218,579
Production	(2,206,813)
Proved reserves as of December 31, 2005	27,038,639

Proved Developed Reserves as of
December 31, 2003	1,653,463
December 31, 2004	5,154,325
December 31, 2005	5,521,900

        Pinnacle's proved producing reserves are primarily from the Recluse area; purchases and extensions pertain exclusively to the Recluse area.

Aggregate Capitalized Costs

        Aggregate capitalized costs relating to the Company's oil and gas producing activities, and related accumulated depreciation, depletion, amortization and ceiling write-down are as follows:

	December 31,
	2005	2004
	(in thousands)
Proved oil and gas properties	$39,537	$33,344
Unproved oil and gas properties	31,280	13,027

Total	70,817	46,371
Less accumulated depreciation, depletion, amortization and ceiling write-down	(9,176)	(3,969)

Net capitalized costs	$61,641	$42,402

Costs Not Being Amortized

        Oil and gas property costs not being amortized at December 31, 2005, by year that the costs were incurred are as follows:

Year Ended December 31,	(in thousands)
2005	$18,253
2004	112
2003	12,915

Total costs not being amortized	$31,280

        Unevaluated costs include the initial allocation attributable to undeveloped acreage in the Kirby area and the acquisition of undeveloped acreage from Marathon in 2005. Unevaluated costs include $4,994,000 of wells in process at Kirby and on the Marathon acreage at December 31, 2005.

Costs Incurred in Oil and Gas Producing Activities

        Costs incurred in connection with the Company's oil and gas acquisition, exploration and development activities are as follows:

	December 31,
	2005	2004	2003
	(in thousands)
Property acquisition costs
Proved	$423	$709	$9,860
Unproved	13,315	112	12,915

Total property acquisition costs	13,738	821	22,775
Exploration cash	4,938	—	—
Development costs	5,114	14,109	8,144
Asset retirement costs	656	128	394

Total costs	$24,446	$15,058	$31,313

Oil and Gas Operations

        Aggregate results of operations in connection with the Company's gas producing activities are shown below:

			Period from June 23, 2003 (inception) through December 31, 2003
	December 31,
	2005	2004
	(in thousands)
Revenues	$11,348	$6,995	$1,720
Production costs and taxes	5,000	3,501	1,257
Depreciation, depletion, amortization	5,224	3,163	806
Accretion of asset retirement obligations	70	53	10

Results of operations from producing activities (excluding corporate overhead and interest costs)	$1,054	$278	$(353)

Depletion per MCF equivalent	$2.37	$2.10	$1.91

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (Unaudited)

        Future gas sales and production and development costs have been estimated using prices and costs in effect at the end of the period indicated, except in those instances where the sale of natural gas is covered by contracts, as required by SFAS No. 69, "Disclosures about Oil and Gas Producing Activities." SFAS No. 69 requires that net cash flow amounts be discounted at 10%. This information does not represent the fair market value of the Company's proved oil and gas reserves.

			Period from June 23, 2003 ( inception) through December 31, 2003
	December 31,
	2005	2004
	(in thousands)
Future cash inflows	$175,314	$112,480	$85,235
Future production costs	(54,167)	(38,941)	(32,559)
Future development costs	(36,754)	(24,133)	(17,545)
Future income tax expense	(14,859)	(6,402)	(5,894)

Future cash flows	69,534	43,004	29,237
10% annual discount for estimated timing on cash flows	(25,849)	(14,596)	(10,508)

Standardized measure of discounted future cash flows	$43,685	$28,408	$18,729

        The following table presents the average year-end market gas price used to compute future cash inflows for each period:

			Period from June 23, 2003 (inception) through December 31, 2003
	December 31,
	2005	2004
Weighted average gas price per Mcf	$7.715	$5.515	$5.575

        Future production and development costs are computed by estimating the expenditures to be incurred in developing and producing the Company's proved oil and gas reserves at December 31, 2005, 2004 and 2003 assuming continuation of existing economic conditions.

        The following reconciles the change in the standardized measure of discounted future net cash flow:

			Period from June 23, 2003 (inception) through December 31, 2003
	December 31,
	2005	2004
	(in thousands)
Beginning of period	$28,408	$18,729	$—
Net change from purchases of minerals in place	394	—	8,380
Net change in sales and transfer prices, net of production costs	(669)	(95)	(879)
Revision of previous quantity estimates	2,634	1,322	367
Sales of oil and gas, net of production costs	(7,524)	(4,133)	1,782
Changes in future development costs	(8,926)	(4,998)	(15,250)
Net change in income taxes	(7,276)	(4,814)	(3,766)
Changes in future development costs	34,058	20,937	27,045
Accretion of discount	2,586	1,460	1,050

End of period	$43,685	$28,408	$18,729

        Future income tax expenses are computed by applying the appropriate period-end statutory tax rates to the future pretax net cash flow relating to the Company's proved oil and gas reserves, less the tax basis of the related properties. The future income tax expenses do not give effect to tax credits, allowances, or the impact of general and administrative costs of ongoing operations relating to the Company's proved gas reserves.

APPENDIX A

GLOSSARY OF CERTAIN NATURAL GAS TERMS

        The following is a description of the meanings of some of the oil and gas industry terms used in this prospectus.

        Bcf.    One billion cubic feet of natural gas.

        British Thermal Unit.    The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

        CBM.    Coal bed methane.

        CIG.    Colorado Interstate Gas Company.

        Completion.    The installation of permanent equipment for the production of oil or natural gas, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

        Developed acreage.    The number of acres that are allocated or assignable to productive wells or wells capable of production.

        Dry hole.    A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

        Enhancement.    The method used to increase the deliverability of a well by pumping a liquid into a well under pressure to crack and prop open the formation.

        Environmental Impact Statement (EIS).    A detailed statement of the environmental effects of proposed actions and of alternative actions that is required prior to commencement of operations on federal lands.

        Exploitation.    Ordinarily considered to be a form of development within a known reservoir.

        Exploratory well.    A well drilled to find and produce oil or gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir or to extend a known reservoir.

        Fee land.    Private land, as compared to state or federal land.

        Field.    An area consisting of either a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

        Formation.    The section of rock from which gas is expected to be produced in commercial quantities.

        Gathering system.    Pipelines and other equipment used to move natural gas from the wellhead to the trunk or the main transmission lines of a pipeline system.

        Gross acres or gross wells.    The total acres or wells, as the case may be, in which a working interest is owned.

        Highly volatile bituminous coal.    Bituminous coal with a high concentration of methane gas.

        Low-pressure gas gathering.    Transportation to the inlet of third-party compression facilities.

        Mcf.    One thousand cubic feet of natural gas.

        MMBtu.    One million British Thermal Units.

        MMcf.    One million cubic feet of natural gas.

        Net acres or net wells.    The sum of the fractional working interests owned in gross acres or wells, as the case may be.

        NYMEX.    The New York Mercantile Exchange.

        Operator.    The individual or company responsible for the exploration, exploitation and production of an oil or natural gas well or lease.

        Perforation.    The making of holes in casing and cement (if present) to allow formation fluids to enter the well bore.

        Permeability.    The ease of movement of water and/or gases through a soil material.

        POD.    Plans of development that are prepared and submitted to regulatory agencies for approval of drilling projects.

        PV-10, or present value of estimated future net revenues.    An estimate of the present value of the estimated future net revenues from proved gas reserves at the date indicated, after deducting estimated production and ad valorem taxes, future capital costs and operating expenses, but before deducting any estimates of federal income taxes. The estimated future net revenues are discounted at an annual rate of 10%, in accordance with the SEC's practice, to determine their "present value." The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties. Estimates of future net revenues are made using oil and natural gas prices and operating costs at the date indicated and held constant for the life of the reserves.

        Productive well.    A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

        Proved developed non-producing reserves.    Proved developed reserves expected to be recovered from zones behind casings in existing wells.

        Proved developed producing reserves.    Proved developed reserves from completion intervals that are open and producing at the time of the estimate.

        Proved developed reserves.    Proved reserves that can be expected to be recovered from existing wells with existing equipment and operating methods.

        Proved reserves.    The estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

        Proved undeveloped reserves.    Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

        Reservoir.    A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

        Scf.    Standard cubic feet of natural gas.

        Shut-in well.    An oil or gas well from which production has been stopped.

        Spacing.    The number of acres that one gas well will efficiently drain. State regulatory authorities establish the size of the spacing unit for each field.

        Tcf.    One trillion cubic feet of natural gas.

        Telemetry.    Data transferred by radiowave.

        Undeveloped acreage.    Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or gas, regardless of whether or not such acreage contains proved reserves. Please see also "developed acreage."

        Working interest.    The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production.

PINNACLE GAS RESOURCES, INC.

25,104,031 Shares of
Common Stock

Prospectus

                        , 2006

Until                        (25 days after the commencement of this offering), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth estimates of all expenses payable by the registrant in connection with the sale of common stock being registered. The selling stockholders will not bear any portion of such expenses. All the amounts shown are estimates except for the registration fee.

SEC registration fee		$29,548
NASD filing fee		28,114
NASDAQ listing fee		0
Accounting fees and expenses		*
Legal fees and expenses		350,000
Engineer fees and expenses		*
Printing and engraving		30,000
Transfer agent fee		*
Miscellaneous fees and expenses		*

Total	$	*

*
To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Our second amended and restated certificate of incorporation provides that no director will be personally liable to the corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) the payment of dividends in violation of Section 174 of the General Corporation Law of the State of Delaware or (iv) any transaction from which the director derived an improper personal benefit. In addition, if the General Corporation Law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the directors of the corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended.

        Section 145 of the General Corporation Law of the State of Delaware provides that a corporation may indemnify directors and officers, as well as other employees and individuals, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than a action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of actions by or in the right of the corporation, except that indemnification extends only to expenses, including attorneys' fees, actually and reasonably incurred in connection with the defense or settlement of such actions and court approval is required for any indemnification if the person seeking indemnification has been found liable to the corporation. Section 145 also provides that any indemnification granted pursuant to Section 145 is not exclusive of other indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

        Our second amended and restated certificate of incorporation and amended and restated bylaws contain indemnification rights for our directors and our officers. Specifically, they provide that we shall indemnify our officers and directors with respect to actions, suits or proceedings other than actions by or in the right of the corporation to the fullest extent authorized by the General Corporation Law of the State of Delaware. In addition, they provide that we shall pay expenses (including attorneys' fees) incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding, subject to certain conditions.

        We have entered into written indemnification agreements with our directors and executive officers. Pursuant to these agreements, we have agreed to indemnify our directors and officers with respect to actions, suits or proceedings, including actions by or in the right of the corporation, to the fullest extent authorized by applicable law and to advance all reasonable expenses incurred by a director or officer in connection with any action, suit, investigation or other proceeding, in each case subject to certain conditions. Under these agreements, if an officer or director makes a claim of indemnification, and if required by applicable law, either a majority of the directors not party to, or otherwise involved in, the proceeding for which indemnification is sought or independent legal counsel selected by the board of directors must review the relevant facts and make a determination whether such officer or director is entitled to indemnification.

        Our second amended and restated certificate of incorporation and amended and restated bylaws provide that we may maintain insurance on behalf of our directors and officers against any liability asserted against them or incurred by them in their capacities as directors or officers or arising out of their status as such. We have obtained directors' and officers' insurance to insure our directors officers against certain liabilities.

        The amended and restated securityholders agreement we entered into in February 2006 provides for the indemnification by the securityholders party to such agreement of our officers and directors against certain liabilities. The registration rights agreement and purchase/placement agreement we entered into in connection with our April 2006 private placement provide for the indemnification by the investors in that private placement of our officers and directors against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

        In the three years preceding the filing of this registration statement, we have issued and sold the following securities that were not registered under the Securities Act. Except as otherwise noted, the numbers of shares of common stock referenced below have been adjusted to give effect to a 25-for-1 stock split in the form of a stock dividend that was effective March 31, 2006.

          1.     On June 23, 2003, in connection with our formation, CCBM, Inc., a subsidiary of Carrizo Oil & Gas, Inc., and Rocky Mountain Gas, Inc., a former subsidiary of U.S. Energy Corporation, contributed interests in approximately 81,000 gross (40,000 net) acres, including proved producing properties and undeveloped leaseholds, valued at $15.0 million. In exchange for such contribution, we issued 1,875,000 shares of our common stock and options to purchase an additional 1,250,000 shares of our common stock to each of CCBM and Rocky Mountain Gas. The shares of our common stock and options held by Rocky Mountain Gas were transferred to its affiliates, U.S. Energy and Crested Corp., in May 2005. Half of the options had an exercise price of $4.00 per share increased by 10% per annum, compounded quarterly, beginning on the date of issuance. The other half of the options had an exercise price of $4.00 per share increased by 20% per annum, compounded quarterly, beginning on the date of issuance. The issuance of these securities was exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act.

          2.     On June 23, 2003, also in connection with our formation, funds affiliated with DLJ Merchant Banking III, Inc., or DLJ Merchant Banking, contributed approximately $17.6 million cash in exchange for 1,250,000 shares of our common stock, Series A warrants for the purchase of 3,250,000 additional shares of common stock at an exercise price of $4.00 per share, and 130,000 shares of our Series A Redeemable Preferred Stock. The issuance of these securities was exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act.

          3.     On February 19, 2004, we issued 120,000 shares of our Series A Redeemable Preferred Stock and Series A warrants for the purchase of 3,000,000 shares of our common stock at an exercise price of $4.00 per share to DLJ Merchant Banking in exchange for a capital contribution of approximately $11.8 million. On March 28, 2005, we issued 100,000 shares of our Series A Redeemable Preferred Stock, Series A warrants for the purchase of 2,500,000 shares of our common stock at an exercise price of $4.00 per share and Series B warrants for the purchase of 20,000 shares (pre-split; 500,000 shares post-split) of our common stock at an exercise price of $0.01 per share to DLJ Merchant Banking in exchange for a capital contribution of $9.8 million. On September 1, 2005, we issued 50,000 shares of our Series A Redeemable Preferred Stock, Series A warrants for the purchase of 1,250,000 shares of our common stock at an exercise price of $4.00 per share and Series B warrants for the purchase of 10,000 shares (pre-split; 250,000 shares post-split) of our common stock at an exercise price of $0.01 per share to DLJ Merchant Banking in exchange for a capital contribution of $4.9 million. The issuances of these securities were exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act.

          4.     On November 18, 2005, DLJ Merchant Banking exercised all of its Series B warrants to purchase an aggregate 30,000 shares (pre-split; 750,000 shares post-split) of our common stock for an aggregate exercise price of $300.00. The issuance of these securities was exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act.

          5.     On the following dates, we elected to pay dividends on our Series A Redeemable Preferred Stock in the form of in-kind dividends, resulting in the issuance to DLJ Merchant Banking of the number of additional shares of Series A Redeemable Preferred Stock stated below. Beginning on July 1, 2005, in connection with the payment of paid-in-kind dividends on our Series A Redeemable Preferred Stock, we issued to DLJ Merchant Banking additional Series A warrants to purchase the number of shares of our common stock stated below.

Date	Number of Shares of Series A Redeemable Preferred Stock Issued	Number of Shares of Common Stock Subject to Series A Warrants Issued
July 1, 2003	267	—
October 1, 2003	3,420	—
January 1, 2004	3,510	—
April 1, 2004	5,036	—
July 1, 2004	6,884	—
October 1, 2004	7,065	—
January 1, 2005	7,250	—
April 1, 2005	7,528	—
July 1, 2005	10,261	10,261
October 1, 2005	10,968	10,968
January 1, 2006	12,132	12,132

  The issuances of these securities were exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act.

          6.     On the following dates, pursuant to our 2003 Stock Option Plan or Stock Incentive Plan, we issued to certain of our officers and employees options to purchase the number of shares of our common stock stated below at the exercise price stated below.

Date	Number of Shares of Common Stock Subject to Options Granted	Exercise Price
June 23, 2003	190,000	$4.00
December 31, 2003	25,000	4.00
March 5, 2004	60,000	4.00
March 10, 2004	25,000	4.00
May 24, 2004	25,000	4.80
June 23, 2004	75,000	4.80
October 17, 2004	25,000	4.80
January 3, 2005	37,500	4.80
January 14, 2005	37,500	4.80
February 1, 2005	12,500	4.80
July 15, 2005	75,000	4.80
December 9, 2005	170,000	4.80
January 1, 2006	100,000	5.20
February 16, 2006	12,500	5.20

Total:	870,000

  These option grants were exempt from the registration requirements of the Securities Act pursuant to Rule 701 under the Securities Act. Options to purchase a total of 112,500 shares of common stock were subsequently cancelled due to the termination of the employment of grantees. On November 30, 2005, Gary W. Uhland, our former President, exercised options to purchase 50,000 shares of our common stock for an aggregate exercise price of $166,000.00. The issuance of these securities was exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act.

          7.     On April 11, 2006, (a) DLJ Merchant Banking exercised, in a cashless exchange, all of its Series A warrants to purchase an aggregate of 6,894,380 shares of our common stock, (b) CCBM, Inc. exercised, in a cashless exercise, all of its options to purchase an aggregate of 584,102 shares of our common stock and (c) U.S. Energy Corporation and Crested Corp. exercised, in a cashless exercise, all of their options to purchase an aggregate of 584,102 shares of our common stock. Because each of the foregoing transactions was cashless, we received no consideration for the issuance of the underlying shares of common stock. The issuances of these securities were exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act.

          8.     On April 11 and 12, 2006, we issued an aggregate of 11,790,397 shares of our common stock to qualified institutional buyers, non-U.S. persons and accredited investors in transactions exempt from the registration requirements of the Securities Act under Section 4(2), Rule 144A, Regulation S and/or Regulation D of the Securities Act. We received aggregate proceeds before expenses of $120,687,371.31 and we paid Friedman, Billings, Ramsey & Co, Inc., who acted as initial purchaser and placement agent in these transactions, an initial purchaser's discount and placement fee of $9,078,605.69.

          9.     Effective April 11, 2006, we granted, and effective May 1, 2006, we issued an aggregate of 36,360 shares of restricted common stock to our non-employee directors pursuant to our Stock Incentive Plan. The issuance of these securities was exempt from the registration requirements of the Securities Act pursuant to Rule 701 under the Securities Act.

          10.   On April 26, 2006, we issued 1,044,833 shares of our common stock to qualified institutional buyers, non-U.S. persons and accredited investors in transactions exempt from the registration requirements of the Securities Act under Section 4(2), Rule 144A, Regulation S and/or Regulation D of the Securities Act. We received aggregate proceeds before expenses of $10,688,641.59 and we paid Friedman, Billings, Ramsey & Co, Inc., who acted as initial purchaser and placement agent in these transactions, an initial purchaser's discount and placement fee of $804,521.41.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit Number		Description
3.1	—	Second Amended and Restated Certificate of Incorporation of Pinnacle Gas Resources, Inc.
3.2	—	Amended and Restated Bylaws of Pinnacle Gas Resources, Inc.
4.1	—	Amended and Restated Securityholders Agreement, dated February 16, 2006.
4.2	—	Registration Rights Agreement, dated April 11, 2006.
*5.1	—	Opinion of Andrews Kurth LLP as to the legality of the securities being registered.
*8.1	—	Opinion of Andrews Kurth LLP relating to tax matters.
*10.1	—	Subscription Agreement, dated March 28, 2005, by and among Pinnacle Gas Resources, Inc. and the CSFB Parties (as defined therein).
*10.2	—	Amendment to Subscription Agreement, dated August 30, 2005, by and among Pinnacle Gas Resources, Inc. and the CSFB Parties (as defined therein).
*10.3	—	Termination of Subscription Agreement, dated April 11, 2006, by and among Pinnacle Gas Resources and the CSFB Parties (as defined therein).
*10.4	—
Termination of AMI Agreement, dated April 11, 2006, by and among Pinnacle Gas Resources, Inc., CCBM, Inc., Carrizo Oil & Gas, Inc., U.S. Energy Corp., Crested Corp. and the CSFB Parties (as defined therein).
*10.5	—	Stock Purchase Agreement, dated March 31, 2006, by and among Pinnacle Gas Resources, Inc. and the Holders party thereto.
*10.6	—
Credit Agreement, dated October 22, 2004, by and among Pinnacle Gas Resources, Inc., as Borrower, the Lenders from time to time party thereto, Encore Bank, as Administrative Agent, and Texas Capital Bank, N.A., as Collateral Agent.
*10.7	—
First Amendment and Waiver to Credit Agreement, dated March 30, 2006, by and among Pinnacle Gas Resources, Inc., as Borrower, Encore Bank, as Administrative Agent and Lender, and Texas Capital Bank, N.A., as Collateral Agent and Lender.
*10.8	—	Purchase and Sale Agreement, effective March 1, 2005, by and between Pennaco Energy, Inc. and Pinnacle Gas Resources, Inc.
*10.9	—	Purchase and Sale Agreement, dated February 7, 2006, between Kennedy Oil and Pinnacle Gas Resources, Inc.
*10.10	—	Gas Gathering Agreement (Low Pressure Field Gathering) by and among Bitter Creek Pipelines, LLC and Pinnacle Gas Resources, Inc., Quaneco L.L.C. and Dolphin Energy Corporation.
*10.11	—	Gas Gathering Agreement (High Pressure Gathering Line) by and among Bitter Creek Pipelines, LLC and Pinnacle Gas Resources, Inc., Quaneco L.L.C. and Dolphin Energy Corporation.
*10.12	—	Midstream Transportation Agreement, effective December 1, 2003, by and between Pinnacle Gas Resources, Inc. and Clear Creek Natural Gas, LLC.
*10.13	—	Amended and Restated Stock Incentive Plan, effective February 16, 2006.
*10.14	—	Form of Stock Option Agreement.
*10.15	—	Form of Restricted Stock Grant Agreement.
*10.16	—	Employment Agreement, dated June 23, 2003, between Pinnacle Gas Resources, Inc. and Peter G. Schoonmaker.
*10.17	—	Form of Indemnification Agreement.

10.18	—	Purchase/Placement Agreement, dated March 31, 2006, between Pinnacle Gas Resources, Inc. and Friedman, Billings, & Ramsey & Co., Inc.
23.1	—	Consent of Ehrhardt Keefe Steiner & Hottman PC.
23.2	—	Consent of Netherland, Sewell & Associates, Inc.
*23.3	—	Consent of Andrews Kurth LLP (included in Exhibit 5.1)
*23.4	—	Consent of Andrews Kurth LLP (included in Exhibit 8.1)
24.1	—	Powers of Attorney (included on Page II-7)

*
To be filed by amendment.

ITEM 17. UNDERTAKINGS

        (a)   The undersigned registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

            (ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Sheridan, Wyoming on May 10, 2006.

PINNACLE GAS RESOURCES, INC.
By:	/s/ PETER G. SCHOONMAKER Peter G. Schoonmaker Chief Executive Officer and President

POWER OF ATTORNEY

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints Peter G. Schoonmaker and Ronald T. Barnes, and each of them individually, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Capacity	Date

/s/ PETER G. SCHOONMAKER Peter G. Schoonmaker	Chief Executive Officer, President and Director (principal executive officer)	May 10, 2006
/s/ RONALD T. BARNES Ronald T. Barnes	Chief Financial Officer, Senior Vice President and Secretary (principal financial officer and principal accounting officer)	May 10, 2006
/s/ STEVEN A. WEBSTER Steven A. Webster	Chairman of the Board of Directors	May 10, 2006
/s/ ROBERT L. CABES, JR. Robert L. Cabes, Jr.	Director	May 10, 2006
/s/ JEFFREY P. GUNST Jeffrey P. Gunst	Director	May 10, 2006

/s/ S.P. JOHNSON, IV S.P. Johnson, IV	Director	May 10, 2006
/s/ KEITH G. LARSEN Keith G. Larsen	Director	May 10, 2006
/s/ MARK J. LARSEN Mark J. Larsen	Director	May 10, 2006
/s/ F. GARDNER PARKER F. Gardner Parker	Director	May 10, 2006
/s/ SUSAN C. SCHNABEL Susan C. Schnabel	Director	May 10, 2006

INDEX TO EXHIBITS

Exhibit Number		Description
3.1	—	Second Amended and Restated Certificate of Incorporation of Pinnacle Gas Resources, Inc.
3.2	—	Amended and Restated Bylaws of Pinnacle Gas Resources, Inc.
4.1	—	Amended and Restated Securityholders Agreement, dated February 16, 2006.
4.2	—	Registration Rights Agreement, dated April 11, 2006.
*5.1	—	Opinion of Andrews Kurth LLP as to the legality of the securities being registered.
*8.1	—	Opinion of Andrews Kurth LLP relating to tax matters.
*10.1	—	Subscription Agreement, dated March 28, 2005, by and among Pinnacle Gas Resources, Inc. and the CSFB Parties (as defined therein).
*10.2	—	Amendment to Subscription Agreement, dated August 30, 2005, by and among Pinnacle Gas Resources, Inc. and the CSFB Parties (as defined therein).
*10.3	—	Termination of Subscription Agreement, dated April 11, 2006, by and among Pinnacle Gas Resources and the CSFB Parties (as defined therein).
*10.4	—
Termination of AMI Agreement, dated April 11, 2006, by and among Pinnacle Gas Resources, Inc., CCBM, Inc., Carrizo Oil & Gas, Inc., U.S. Energy Corp., Crested Corp. and the CSFB Parties (as defined therein).
*10.5	—	Stock Purchase Agreement, dated March 31, 2006, by and among Pinnacle Gas Resources, Inc. and the Holders party thereto.
*10.6	—
Credit Agreement, dated October 22, 2004, by and among Pinnacle Gas Resources, Inc., as Borrower, the Lenders from time to time party thereto, Encore Bank, as Administrative Agent, and Texas Capital Bank, N.A., as Collateral Agent.
*10.7	—
First Amendment and Waiver to Credit Agreement, dated March 30, 2006, by and among Pinnacle Gas Resources, Inc., as Borrower, Encore Bank, as Administrative Agent and Lender, and Texas Capital Bank, N.A., as Collateral Agent and Lender.
*10.8	—	Purchase and Sale Agreement, effective March 1, 2005, by and between Pennaco Energy, Inc. and Pinnacle Gas Resources, Inc.
*10.9	—	Purchase and Sale Agreement, dated February 7, 2006, between Kennedy Oil and Pinnacle Gas Resources, Inc.
*10.10	—	Gas Gathering Agreement (Low Pressure Field Gathering) by and among Bitter Creek Pipelines, LLC and Pinnacle Gas Resources, Inc., Quaneco L.L.C. and Dolphin Energy Corporation.
*10.11	—	Gas Gathering Agreement (High Pressure Gathering Line) by and among Bitter Creek Pipelines, LLC and Pinnacle Gas Resources, Inc., Quaneco L.L.C. and Dolphin Energy Corporation.
*10.12	—	Midstream Transportation Agreement, effective December 1, 2003, by and between Pinnacle Gas Resources, Inc. and Clear Creek Natural Gas, LLC.
*10.13	—	Amended and Restated Stock Incentive Plan, effective February 16, 2006.
*10.14	—	Form of Stock Option Agreement.
*10.15	—	Form of Restricted Stock Grant Agreement.

*10.16	—	Employment Agreement, dated June 23, 2003, between Pinnacle Gas Resources, Inc. and Peter G. Schoonmaker.
*10.17	—	Form of Indemnification Agreement.
10.18	—	Purchase/Placement Agreement, dated March 31, 2006, between Pinnacle Gas Resources, Inc. and Friedman, Billings, & Ramsey & Co., Inc.
23.1	—	Consent of Ehrhardt Keefe Steiner & Hottman PC.
23.2	—	Consent of Netherland, Sewell & Associates, Inc.
*23.3	—	Consent of Andrews Kurth LLP (included in Exhibit 5.1)
*23.4	—	Consent of Andrews Kurth LLP (included in Exhibit 8.1)
24.1	—	Powers of Attorney (included on Page II-7)

*
To be filed by amendment.